HIVE DIGITAL TECHNOLOGIES LTD.

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

AND

MANAGEMENT INFORMATION CIRCULAR

TO BE HELD ON MARCH 5, 2026

These materials are important and require your immediate attention. If you have questions or require assistance with voting your shares, you may contact the Corporation's proxy solicitation agent:

Laurel Hill Advisory Group

North American Toll Free: 1-877-452-7184

Collect Calls Outside North America: 416-304-0211

Text Messages: Text the word, INFO, to 416-304-0211 or 1-877-452-7184

By Email: assistance@laurelhill.com

YOUR VOTE IS IMPORTANT. PLEASE VOTE YOUR SHARES TODAY.

Dated January 16, 2026

FRANK HOLMES

EXECUTIVE CHAIRMAN

HIVE DIGITAL TECHNOLOGIES LTD.

Dear Shareholders,

As Executive Chairman, I am pleased to share my reflections on HIVE's progress through 2025, a year defined by disciplined execution, transformational scale, and the successful advancement of our dual-engine strategy across providing Bitcoin hashrate services and high-performance computing.

Since my last letter, and through multiple market cycles, HIVE has continued to demonstrate something fundamental: our ability to build, scale, and operate complex digital infrastructure with consistency and rigor. We have delivered on the commitments we made to shareholders by expanding capacity, increasing revenue and cash flow, and strengthening our operations across nine time zones and five languages in Bermuda, Canada, Sweden, and Paraguay.

HIVE was founded on a clear and disciplined strategy: to deploy capital responsibly, operate with rigor, and build durable digital infrastructure powered by renewable energy. That strategy has been executed consistently. In 2025, we scaled our Tier 1 data centers from approximately 6 EH/s to 25 EH/s, while tripling revenue and cash flow. Importantly, our Bitcoin hashrate services business operates entirely within Tier I data centers, purpose-built to deliver reliable power, cooling, connectivity, and security at scale. These facilities form the operational backbone of HIVE's global platform and the foundation upon which our next phase of growth is being built.

These outcomes were achieved during periods of significant market volatility, conditions that have tested this industry and clearly separated disciplined operators from those driven by short-term speculation. Today, HIVE contributes approximately 2% of the global Bitcoin hashrate, reflecting our scale, efficiency, and operational relevance.

At the same time, 2025 marked a pivotal year in the evolution of HIVE's second growth engine. Our AI and high-performance computing business doubled during the year, driven by increased demand, expanded GPU deployments, and improved utilization across our data center footprint. This growth underscores the strategic value of our infrastructure-first approach and validates our decision to leverage our Bitcoin hashrate services expertise into AI compute.

A core principle of our AI strategy is that Tier 1 data centers are the backbone of scalable Tier 3 AI infrastructure. Tier 1 facilities provide the essential foundation, land, grid interconnection, fiber connectivity, and proven operational systems - upon which higher-redundancy, mission-critical Tier 3 AI data centers are engineered. Rather than attempting to build Tier 3 facilities in isolation, HIVE has adopted a phased, capital-efficient approach that allows us to scale rapidly while maintaining operational and financial discipline.

In early 2025, we strengthened our leadership team with the appointment of Craig Tavares to champion our AI and data center growth strategy. Craig brings deep experience in cloud services, network infrastructure, and large-scale operations, and his mandate is clear: to scale HIVE's AI platform with the same execution discipline that has defined our Bitcoin hashrate services success.

Following this leadership expansion, HIVE acquired a Tier 1 data center in Toronto, strategically located within one of Canada's most important financial and digital corridors. This acquisition represented a major operational milestone. The facility provides immediate Tier 1 capacity today and is being engineered for a planned 2026 upgrade to Tier 3 specifications, enabling high- availability, mission-critical AI workloads for enterprise and sovereign clients.

Building on this foundation, we achieved another significant milestone with the signing of a strategic partnership with Bell Canada. Bell's selection of HIVE as a preferred partner validates our infrastructure, operational standards, and long-term vision for sovereign AI compute in Canada. Together, we are positioned to deliver secure, NVIDIA-powered AI infrastructure at scale - an increasingly critical component of national and enterprise digital strategies.

Our global execution continued in parallel. In Paraguay, a cornerstone of our renewable-powered expansion, we appointed Gabriel Lamas as Country Site President, Paraguay. This leadership appointment strengthens our regional governance, operational oversight, and regulatory engagement as we continue to scale Tier 1 data center infrastructure supporting both Bitcoin hashrate services today and future AI and HPC workloads.

These milestones, doubling our AI business, scaling Tier 1 data centers globally, acquiring and upgrading strategic facilities, appointing experienced leadership, and securing Tier-1 partnerships, are not isolated achievements. They reflect a deliberate and repeatable execution model. It is the same disciplined approach that enabled HIVE to scale Bitcoin hashrate services across multiple jurisdictions and is now being applied to the AI and high-performance computing opportunity.

What ultimately distinguishes HIVE is execution. We set objectives, invest prudently, bring infrastructure online, and operate it efficiently at scale. Few companies in this sector can credibly demonstrate consistent delivery across Bitcoin hashrate services, AI infrastructure, and renewable-powered data centers, and fewer still can do so across multiple continents.

Looking ahead, HIVE remains focused on scaling responsibly, maintaining capital discipline, and investing where our operational strengths provide a durable advantage. Our objective remains straightforward: to deliver results, honor our commitments, and create long-term value for our shareholders.

On behalf of the Board of Directors and the entire HIVE team, thank you for your continued trust and support. We remain committed to earning that trust every day.

Sincerely,

Frank Holmes

Executive Chairman, HIVE Digital Technologies Ltd.

CAUTIONARY STATEMENT:

This letter contains forward looking information and HIVE cautions readers that forward looking information is based on certain assumptions and risk factors that could cause actual results to differ materially from the expectations of HIVE. Readers should not place undue reliance on forward looking information. Please refer to those risks set out in HIVE's public documents filed on www.sedarplus.ca (which are also available on the website of the U.S. Securities and Exchange Commission at www.sec.gov), and please access the attached hyperlink for an important electronic communications disclaimer: www.hivedigitaltechnologies.com/legal/

HIVE DIGITAL TECHNOLOGIES LTD.

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

Notice is hereby given that an annual general and special meeting (the "Meeting") of the shareholders ("Shareholders") of common shares ("Common Shares") of HIVE Digital Technologies Ltd. (the "Corporation") will be held at 2nd Floor - 1095 West Pender Street, Vancouver, BC, V6E 2M6 on March 5, 2026 at 11:00 a.m. (Pacific Time), for the following purposes:

1. to receive and consider the financial statements of the Corporation for the financial year ended March 31, 2025 and the report of the auditors thereon;

2. to elect the directors of the Corporation for the ensuing year;

3. to appoint Davidson & Company LLP, Chartered Professional Accountants as the auditors of the Corporation for the ensuing year and to authorize the directors to fix their remuneration;

4. to consider and, if deemed advisable, to pass, with or without variation, an ordinary resolution to re-approve, for the ensuing year, the Corporation's amended incentive stock option plan;

5. to consider and, if deemed advisable, to pass, with or without variation, an ordinary resolution to re-approve, for the ensuing year, the Corporation's amended restricted share unit plan;

6. to consider and, if deemed advisable, to pass, with or without variation, an ordinary resolution to approve the amendment of the existing Articles of the Corporation, in accordance with the Business Corporations Act (British Columbia) to amend Article 11.3 of the Part 11. PROCEEDINGS AT MEETINGS OF SHAREHOLDERS as more particularly described in the Circular (the "Quorum Resolution"); and

7. to transact such other business as may properly come before the Meeting or any adjournments or postponements thereof.

The nature of the business to be transacted at the Meeting is described in further detail in the accompanying management information circular of the Corporation (the "Circular") under the section entitled "PARTICULARS OF MATTERS TO BE ACTED UPON".

The record date for the determination of Shareholders entitled to receive notice of, and to vote at, the Meeting or any adjournments or postponements thereof is January 16, 2026 (the "Record Date"). Shareholders whose names have been entered in the register of Shareholders at the close of business on the Record Date will be entitled to receive notice of, and to vote at, the Meeting or any adjournments or postponements thereof.

All Shareholders are invited to attend the Meeting and may attend in person or may be represented by proxy. A "beneficial" or "non-registered" Shareholder will not be recognized directly at the Meeting for the purposes of voting common shares registered in the name of his/her/its broker; however, a beneficial Shareholder may attend the Meeting as proxyholder for the registered Shareholder and vote the common shares in that capacity. Only Shareholders as of the Record Date are entitled to receive notice of and vote at the Meeting. Shareholders who are unable to attend the Meeting in person, or any adjournments or postponements thereof, are requested to vote online or complete, date and sign the enclosed form of proxy (registered holders) or voting instruction form (beneficial holders) and return it in the envelope provided. A proxy will not be valid unless it is deposited with our transfer agent Computershare: (i) by mail using the return envelope enclosed with the form of proxy delivered to you; or (ii) by hand delivery to Computershare, 320 Bay Street, 14th Floor, Toronto, Ontario M5H 4A6. Alternatively, you may vote by telephone at 1-866-732-VOTE (8683) (toll free within North America) or 1-312-588-4290 (outside North America), by facsimile to 1-866-249-7775 or 1-416-263-9524 (if outside North America), or by internet using the 15-digit control number located at the bottom of your proxy at www.investorvote.com. All instructions are listed in the enclosed form of proxy. Your proxy or voting instructions must be received in each case no later than 11:00 am PST on March 3, 2026, or, if the Meeting is adjourned, 48 hours (excluding Saturdays and holidays) before the beginning of any adjournment of the Meeting. Beneficial Shareholders should follow the instructions provided to them from their intermediary.

DATED this 16th day of January, 2026

BY ORDER OF THE BOARD OF DIRECTORS OF
HIVE DIGITAL TECHNOLOGIES LTD.

"Frank Holmes"

Frank Holmes

Executive Chairman

MANAGEMENT INFORMATION CIRCULAR

(containing information as at January 16, 2026, unless indicated otherwise)

For the Annual General and Special Meeting to be held on Wednesday, March 5, 2026

SOLICITATION OF PROXIES

This management information circular is furnished in connection with the solicitation of proxies by the management of HIVE DIGITAL TECHNOLOGIES LTD. (the "Corporation") for use at the annual general and special meeting (the "Meeting"), of the shareholders (the "Shareholders") of common shares of the Corporation ("Common Shares"), to be held on March 5, 2026 at the time and place and for the purposes set forth in the accompanying Notice of Meeting. It is expected that the solicitation will be made primarily by mail. However, officers and employees of the Corporation may also solicit proxies by telephone, e-mail or in person. Additionally, Laurel Hill Advisory Group ("Laurel Hill") has been engaged by the Corporation in connection with the Meeting as the Corporation's proxy solicitation agent and shareholder communications advisor. Laurel Hill will receive a fee of $40,000 for services provided, plus reasonable out-of-pocket expenses. These persons will receive no compensation for such solicitation, other than their ordinary salaries or fees. The total cost of solicitation of proxies will be borne by the Corporation.

NOTICE AND ACCESS

The Corporation has elected to use the notice-and-access process ("Notice-and-Access") that came into effect on February 11, 2013, under National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer ("NI 54-101") and National Instrument 51-102 - Continuous Disclosure Obligations, for distribution of this Circular and other meeting materials to registered Shareholders of the Corporation and Non-Registered Holders (as defined herein).

Notice-and-Access allows issuers to post electronic versions of meeting materials, including circulars, annual financial statements and management discussion and analysis, online, via SEDAR+ and one other website, rather than mailing paper copies of such meeting materials to Shareholders. The Corporation anticipates that utilizing the Notice-and-Access process will substantially reduce both postage and printing costs.

Meeting materials including the Circular and the Corporation's audited financial statements for the years ended March 31, 2025 and 2024 and the Corporation's management discussion and analysis for the year ended March 31, 2025 are available on the Corporation's website at https://www.hivedigitaltechnologies.com/investors, on the Corporation's SEDAR+ profile at www.sedarplus.ca, and on the website of the Corporation's registrar and transfer agent at https://www.computershare.com/ca/en.

Although the Circular and related materials (collectively, the "Meeting Materials") will be posted electronically online, as noted above, the registered Shareholders and Non-Registered Holders (subject to the provisions set out below under the heading "Voting by Beneficial Holders of Shares of the Corporation") will receive a "notice package" (the "Notice-and-Access Notification"), by prepaid mail, which includes the information prescribed by NI 54-101, and a proxy form or voting instruction form from their respective intermediaries. Shareholders should follow the instructions for completion and delivery contained in the proxy or voting instruction form. Shareholders are reminded to review the Circular before voting.

The Corporation has elected to pay for the delivery of Proxy Materials or notice packages to OBOs (as defined herein). Intermediaries often use service companies to forward the Proxy Materials to Beneficial Shareholders.

Shareholders will not receive a paper copy of the Meeting Materials unless they request paper copies from the Corporation.

How to Obtain Paper Copies of the Meeting Materials

All shareholders may request a paper copy of the Meeting Materials be sent to them at no cost. Prior to the meeting, requests may be made as follows: (i) for registered Shareholders, by contacting Computershare at 1-866-962-0498 (toll-free in North America) or 514-982-8716 (from outside North America); and (ii) for Non-Registered Holders by contacting Broadridge at 1-877-907-7643 (toll free in North America) or (direct outside of North America) 303-562- 9305. Requests may be made up to one year from the date Meeting Materials were filed on SEDAR+. To obtain paper copies of the Meeting Materials after the meeting, please contact Computershare at 1-800-564-6253. A paper copy of the Meeting Materials will be mailed to you within three business days of receiving your request, if the request is made at any time prior to the meeting. To ensure you receive the materials in advance of the voting deadline and meeting date, all requests must be received no later than February 19, 2026. If you do request the current materials, please note that another Voting Instruction Form/Proxy will not be sent; please retain your current one for voting purposes.

GENERAL INFORMATION RESPECTING THE MEETING

No person has been authorized to give any information or make any representations in connection with the matters being considered herein other than those contained in this Circular and, if given or made, any such information or representations should be considered not to have been authorized by the Corporation. This Circular does not constitute the solicitation of a proxy by any person in any jurisdiction in which such solicitation is not authorized or in which the person making such solicitation is not qualified to do so or to any person to whom it is unlawful to make such solicitation.

References in this Circular to the Meeting include any adjournment(s) or postponement(s) thereof.

The Corporation's financial statements are reported in United States dollars, the functional currency. In this Circular, unless otherwise indicated, all dollar amounts ("$" or "C$") are expressed in Canadian dollars.

Except where otherwise indicated, the information contained herein is stated as of January 16, 2026.

Electronic copies of this Circular, financial statements of the Corporation for the years ended March 31, 2025 and March 31, 2024 (the "Financial Statements") and management discussion and analysis for 2025 and 2024 (the "MD&A") may be found on the Corporation's SEDAR+ profile at www.sedarplus.ca

Shareholders are reminded to review this Circular before voting.

Shareholders may also obtain paper copies of the Financial Statements and the MD&A free of charge upon request to the Corporation at info@hivedigitaltech.com.

APPOINTMENT AND REVOCATION OF PROXIES

Appointment of Proxy

A Shareholder who does not plan on attending the Meeting in person is requested to complete and sign the enclosed form of proxy and to deliver it to Computershare Investor Services Inc.: (i) by mail using the return envelope enclosed with the form of proxy delivered to you; or (ii) by hand delivery to Computershare, 320 Bay Street, 14th Floor, Toronto, Ontario M5H 4A6. Alternatively, you may vote by telephone at 1-800-732-VOTE(8683) Toll Free in North America or direct dial at 1-312-588-4290, via email to service@computershare.com,, or by internet using the 15-digit control number located at the bottom of your proxy at www.investorvote.com. All instructions are listed in the enclosed form of proxy. In order to be valid and acted upon at the Meeting, the form of proxy must be received no later than 11:00 a.m. (Pacific time) on March 3, 2026 or be deposited with the Secretary of the Corporation before the commencement of the Meeting or any adjournment thereof. The deadline for the deposit of proxies may be waived or extended by the Chair of the Meeting at his discretion, without notice.

If you are a non-registered holder of Common Shares and have received these materials through your broker, custodian, nominee or other intermediary, please complete and return the form of proxy or voting instruction form provided to you by your broker, custodian, nominee or other intermediary in accordance with the instructions provided therein.

The document appointing a proxy must be in writing and executed by the Shareholder or his attorney authorized in writing or, if the Shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized.

A Shareholder submitting a form of proxy has the right to appoint a person (who need not be a Shareholder) to represent him or her at the Meeting other than the persons designated in the form of proxy furnished by the Corporation. To exercise that right, the name of the Shareholder's appointee should be legibly printed in the blank space provided. In addition, the Shareholder should notify the appointee of the appointment, obtain his or her consent to act as appointee and instruct the appointee on how the Shareholder's Common Shares are to be voted.

Shareholders who are not registered shareholders of the Corporation should refer to "Notice to Beneficial Holders of Common Shares" below.

Revocation of Proxy

A Shareholder who has submitted a form of proxy as directed hereunder may revoke it at any time prior to the exercise thereof. If a person who has given a proxy personally attends the Meeting at which that proxy is to be voted, that person may revoke the proxy and vote in person. In addition to the revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the Shareholder or his attorney or authorized agent and deposited with Computershare Investor Services Inc. at any time up to 5:00 p.m. (Toronto time) on March 3, 2026: (i) by mail delivery to 320 Bay Street, 14th Floor, Toronto, Ontario M5H 4A6; or (ii) by phone, at 1-800-732-VOTE(8683) Toll Free in North America or direct dial at 1-312-588-4290, or (iii) via email to service@computershare.com,, or deposited with the Secretary of the Corporation before the commencement of the Meeting, or any adjournment thereof, and upon either of those deposits, the proxy will be revoked.

Notice to Beneficial Holders of Common Shares

Only registered Shareholders or proxyholders duly appointed by registered Shareholders are permitted to vote at the Meeting. Most Shareholders of the Corporation are "non-registered" shareholders because the Common Shares they own are not registered in their names but are instead registered in the name of a brokerage firm, bank or other intermediary or in the name of a clearing agency. Shareholders who do not hold their Common Shares in their own name (referred to herein as "Beneficial Shareholders") should note that only registered Shareholders are entitled to vote at the Meeting. If Common Shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those Common Shares will not be registered in such Shareholder's name on the records of the Corporation. Such Common Shares will more likely be registered under the name of the Shareholder's broker or an agent of that broker. In Canada, the vast majority of such Common Shares are registered under the name of CDS & Co. (the registration name for CDS Clearing and Depositary Services Inc., which company acts as nominee for many Canadian brokerage firms). Common Shares held by brokers (or their agents or nominees) on behalf of a broker's client can only be voted (for or against resolutions) at the direction of the Beneficial Shareholder. Without specific instructions, brokers and their agents and nominees are prohibited from voting Common Shares for the brokers' clients. Therefore, each Beneficial Shareholder should ensure that voting instructions are communicated to the appropriate person well in advance of the Meeting.

Regulatory policy requires brokers and other intermediaries to seek voting instructions from Beneficial Shareholders in advance of Shareholders' meetings. The various brokers and other intermediaries have their own mailing procedures and provide their own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting. Often the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the form of proxy provided by the Corporation to the registered Shareholders. However, its purpose is limited to instructing the registered Shareholder (i.e. the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate the responsibility for obtaining instructions from clients to Broadridge Financial Solutions Inc. ("Broadridge"). Broadridge typically prepares a machine-readable voting instruction form, mails those forms to the Beneficial Shareholders and asks Beneficial Shareholders to return the forms to Broadridge, or otherwise communicate voting instructions to Broadridge (by way of the internet or telephone, for example). Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting. A Beneficial Shareholder who receives a Broadridge voting instruction form cannot use that form to vote Common Shares dire1ctly at the Meeting. The voting instruction form must be returned to Broadridge (or instructions respecting the voting of Common Shares must be communicated to Broadridge well in advance of the Meeting) in order to have the Common Shares voted.

The Corporation may use Broadridge's QuickVote™ service to assist eligible Beneficial Shareholders that are "non-objecting beneficial owners" with voting their Shares over the telephone. Certain Non-Registered Shareholders who are non-objecting beneficial owners may be contacted by Laurel Hill, which is soliciting proxies on behalf of the management of the Corporation, to conveniently obtain voting instructions directly over the telephone.

Proxy-related materials are being sent both to registered Shareholders and indirectly to Beneficial Shareholders. Beneficial Shareholders fall into two categories - those who object to their identity being known to the issuers of securities which they own ("Objecting Beneficial Owners", or "OBOs") and those who do not object to their identity being made known to the issuers of the securities they own ("Non-Objecting Beneficial Owners", or "NOBOs"). Pursuant to NI 54-101, the Corporation is sending the proxy-related materials indirectly through onward intermediaries for onward distribution to NOBOs and OBOs. Management of the Corporation intends to pay for intermediaries to forward the proxy-related materials to OBOs.

Although Beneficial Shareholders may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of their broker, a Beneficial Shareholder may attend the Meeting as proxyholder for the registered Shareholder and vote the Common Shares in that capacity. Beneficial Shareholders who wish to attend the Meeting and indirectly vote their Common Shares as proxyholder for the registered Shareholder should enter their own names in the blank space on the proxy or voting instruction card provided to them and return the same to their broker (or the broker's agent) in accordance with the instructions provided by such broker.

All references to Shareholders in this Circular, instrument of proxy and Notice of Meeting are to registered shareholders of the Corporation unless specifically stated otherwise.

How to Vote

	Registered Shareholders	Beneficial Shareholders
	Common Shares held in own name and represented by a physical certificate or DRS.	Common Shares held with a broker, bank or other intermediary.
Internet	www.investorvote.com	www.proxyvote.com
Telephone	1-866-732-8683	Call the applicable number listed on the voting instruction form.
Mail	Return the form of proxy in the enclosed envelope.	Return the voting instruction form in the enclosed envelope.

For assistance, contact Laurel Hill Advisory Group by texting "INFO" to, or calling, 1-877-452-7184 (North American toll-free) or 1-416-304-0211 (outside North America), or by email to assistance@laurelhill.com.

Voting

Common Shares represented by any properly executed proxy in the accompanying form will be voted for or against, or withheld from voting, as the case may be, on any ballot that may be called for in accordance with the instructions given by the Shareholder. In the absence of such direction, such Common Shares will be voted in favour of the matters set out herein.

The accompanying form of proxy confers discretionary authority on the persons named in it with respect to amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the Meeting. As of the date hereof, management of the Corporation is not aware of any such amendments, variations or other matters which may come before the Meeting. In the event that other matters come before the Meeting, then the management designees intend to vote in accordance with the judgment of management of the Corporation.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

No person who has been a director or an executive officer of the Corporation at any time since the beginning of its last completed financial year, no proposed nominee for election as a director of the Corporation nor any associate of any such director, director nominee or officer has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting, except as disclosed in this Circular.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The authorized share capital of the Corporation consists of an unlimited number of Common Shares without par value and an unlimited number of Preferred Shares without par value. The Corporation's Common Shares are listed on the TSX-V under the symbol "HIVE" and on the Nasdaq Stock Market under the symbol "HIVE".

As at January 16, 2026, there are 249,195,957 Common Shares issued and outstanding and nil Preferred Shares outstanding. Each Common Share entitles the holder thereof to one vote on all matters to be acted upon at the Meeting.

The Corporation has fixed the close of business on January 16, 2026 (the "Record Date") as the record date. Shareholders whose names have been entered in the register of Shareholders at the close of business on the Record Date will be entitled to receive notice of, and to vote, at the Meeting or any adjournments or postponements thereof. Persons registered on the books of the Corporation at the close of business on the Record Date and persons who are transferees of any Common Shares acquired after such Record Date and who have produced properly endorsed certificates evidencing such Common Shares or who otherwise establish ownership thereof and demand, not later than ten (10) days before the Meeting, that their names be included in the list of Shareholders, are entitled to vote at the Meeting.

To the knowledge of the directors and officers of the Corporation, as at the date of this Circular, no person or corporation beneficially owns, directly or indirectly, or exercises control or direction over, 10% or more of the Common Shares.

PARTICULARS OF MATTERS TO BE ACTED UPON

To the knowledge of the board of directors of the Corporation (the "Board"), the only matters to be brought before the Meeting are those matters set forth in the accompanying Notice of Meeting.

1. Receipt of Financial Statements

The financial statements of the Corporation for the fiscal years ended March 31, 2025 and March 31, 2024 and the report of the auditors thereon, will be submitted to the Meeting. Receipt at the Meeting of the auditor's report and the Corporation's audited financial statements for the fiscal years ended March 31, 2025 and March 31, 2024 will not constitute approval or disapproval of any matters referred to therein.

2. Election of Directors

The Board currently consists of four (4) directors. At the Meeting, Shareholders will be asked to consider, and, if thought fit, approve with or without variation a resolution electing the four (4) persons named below. Frank Holmes, Susan B. McGee, Marcus New (Lead Director) and Dave Perrill are incumbent directors and will be proposed for re-election as directors of the Corporation.

It is intended that each of the directors will hold office until the next annual meeting of Shareholders or until his or her successor is elected or appointed, unless such office is earlier vacated in accordance with the provisions of the Business Corporations Act (British Columbia) (the "BCBCA").

Shareholders have the option to: (i) vote for all of the directors of the Corporation listed in the table below; (ii) vote for some of the directors and withhold for others; or (iii) withhold for all of the directors. Unless otherwise instructed, proxies and voting instructions given pursuant to this solicitation by the management of the Corporation will be voted FOR the election of each of the proposed nominees set forth in the table below.

Management has no reason to believe that any of the nominees will be unable to serve as a director. However, if any proposed nominee is unable to serve as a director, the individuals named in the enclosed form of proxy will be voted in favour of the remaining nominees, and may be voted in favour of a substitute nominee unless the Shareholder has specified in the proxy that the Common Shares represented thereby are to be withheld from voting in respect of the election of directors.

The following table states the name of each person nominated by management for election as directors, such person's principal occupation or employment, period of service as a director of the Corporation, and the approximate number of voting securities of the Corporation that such person beneficially owns, or over which such person exercises direction or control:

Name, Province or State and Country of Residence, and Position with the Corporation(1)	Principal Occupation During the Last Five Years(1)	Director Since	Common Shares Owned or Controlled(1)
Frank Holmes Texas, USA Executive Chairman	Chief Executive Officer and Chief Investment Officer of U.S. Global Investors, Inc.	August 23, 2017	425,000
Susan B. McGee(2)(3)(4) Texas, USA Director	Independent Director	December 21, 2021	50,000
Marcus New(2)(3)(4)(5) British Columbia, Canada Director	CEO of InvestX Capital Ltd. & Managing Partner of InvestX Master GP1 Inc.	March 25, 2018	226,0006)
Dave Perrill(2)(3)(4) Minnesota, USA Director	Founder and CEO of Perrill Companies LLC (January 2009 to present). Founder and CEO of Backbone Digital LLC (December 2022 to present). Founder and CEO of Compute North LLC (August 2017 to September 2022).	October 21, 2019	50,000

Notes:

(1) Information about principal occupation, business or employment, not being within the knowledge of the Corporation, has been furnished by respective persons set forth above. The information with respect to the Common Shares beneficially owned, controlled or directed is not within the direct knowledge of the Corporation and has been obtained from SEDI or furnished by the respective individuals. This table does not include Common Shares underlying unexercised stock options, RSUs and warrants.

(2) Member of the Audit Committee. Marcus New serves as Chair. On December 21, 2021, Frank Holmes resigned as a member of the Audit Committee and Susan B. McGee was appointed as a member of the Audit Committee.

(3) Member of the Compensation Committee. Dave Perrill serves as Chair.

(4) Member of the Corporate Governance Committee. Susan B. McGee serves as Chair.

(5) Lead Director.

(6) Mr. New holds 220,000 shares through ROI Capital Ltd.

Frank Holmes

Mr. Holmes serves as the Executive Chairman of the Corporation. He is Chief Executive and Chief Investment Officer at U.S. Global Investors, Inc. ("US Global"), which specializes in global markets and thematic, niche industries.

As Chief Investment Officer at US Global, he oversees an investment team whose mutual funds have won more than two dozen Lipper Fund Awards and certificates since 2000, while also being recognized by Morningstar over the years.

Mr. Holmes was named 2006 Mining Fund Manager of the Year by Mining Journal. He is co-author of the book The Goldwatcher: Demystifying Gold Investing and has written investment articles for investment-focused publications. Mr. Holmes is a much-sought-after keynote speaker, a guest on financial programs, and a regular contributor to a number of investor-education websites. Mr. Holmes holds a bachelor's degree in economics from the University of Western Ontario.

Susan B. McGee

Susan McGee serves as a Director of the Corporation. She is also on the boards of directors of NYSE-listed Goldman Sachs BDC, Inc., Goldman Sachs Silver Cap Holdings LLC, Goldman Sachs Private Middle Market Credit II LLC, Goldman Sachs Private Credit Corp, and GS Philip Street Middle Market Lending LLC. She also serves on the board of directors of ETTL Engineers & Consultants, Inc.

Ms. McGee served as President of U.S. Global Investors, Inc., a NASDAQ-listed and SEC-registered investment advisor specializing in metals, mining and natural resources, from 1998 to 2018 and as the company's General Counsel from 1997 to 2018. Ms. McGee also served on the Investment Company Institute (ICI) Board of Governors from 2008 to 2018. In addition, Ms. McGee most recently served as a member of the Securities and Exchange Commission's ("SEC") Asset Management Advisory Committee, advising the SEC on Environmental, Social and Governance and Diversity, Equity and Inclusion disclosures, market structure and various other matters.

Marcus New

Marcus New serves as Lead Director of the Corporation and is Chair of the Audit Committee. He is an entrepreneur who has been involved in building a number of businesses disrupting the capital markets over the past twenty years. He is the current Chief Executive Officer of InvestX Capital Ltd., and Managing Partner of InvestX Master GP1 Inc., a late-stage venture investment manager for high net-worth investors, institutions and their advisers. Mr. New has led more than $700 million of investments into the worlds leading private companies. Previously Mr. New was the founder and Chief Executive Officer of Stockhouse Publishing Ltd. ("Stockhouse"), Canada's leading online financial community and a global hub for affluent investors. Prior to launching Stockhouse, Mr. New founded and built Stockgroup Media Inc., an online information and analytics company whose client base consisted of leading brokerage firms, global institutional sales desks, and hedge funds. Mr. New has a bachelor's degree in Business from Trinity Western University and has graduated from the Birthing of Giants program at the Massachusetts Institute of Technology.

Dave Perrill

Mr. Perrill serves as a Director of the Corporation and is the chair of the Compensation Committee. Mr. Perrill is a 29-year veteran of the data center, Bitcoin mining, energy, and information security industry. Dave is a four-time technology founder with two successful exits. He most recently founded and scaled the largest crypto focused infrastructure company in North America, developing over 700MW of projects across 4 states. He has been recognized as an Inc. 100 award winner, EY Entrepreneur of the Year, and a Fast 50 (#1 ranking in Minnesota) award winner. Mr. Perrill holds a B.S. in Management Information Systems and an MBA in Finance from the University of Minnesota.

Meeting Attendance

The Board holds regularly scheduled meetings and ad hoc meetings as required from time to time. In connection with these Board meetings, the committees of the Board may meet independently, or hold in camera sessions.

The Independent directors do not hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. However, as part of their regularly scheduled meetings, the Board and the Audit Committee typically hold in camera sessions without management present in order to facilitate open and candid discussion.

During the year ended March 31, 2025, the Board held 7 meetings, and the Audit Committee held 4 meetings. At each Audit Committee meeting, the independent directors were entitled to hold in camera sessions at which the non- independent directors and invited officers were not present. During the year ended March 31, 2025, the Compensation Committee held 1 meeting and the Corporate Governance Committee held 1 meeting. The members of the Compensation Committee and Corporate Governance Committee may call meetings of the Compensation Committee and Corporate Governance Committee, as applicable, at any time and on an ad hoc basis as needed to carry out the functions of such committees. See "Statement of Corporate Governance - Other Board Committees - Corporate Governance Committee" and "Statement of Corporate Governance - Compensation".

	Board and Committee Meeting
Name of Director	Board (7)	Audit (4)	Compensation (1)	Corporate Governance (1)
Frank Holmes(1)	7	N/A	N/A	N/A
Susan B. McGee(2)	7	4	1	1
Marcus New(3)	7	4	1	1
Dave Perrill(4)	7	4	1	1

Notes:

(1) Mr. Holmes joined the Board on August 23, 2017.

(2) Ms. McGee joined the Board on December 21, 2021.

(3) Mr. New joined the Board on March 25, 2018.

(4) Mr. Perrill joined the Board on October 21, 2019.

Corporate Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To the knowledge of the Corporation, other than as set out below, no proposed director of the Corporation is as at the date of this Circular, or within the ten (10) years prior to the date of this Circular has been, a director, chief executive officer or chief financial officer, of any company (including the Corporation) that:

(a) while that person was acting in that capacity was subject to:

(i) a cease trade order (including any management cease trade order which applied to directors or executive officers of a company, whether or not the person is named in the order), or

(ii) an order similar to a cease trade order, or

(iii) an order that denied the relevant company access to any exemption under securities legislation,

that was in effect for a period of more than thirty (30) consecutive days (an "Order"); or

(b) was subject to an Order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

To the knowledge of the Corporation, other than as set out below, no proposed director of the Corporation (or any personal holding company of any such individual) is, or within the ten (10) years prior to the date of this Circular has:

(a) been a director or executive officer of any corporation that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver manager or trustee appointed to hold its assets; or

(b) become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets such individual.

To the knowledge of the Corporation, other than as set out below, no proposed director of the Corporation (or any personal holding company of any such individual) has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

The exceptions to the above statements are as follows:

i. Each of Frank Holmes and Marcus New were directors of HIVE (Frank Holmes at the time was Interim Executive Chairman) during a management cease trade order issued by the British Columbia Securities Commission ("BCSC") on July 30, 2019 (the "2019 CTO"), in connection with the late filing of the Corporation's March 31, 2019 annual financial statements and management's discussion and analysis. The 2019 CTO was revoked on October 8, 2019 upon the filing of the relevant financial statements and management's discussion and analysis.

ii. Each of Frank Holmes, Marcus New and David Perrill were directors of HIVE, and Frank Holmes was Executive Chairman, during a management cease trade order issued by the BCSC on July 30, 2021 (the "2021 CTO"), in connection with the late filing of the Corporation's March 31, 2021 annual financial statements and management's discussion and analysis. The 2021 CTO was revoked on October 4, 2021 upon the filing of the relevant financial statements and management's discussion and analysis.

iii. Each of Frank Holmes, Marcus New and David Perrill were directors of HIVE, and Frank Holmes was the Executive Chairman, during a management cease trade order issued by the BCSC on June 30, 2022 (the "2022 CTO"), in connection with the late filing of the Corporation's annual financial statements and management's discussion and analysis for the years ended March 31, 2022 and 2021. The 2022 CTO was revoked on July 20, 2022 upon the filing of the relevant financial statements and management's discussion and analysis.

iv. Marcus New was Chief Executive Officer and a director of Invictus Financial Inc. ("Invictus"), which was the subject of a failure-to-file cease trade order issued by the BCSC on September 6, 2016, for failing to file certain financial statements and management's discussion and analysis. The cease trade order was revoked by the BCSC on September 7, 2016.

v. Dave Perrill, who is a Director of HIVE, was the founder and CEO of Compute North LLC, (now renamed "Mining Project Wind Down Holdings, Inc.") from October 2017 to September 1, 2022, which filed petitions under Chapter 11 of the United States Bankruptcy Code on September 22, 2022. Following a 363 sale (under the U.S. Bankruptcy Code) of the remaining assets, the restructuring plan was formally approved by Judge Isgur in the Southern District of Texas on February 16, 2023.

Subsequently, on or about December 31, 2024, the plan administrator and trustee for the Project Wind Down Holdings, Inc. filed a complaint against the former board members of Compute North LLC alleging breach of fiduciary duty and various failures of the board to protect the solvency and viability of the company. Along with the other former directors named in the complaint, Mr. Perrill is vigorously defending this suit. The action is filed in the United States Bankruptcy Court for The Southern District of Texas Houston Division.

3. Appointment of Auditors

Davidson & Company LLP, Chartered Professional Accountants, of Vancouver, British Columbia ("Davidson & Co") are the independent registered certified auditors of the Corporation. Davidson & Co was first appointed as auditor of the Corporation on April 10, 2019. Management of the Corporation intends to nominate Davidson & Co for re-appointment as auditors of the Corporation.

At the Meeting, Shareholders will be asked to consider and, if thought advisable, to pass an ordinary resolution to re-appoint Davidson & Co to serve as auditors of the Corporation until the next annual meeting of Shareholders and to authorize the directors of the Corporation to fix their remuneration as such. To be adopted, this resolution is required to be passed by the affirmative vote of a majority of the votes cast at the Meeting.

Unless the Shareholder has specifically instructed that his or her Common Shares are to be withheld from voting in connection with the appointment of Davidson & Co, the persons named in the accompanying proxy intend to vote FOR the re-appointment of Davidson & Co as the auditors of the Corporation to hold office until the next annual meeting of Shareholders or until a successor is appointed, and to authorize the Board to fix their remuneration.

4. Re-approval of Rolling Stock Option Plan

The TSX Venture Exchange ("TSX-V") requires all listed companies with a 10% rolling stock option plan to obtain annual shareholder approval of such a plan, and to approve any amendments thereto. Shareholders will be asked at the Meeting to vote on a resolution (the "Option Plan Resolution") to re-approve the amended option plan of the Corporation (the "Option Plan") for the ensuing year. The Option Plan was adopted by the Board originally on July 20, 2017, and amended on November 16, 2022 and November 29, 2023.

The Option Plan provides that the Board of Directors of the Corporation may from time to time, in its discretion, grant options to purchase Common Shares ("Options") to directors, officers, employees and consultants of the Corporation, or any subsidiary of the Corporation. The Option Plan provides for a floating maximum limit of 10% of the outstanding Common Shares less the aggregate number of Common Shares then reserved for issuance pursuant to any other share compensation arrangement, as permitted by the policies of the TSX-V.

The significant terms of the Corporation's Option Plan are set out below, which terms are qualified in their entirety by the full text of the Option Plan which is attached hereto as Schedule "C". All capitalized terms not otherwise defined have the meaning ascribed to them in the Option Plan and TSX-V Policy 4.4 Security-Based Compensation ("Policy 4.4"):

i. The maximum number of Shares that are issuable pursuant to the Option Plan and all such Security Based Compensation Arrangements of the Corporation, in aggregate, is equal to up to a maximum of 10% of the Shares of the Corporation outstanding as at the date of grant or issuance of any Security Based Compensation under any of such Security Based Compensation Arrangements;

ii. an optionee must either be an Eligible Charitable Organization or a Director, Employee or Consultant of the Corporation at the time the Option is granted in order to be eligible for the grant of an Option to the optionee;

iii. the aggregate number of Shares that are issuable pursuant to all Security Based Compensation granted to any one Person (and companies wholly owned by that Person) in a 12-month period must not exceed 5% of the issued common shares of the Corporation calculated on the date an Option is granted to the Person (unless the Corporation has obtained the requisite Disinterested Shareholder Approval);

iv. the aggregate number of Shares that are issuable pursuant to all Security Based Compensation granted to any one Consultant in any 12-month period must not exceed 2% of the issued common shares of the Corporation, calculated at the date an Option is granted to the Consultant;

v. the aggregate number of Shares that are issuable pursuant to all Security Based Compensation granted to Insiders of the Corporation, in any 12-month period and at any point in time, must not exceed 10% of the issued common shares of the Corporation, calculated at the date an Option is granted to an Insider;

vi. the aggregate number of Options granted to all Persons retained to provide Investor Relations Activities must not exceed 2% of the issued shares of the Corporation in any 12-month period, calculated at the date an Option is granted to any such Person;

vii. Options issued to Persons retained to provide Investor Relations Activities must vest in stages over a period of not less than 12 months with no more than 1/4 of the Options vesting in any 3-month period;

viii. optionees are entitled to utilize a cashless exercise feature pursuant to which they may elect to undertake a broker-assisted "cashless exercise", subject to the procedures set out in the Option Plan;

ix. the minimum exercise price per common share of an Option must not be less than the Market Price of the common shares of the Corporation, subject to a minimum exercise price of $0.05;

x. Options can be exercisable for a maximum of 10 years from the date of grant (subject to extension where the expiry date falls within a "blackout period" (as that term is defined in the Option Plan);

xi. Options (other than Options held by a person involved in investor relations activities) will cease to be exercisable 90 days after the optionee ceases to be a Director (which term includes a senior officer), Employee, Consultant, Eligible Charitable Organization or Management Company Employee otherwise than by death or termination for cause, or after a "reasonable period" after the optionee ceases to serve in such capacity, as determined by the Board. Options granted to persons involved in Investor Relations Activities will cease to be exercisable 30 days after the optionee ceases to serve in such capacity, or after a "reasonable period" after the optionee ceases to serve in such capacity, as determined by the Board;

xii. all Options are non-assignable and non-transferable;

xiii. Disinterested Shareholder Approval will be obtained for any reduction in the exercise price of an Option if the optionee is an Insider of the Corporation at the time of the proposed amendment;

xiv. subject to the prior acceptance of the TSX-V, the Option Plan contains provisions for adjustment in the number of common shares or other property issuable on exercise of an Option in the event of a share consolidation, split, reclassification or other capital reorganization, or a stock dividend, amalgamation, merger or other relevant corporate transaction, or any other relevant change in or event affecting the common shares;

xv. upon the occurrence of an Accelerated Vesting Event (as defined in the Option Plan), the Board will have the power, at its sole discretion and without being required to obtain the approval of shareholders or the holder of any Option, to make such changes to the terms of Options as it considers fair and appropriate in the circumstances, including but not limited to: (a) accelerating the vesting of Options, conditionally or unconditionally; (b) terminating every Option if under the transaction giving rise to the Accelerated Vesting Event, Options in replacement of the Options are proposed to be granted to or exchanged with the holders of Options, which replacement Options treat the holders of Options in a manner which the Board considers fair and appropriate in the circumstances having regard to the treatment of holders of common shares under such transaction; (c) otherwise modifying the terms of any Option to assist the holder to tender into any take-over bid or other transaction constituting an Accelerated Vesting Event; or (d) following the successful completion of such Accelerated Vesting Event, terminating any Option to the extent it has not been exercised prior to successful completion of the Accelerated Vesting Event. The determination of the Board in respect of any such Accelerated Vesting Event shall for the purposes of the Option Plan be final, conclusive and binding. Notwithstanding the foregoing, the vesting of any Option held by an Eligible Person engaged in Investor Relations Activities may not be accelerated without prior Exchange approval;

xvi. in connection with the exercise of an Option, as a condition to such exercise the Corporation shall require the optionee to pay to the Corporation an amount as necessary so as to ensure that the Corporation is in compliance with the applicable provisions of any federal, provincial or local laws relating to the withholding of tax or other required deductions relating to the exercise of such Option; and

xvii. an Option will be automatically extended past its expiry date if such expiry date falls within a blackout period during which the Corporation prohibits optionees from exercising their Options, subject to the following requirements: (a) the blackout period must (i) be formally imposed by the Corporation pursuant to its internal trading policies; and (ii) must expire upon the general disclosure of undisclosed Material Information; and (b) the automatic extension of an optionee's Option will not be permitted where the optionee or the Corporation is subject to a cease trade order (or similar order under Securities Laws) in respect of the Corporation's securities.

The Board recommends that Shareholders vote FOR the Option Plan Resolution. Unless the Shareholder has specifically instructed in the form of proxy or voting instruction form that the Common Shares represented by such proxy or voting instruction form are to be voted against the Option Plan Resolution, the persons named in the proxy or voting instruction form will vote FOR the Option Plan Resolution.

The text of the resolution to be passed is as follows. In order to be passed, a majority of the votes cast at the Meeting in person or by Proxy must be voted in favour of the resolution.

BE IT RESOLVED THAT the Corporation's Option Plan dated July 20, 2017, as amended, be and is hereby ratified, confirmed and approved, together with any amendments or additional provisions as the directors of the Corporation may deem necessary or advisable, provided that such amendments are not inconsistent with the policies of the TSX Venture Exchange.

As of the date of this Circular, outstanding Options to purchase a total of 2,636,200 Common Shares have been issued to directors, officers, employees and consultants of the Corporation and remain outstanding. As at the date hereof, the number of Common Shares remaining available for issuance under the Option Plan and the RSU Plan (as defined below) is an aggregate of 9,100,966, being 10% of the total number of issued and outstanding Common Shares, less the number of Options and RSUs outstanding.

5. Re-approval of Restricted Share Unit Plan

The TSX-V requires the Corporation to obtain shareholder approval at the time of any amendment of security-based compensation plans, such as the Corporation's restricted share unit plan (the "RSU Plan"). Shareholders will be asked at the Meeting to vote on a resolution (the "RSU Plan Resolution") to re-approve the Corporation's RSU Plan, as amended, for the ensuing year, as adopted by the Board originally on October 17, 2018 and last approved by the Shareholders on December 11, 2024.

The RSU Plan provides that the Board of Directors of the Corporation may from time to time, in its discretion, grant restricted share units ("RSUs") to directors, officers, employees and consultants of the Corporation, or any subsidiary of the Corporation.

The significant terms of the Corporation's RSU Plan are set out below, which terms are qualified in their entirety by the full text of the RSU Plan which is attached hereto as Schedule "D". All capitalized terms not otherwise defined have the meaning ascribed to them in the RSU Plan and Policy 4.4:

i. The maximum number of Shares that are issuable pursuant to the RSU Plan and all such Security Based Compensation Arrangements of the Corporation, in aggregate, is equal to up to a maximum of 10% of the Shares of the Corporation outstanding as at the date of grant or issuance of any Security Based Compensation under any of such Security Based Compensation Arrangements;

ii. to be eligible for an RSU grant, the recipient must be a Director, Employee or Consultant (other than persons who are Investor Relations Service Providers) of the Corporation at the time the RSU is granted in order to be eligible for the grant of an Option to the optionee;

iii. the aggregate number of Shares issuable pursuant to all Security Based Compensation granted to any one Eligible Person (and companies wholly owned by that Eligible Person) in a 12-month period, together with any other Security Based Compensation Arrangement, must not exceed 5% of the issued common shares of the Corporation calculated on the date the Security Based Compensation is granted to the Eligible Person (unless the Corporation has obtained the requisite Disinterested Shareholder Approval);

iv. the maximum number of Shares which may be reserved for issuance to Insiders under the RSU Plan, together with any other Security Based Compensation Arrangement, may not exceed 10% of the issued Shares at any point in time. The maximum number of Shares which may be reserved for issuance to Insiders under the RSU Plan, together with any other Security Based Compensation Arrangement, may not exceed 10% of the issued Shares in any 12-month period;

v. the maximum aggregate number of Shares that are issuable pursuant to all Security Based Compensation granted or issued in any 12-month period to any one Consultant must not exceed 2% of the issued Shares of the Corporation, calculated as at the date any Security Based Compensation is granted or issued to the Consultant;

vi. RSUs credited to a Participant's Account in respect of a Performance Period must vest within three years following the end year of the Grant Date, or else such RSUs will be cancelled, and no vesting, payment or issuance shall be made under the RSU Plan in respect of such RSUs;

vii. at no time may an RSU vest before the date which is one year following the grant date of the RSU;

viii. all RSUs will cease to vest as at the date upon which the Participant ceases to be an Eligible Person. Participants will not be entitled to any compensation in respect of any part of the RSU which was not vested;

ix. all RSUs are non-assignable and non-transferable;

x. upon the voluntary resignation or the termination for cause of a Participant, all of the Participant's RSUs which remain unvested in the Participant's Account shall be forfeited without any entitlement to such Participant. A Participant must continue to be an Eligible Person as at the expiry of the Performance Period, in order for the RSU to vest;

xi. subject to the prior acceptance of the TSX-V, the RSU Plan contains provisions for adjustment in the number of common shares or other property issuable on exercise of an Option in the event of a share consolidation, split, reclassification or other capital reorganization, or a stock dividend, amalgamation, merger or other relevant corporate transaction, or any other relevant change in or event affecting the common shares;

xii. in connection with the exercise of an RSU, as a condition to such exercise the Corporation shall require the optionee to pay to the Corporation an amount as necessary so as to ensure that the Corporation is in compliance with the applicable provisions of any federal, provincial or local laws relating to the withholding of tax or other required deductions relating to the exercise of such option; and

xiii. subject to the RSU Plan, if the applicable redemption date for an RSUs occurs during or within ten business days of the expiration of a Black Out Period applicable to such Participant, then the redemption date for such RSUs shall be extended to the close of business on the tenth business day following the expiration of the Black Out Period.

The Board recommends that Shareholders vote FOR the RSU Plan Resolution. Unless the Shareholder has specifically instructed in the form of proxy or voting instruction form that the Common Shares represented by such proxy or voting instruction form are to be voted against the RSU Plan Resolution, the persons named in the proxy or voting instruction form will vote FOR the RSU Plan Resolution.

The text of the resolution to be passed is as follows. In order to be passed, a majority of the votes cast at the Meeting in person or by Proxy must be voted in favour of the resolution.

BE IT RESOLVED THAT the Corporation's RSU Plan dated October 17, 2018, as amended, be and is hereby ratified, confirmed and approved, together with any amendments or additional provisions as the directors of the Corporation may deem necessary or advisable, provided that such amendments are not inconsistent with the policies of the TSX Venture Exchange.

As of the date of this Circular, a total of 13,182,430 RSUs have been issued to directors, officers, employees and consultants of the Corporation and remain outstanding. As at the date hereof, the number of Common Shares remaining available for issuance under the RSU Plan and the Option Plan is an aggregate of 9,100,966, being 10% of the total number of issued and outstanding Common Shares, less the number of Options and RSUs outstanding.

6. Amendment to Shareholder Quorum

The Board proposes to amend (the "Amendment") its articles (the "Articles") in accordance with the provisions of the BCBCA, to change the quorum requirements to transact business at a meeting of shareholders (the "Quorum Requirement"). Currently, Section 11.3 of the Articles define the quorum necessary for the transaction of business at a meeting of Shareholders as "is two (2) shareholders entitled to vote at the meeting, present in person or represented by proxy". The Amendment provides that at a meeting of Shareholders, the quorum is two (2) persons who are, or who represent by proxy, Shareholders who, in the aggregate, hold at least 33 1∕3% of the issued Common Shares entitled to be voted at the meeting. The full text of the Articles, as amended by the Amendment, is annexed hereto as Schedule "E".

Historically, the Corporation qualified as a "foreign private issuer" under the U.S. Securities Exchange Act of 1934, as amended, and was entitled to rely on certain corporate governance exemptions under Nasdaq Listing Rules. Beginning on April 1, 2026, the Corporation expects that it will no longer qualify as a foreign private issuer and as such must comply with Nasdaq's quorum requirements. The Amendment is meant to align the Corporation's Articles with such requirements. If the Quorum Resolution is passed, section 11.3 of the Articles will be replaced in their entirety with the following:

"11. 3 Quorum

Subject to the special rights and restrictions attached to the shares of any class or series of shares, the quorum for the transaction of business at a meeting of shareholders is two (2) persons who are, or who represent by proxy, shareholders who, in the aggregate, hold shares to which are attached at least 33 1/3% of the votes attached to all of the issued shares of the Company entitled to be voted at the meeting."

If the Quorum Resolution is passed, the Amendment will become effective on the date and time that the ordinary resolution is received for deposit at the Company's records office, which the Company anticipates will be immediately after the Meeting.

The Board recommends that Shareholders vote FOR the Quorum Resolution. Unless the Shareholder has specifically instructed in the form of proxy or voting instruction form that the Common Shares represented by such proxy or voting instruction form are to be voted against the Quorum Resolution, the persons named in the proxy or voting instruction form will vote FOR the Quorum Resolution.

The text of the resolution to be passed is as follows. In order to be passed, a majority of the votes cast at the Meeting in person or by proxy must be voted in favor of the resolution.

"BE IT RESOLVED, as an ordinary resolution that the Articles of the Corporation be amended, substantially in the form appended as Schedule "E" attached hereto by amending article 11.3 thereto, which modifies the quorum requirements to transact business at a meeting of Shareholders; and

BE IT FURTHER RESOLVED, that any one director or officer of the Corporation be and is hereby authorized and directed to do all such acts and things and to executed and deliver all such documents, instruments and assurances as in the opinion of such director or officer may be necessary or desirable to give effect to the foregoing resolutions."

7. Other Matters

Management of the Corporation knows of no amendment, variation or other matter to come before the Meeting other than the matters referred to in the notice of meeting accompanying this Circular. However, if any other matter properly comes before the Meeting, valid forms of proxy will be voted on such matter in accordance with the best judgment of the persons voting the proxy.

STATEMENT OF EXECUTIVE COMPENSATION

Named Executive Officers

For the purposes of this Information Circular, a Named Executive Officer ("NEO") of the Corporation means each of the following individuals:

(a) a chief executive officer ("CEO") of the Corporation;

(b) a chief financial officer ("CFO") of the Corporation;

(c) in respect of the Corporation and its subsidiaries, the three most highly compensated executive officers other than the individuals identified in paragraphs (a) and (b) at the end of the most recently completed financial year whose total compensation was more than $150,000; and

(d) each individual who would be an NEO under paragraph (c) above but for the fact that the individual was neither an executive officer of the Corporation, nor acting in a similar capacity, at the end of that financial year.

COMPENSATION DISCUSSION AND ANALYSIS

Compensation provided to the Corporation's NEOs is determined and reviewed by the Corporation's Compensation Committee. In establishing executive compensation policies, the Compensation Committee takes into consideration the recommendations of management and, following discussion and review, reports them to the Corporation's full Board of Directors for final approval. The members of the Compensation Committee are Dave Perrill, Susan B. McGee and Marcus New.

Compensation plays a key role in achieving the Corporation's business objectives and in thereby creating and perpetuating value for its shareholders over the long term. The Compensation Committee and the Corporation at large believe that executive compensation must serve three functions if it is to fulfill its role optimally. First, it must offer competitive pay in terms of both value and structure to attract outside executives of the highest calibre. Second, it must appropriately reward the exceptional contributions of its current executives to retain their talents for the future benefit of the Corporation. Third, it must align the personal interests of the Corporation's executives with those of its shareholders, such that all levels of its organization are incentivized to maximize long-term shareholder value.

To put this philosophy into practice, the Corporation's compensation of NEOs has come to consist of the following:

(a) Base Salary;

(b) Eligibility to Receive Bonuses in the Form of Cash Payments;

(c) Option Based Awards; and

(d) Awards under the Corporation's Restricted Share Unit Plan.

All these tools have distinct roles to play in realizing the Corporation's executive compensation philosophy and the Board of Directors used each of them in shaping the specific amounts and forms of compensation to be paid to the Corporation's executives during the year ended March 31, 2025. Grounded in the above philosophy, the Board of Directors considered a number of factors to tailor each NEO's compensation package to their unique circumstances, including their performance during the fiscal year, their roles and responsibilities, their historical compensation and historical performance and the relationship therebetween, the compensation of comparable roles at comparable corporations, and any contractual commitments the Corporation has made to its executives regarding compensation.

The Board of Directors has not conducted a formal evaluation of the implications of the risks associated with the Corporation's compensation policies. Risk management is a consideration of the Board of Directors when implementing its compensation policies and the Board of Directors do not believe that the Corporation's compensation policies result in unnecessary or inappropriate risk-taking including risks that are likely to have a material adverse effect on the Corporation.

Compensation Governance

Determination of the Amount of Each Element of Executive Compensation, Compensation Risk and Compensation Governance

Compensation of the NEOs of the Corporation is reviewed annually by the Compensation Committee, which makes its recommendations to the Board. The Corporation evaluates its direct compensation levels (base salary plus short- term incentive and long-term incentives) and performs high-level analyses of the short and long-term design practices relative to the competitive market. In the 2024 financial year, the Corporation identified the peer group companies (the "Peer Group"), whose compensation practices are reviewed annually to generally ensure that the practices of the Corporation remain aligned with the current size and scope of the Corporation's operations:

Peer Group
Bitfarms Ltd.	CleanSpark, Inc.	Hut 8 Mining Corp.
Marathon Digital Holdings, Inc.		Riot Platforms, Inc.

For example: in the March 31, 2023 financial year, following a review of the compensation practices of the above Peer Group, it was determined to make an RSU award to Mr. Holmes in remuneration for prior years of service, during which he took on executive duties and navigated the Corporation through a bear market, completed acquisitions of data centres in New Brunswick (Atlantic Datacentre) and Quebec (Lachute Datacentre), built competitive revenues and cash flows relative to the Peer Group, but did not receive compensation for his role as Chief Executive Officer. In particular, under the leadership of Mr. Holmes, the Compensation Committee noted that in comparison to the Peer Group, the Corporation established high levels of Bitcoin mined per Exahash, low levels of general and administrative expenses per Bitcoin mined and minimal levels or share dilution. See note (8) to the Summary Compensation Table below for a description regarding the fair value calculation for these RSUs, which the Board believes is commensurate with compensation awarded by industry peers. The Company has not made changes to the composition of the Peer Group nor has it made significant changes to its compensation practices in the 2025 financial year.

The Board reviews from time to time and at least once annually, the risks, if any, associated with the Corporation's compensation policies and practices at such time. Implicit in the Board's mandate is that the Corporation's policies and practices respecting compensation, including those applicable to the Corporation's executives, be designed in a manner which is in the best interests of the Corporation and its shareholders and risk implications is one of many considerations which are taken into account in such design.

Compensation by the granting of options and RSUs is both "long term" and "at risk" and, accordingly, is directly linked to the achievement of long-term value creation. As the benefits of such compensation, if any, are not realized by the executive until a significant period of time has passed, the ability of executives to take inappropriate or excessive risks that are beneficial to them from the standpoint of their compensation at the expense of the Corporation and its shareholders is limited.

The Board closely monitors and considers any risks which may be associated with the Corporation's compensation policies and practices. Risks, if any, may be identified and mitigated through regular Board meetings during which, financial and other information of the Corporation are reviewed, and which includes executive compensation. Compensation of the NEOs of the Corporation is reviewed annually by the Compensation Committee, which approves the compensation of the NEOs.

Base Salary

The Corporation believes that a competitive base salary is a necessary element of any compensation program that is designed to attract and retain talented and experienced executives. The Corporation also believes that base salaries offer a security and independence that variable compensation alone could not, and that attractive salaries can motivate and reward executives for their overall performance.

To the extent that the Corporation has entered into employment agreements with its executives, the base salaries of such individuals reflect the base salaries that the Corporation negotiated with them. The base salaries that the Corporation negotiated with its executives were based on the individual experience and skills of, and expected contribution from, each executive, the roles and responsibilities of the executive, the base salaries of the Corporation's existing executives and other factors.

Eligibility to Receive Bonuses in the Form of Cash Payments

The Compensation Committee, together with recommendations from management, awards bonuses based on both individual performance and corporate success at various times throughout the year. Such bonuses incentivize exceptional performance and appropriately reward the individual contributions of executives from year to year. At this time, the Corporation does not have any specific milestone criteria for issuing bonuses.

Option Based Awards

The Corporation has in effect the Option Plan. Grants of Options and restricted share units, as equity-based compensation, are unique in furthering all three functions of an effective compensation regime. They are used to appropriately compensate directors, officers, senior management personnel and consultants of the Corporation for their individual contributions in a given year, to enable the Corporation to attract and retain experienced and qualified individuals in those positions by rewarding sustained performance with increasing stakes in the long-term success of the Corporation, and to align executives' personal incentives with those of the Shareholders by permitting such individuals to directly participate in any increase in per share value created by their efforts.

In determining option grants to the NEO's, the Compensation Committee together with management takes into consideration factors that include the amount and exercise price of previous option grants, other forms and amounts of compensation in the current and previous fiscal years, the NEOs experience, level of expertise and responsibilities, their historical compensation and performance, and the particular contributions of each NEO towards the completion of corporate transactions during the fiscal year.

See "PARTICULARS OF MATTERS TO BE ACTED UPON - 4. Re-approval of Rolling Stock Option Plan" above for significant terms of the Option Plan and Schedule "C" for the full text of the Option Plan, which qualifies the listed significant terms in their entirety.

Awards under the Corporation's Restricted Share Unit Plan

The Corporation also has a RSU Plan in effect. Grants of restricted share units and Options, as equity-based compensation, are unique in furthering all three functions of an effective compensation regime. They are used to appropriately compensate directors, officers, senior management personnel and consultants of the Corporation for their individual contributions in a given year, to enable the Corporation to attract and retain experienced and qualified individuals in those positions by rewarding sustained performance with increasing stakes in the long-term success of the Corporation, and to align executives' personal incentives with those of the Shareholders by permitting such individuals to directly participate in any increase in per share value created by their efforts.

In determining RSU grants to the Named Executive Officers, the Compensation Committee together with management takes into consideration factors that include the amount of previous RSU grants, other forms and amounts of compensation in the current and previous fiscal years, the NEOs experience, level of expertise and responsibilities, their historical compensation and performance, and the particular contributions of each NEO towards the completion of corporate transactions during the fiscal year.

See "PARTICULARS OF MATTERS TO BE ACTED UPON - 5.

Re-approval of Restricted Share Unit Plan" above for significant terms of the RSU Plan and Schedule "D" for the full text of the RSU Plan, which qualifies the listed significant terms in their entirety.

Pension Plan Benefits

No pension, retirement or deferred compensation plans, including defined contribution plans, have been instituted by the Corporation and none are proposed at this time.

Use of Financial Instruments

The Corporation does not have a policy that would prohibit a Named Executive Officer or director from purchasing financial instruments, including prepaid variable forward , equity swaps, collars or units of exchange funds, that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the Named Executive Officer or director. However, management is not aware of any Named Executive or director purchasing such an instrument.

Performance Graph

The following performance graph shows the cumulative return for Common Shares on the TSX-V and the Nasdaq compared to the S&P/TSX Composite Index from March 31, 2020 to March 31, 2025.

As of March 31, 2025, the value of $100 invested in the Common Shares on March 31, 2020 had increased by approximately 121% on the TSX-V compared to increases of 86% for a similar investment in the S&P/TSX Composite Index.

There is no direct correlation between the performance of the Common Shares and executive compensation. The Common Share price may be affected by a number of factors beyond the control of directors and management, including general and industry-specific economic and market conditions. The Compensation Committee evaluates performance by reference to the overall direction and success of the Corporation rather than by any short-term fluctuations in the trading price of the Common Shares.

Management believes the Corporation's compensation is reasonable given a number of factors. The Corporation does not use benchmarks or comparable companies in determining its executive compensation, however, the Corporation continues to maintain among the lowest general and administrative expenses (including Management compensation) in the cryptocurrency mining sector.

SUMMARY COMPENSATION TABLE

In accordance with applicable legislation, the Corporation had Named Executive Officers during the financial year ended March 31, 2025, namely Frank Holmes, Darcy Daubaras, Aydin Kilic, Gabriel Ibghy, Johanna Thörnblad and William Gray.

The following table sets forth particulars of all compensation paid to the Named Executive Officers during the years ended March 31, 2025, 2024, and 2023, expressed in Canadian dollars.

Name and Principal Position	Financial Year ended March 31	Salary ($)	Share-based awards ($)	Option- based awards ($)	Non-equity incentive plan compensation ($)		Pension value ($)	All other compensation ($)	Total compensation ($)
					Annual incentive plans	Long- term incentive plans
Frank (1) Holmes	2025	Nil	5,983,163(22)(23)(24)	Nil	18,000	Nil	Nil	220,327(1)(20)	6,221,490
	2024	Nil	Nil	119,453(10)	Nil	Nil	Nil	217,000(1)(20)	336,453
	2023	Nil	6,876,000(7)(9)	Nil	Nil	Nil	Nil	225,921(1)(20)	7,101,921(7)

Name and Principal Position	Financial Year ended March 31	Salary ($)	Share-based awards ($)	Option- based awards ($)	Non-equity incentive plan compensation ($)		Pension value ($)	All other compensation ($)	Total compensation ($)
					Annual incentive plans	Long- term incentive plans
Executive Chairman Former CEO
Darcy Daubaras(2) CFO	2025	312,000	2,093,763(22)(23)(24)	Nil	187,200	Nil	Nil	104,293(20)	2,697,202
	2024	312,000	Nil	447,950(10)	183,600	Nil	Nil	101,256(20)	1,044,806
	2023	311,000	594,000(9)	Nil	76,600	Nil	Nil	99,374(20)	1,080,974
Aydin Kilic(3), President and CEO	2025	Nil	3,847,163(22)(23)(24)	Nil	137,400	Nil	Nil	312,000(21)	4,296,563
	2024	Nil	859,564	447,950	162,400	Nil	Nil	312,000	1,781,914
	2023	Nil	452,160(8)	353,529(13)	126,600	Nil	Nil	312,000(21)	1,244,289
Gabriel Ibghy(4), General Counsel	2025	257,692	1,951,563(22)(23)(24)	Nil	50,000	Nil	Nil	Nil	2,259,255
	2024	257,692	83,732(11)	298,634(10)	62,500	Nil	Nil	Nil	702,558
	2023	229,705	316,412(8)	247,471(13)	32,500	Nil	Nil	Nil	826,088
Johanna Thörnblad(5), Country President, Sweden	2025	216,698	1,951,563(22)(23)(24)	Nil	42,780	Nil	Nil	105,357(20)	2,316,398
	2024	211,102	121,417(11)	298,634(10)	41,921	Nil	Nil	100,413(20)	773,487
	2023	183,229	316,412(8)	247,471(13)	30,857	Nil	Nil	99,798(20)	877,767
William Gray(6), CTO	2025	231,923	1,951,563(22)(23)(24)	Nil	45,000	Nil	Nil	Nil	2,228,486
	2024	231,923	165,865(11)	298,634(10)	56,250	Nil	Nil	Nil	752,672
	2023	203,231	316,412(8)	247,471(13)	39,750	Nil	Nil	Nil	806,864

Notes:

(1) Mr. Holmes has served as Executive Chairman since March 25, 2022. Prior to that he served as Interim CEO and Interim Executive Chairman since August 31, 2018, and as Non-Executive Chairman since August 23, 2017. Mr. Holmes has never received a salary in his capacity as Executive Chairman and, formerly, in his capacity as CEO. Mr. Holmes earns director's fees of $100,000 per year commencing January 1, 2022 and $2,000 per Board Meeting attended since August 31, 2018. Equity awards made to Mr. Holmes during 2023 were in recognition of significant contributions since 2018 in which he did not receive a salary while interim CEO and Executive Chairman, which includes the 2018, 2019, 2020, 2021, 2022 and 2023 fiscal periods. There are no proposed plans to change this compensation structure in respect of Mr. Holmes.

(2) Mr. Daubaras has served as CFO since October 1, 2018.

(3) Mr. Kilic has served as President and CEO since January 17, 2023. Prior to that he served as President and COO since August 19, 2021.

(4) Mr. Ibghy has served as General Counsel since September 6, 2022. Prior to that he served as Director of Legal Affairs and Secretary.

(5) Ms. Thörnblad has served as Country President, Sweden since August 24, 2021.

(6) Mr. Gray has served as CTO since April 19, 2021.

(7) On August 26, 2022, the Corporation granted 1,000,000 restricted shares units ("RSUs") (vesting monthly over 24 months) to Mr. Holmes. After a review by the Board of Directors, it was determined to award Mr. Holmes these RSUs in remuneration for prior years of service to the Corporation, during which he elected not to receive compensation for his role as Chief Executive Officer. See note (8) below for a description regarding the fair value calculation for these RSUs, which does not reflect actual amounts received by Mr. Holmes. A total of 291,667 of these RSUs vested in the year ended March 31, 2023.

(8) On August 26, 2022, the Corporation granted 72,000 RSUs to Akilic Ventures Ltd. ("Akilic") a company controlled by Mr. Kilic; and 50,400 RSUs to each of Mr. Ibghy, Ms. Thornblad and Mr. Gray. Share-based awards for the year ended March 31, 2023 reflect a dollar amount of RSUs that were granted to each of Mr. Holmes, Akilic, Mr. Ibghy, Ms. Thornblad and Mr. Gray on August 26, 2022. Fair value of the RSUs was calculated using the closing price of the Corporation's common shares on the TSX-V on the trading day before the grant of August 26, 2022, which was $6.28. This value does not represent actual amounts received by the NEOs as the value will depend on the market value of the shares on the date that the RSUs vest. A total of 65,100 of these RSUs vested in the year ended March 31, 2023.

(9) On January 11, 2023, the Corporation granted 200,000 RSUs (vesting quarterly over one year) to each of Mr. Holmes and Mr. Daubaras. Share-based awards for the year ended March 31, 2023 reflect a dollar amount of RSUs that were granted to each of Mr. Holmes and Mr. Daubaras on January 11, 2023. Fair value of the RSUs was calculated using the closing price of the Corporation's common shares on the TSX-V on the trading day before the grant of January 11, 2023, which was $2.98. This value does not represent actual amounts received by the NEOs as the value will depend on the market value of the shares on the date that the RSUs vest. 50,000 of these RSUs vested in the year ended March 31, 2023 for each of Mr. Holmes and Mr. Daubaras.

(10) On July 6, 2023, the Corporation granted 20,000 Options to Mr. Holmes; 75,000 Options each to Mr. Daubaras and Akilic, a company controlled by Mr. Kilic; and 50,000 Options to each of Mr. Ibghy, Ms. Thornblad and Mr. Gray exercisable at a price of $6.86 per share until July 6, 2028. The Options vest on July 24, 2024. A "grant date fair value" has been attributed to these non-cash Option-based awards. The value of these Options has been determined using the Black-Scholes model. The Corporation chose this methodology because it is recognized as the most common methodology used for valuing Options and doing value comparisons. These values do not represent actual amounts received by the NEOs as the gain, if any, will depend on the market value of the shares on the date that the Option is exercised. The Black-Scholes assumptions used by the Corporation were: i) annualized volatility: 131%; ii) expected life: 5.00 years; iii) risk-free interest rate: 4.00%; and iv) dividend yield: 0%; this is consistent with the accounting values used in the Corporation's financial statements.

(11) On January 5, 2024, the Corporation granted 134,352 RSUs to Akilic, a company controlled by Mr. Kilic; 21,116 RSUs to Ms. Thornblad; 28,846 RSUs to Mr. Gray; and 14,562 RSUs to Mr. Ibghy. Share-based awards for the year ended March 31, 2024 reflect a dollar amount of RSUs that were granted to each of Akilic, Ms. Thornblad, Mr. Gray, and Mr. Ibghy on January 4, 2024. Fair value of the RSUs was calculated using the closing price of the Corporation's common shares on the TSX-V on the trading day before the grant of January 4, 2024, which was $5.75. This value does not represent actual amounts received by the NEOs as the value will depend on the market value of the shares on the date that the RSUs vest. None of these RSUs vested in the year ended March 31, 2024.

(12) On January 12, 2024, the Corporation granted 16,000 RSUs to Akilic, a company controlled by Mr. Kilic. Share-based awards for the year ended March 31, 2024 reflect a dollar amount of RSUs that were granted to Akilic on January 12, 2024. Fair value of the RSUs was calculated using the closing price of the Corporation's common shares on the TSX-V on the trading day before the grant of January 12, 2024, which was $5.44. This value does not represent actual amounts received by the NEOs as the value will depend on the market value of the shares on the date that the RSUs vest. None of these RSUs vested in the year ended March 31, 2024.

(13) On August 26, 2022, the Corporation granted 72,000 Options (vesting monthly over 24 months) to Akilic, a company controlled by Mr. Kilic; and 50,400 Options to each of Mr. Ibghy, Ms. Thornblad and Mr. Gray exercisable at a price of $5.66 per share until August 26, 2027. A "grant date fair value" has been attributed to these non-cash Option-based awards. The value of these Options has been determined using the Black-Scholes model. The Corporation chose this methodology because it is recognized as the most common methodology used for valuing Options and doing value comparisons. These values do not represent actual amounts received by the NEOs as the gain, if any, will depend on the market value of the shares on the date that the Option is exercised. The Black-Scholes assumptions used by the Corporation were: i) annualized volatility: 131%; ii) expected life: 5.00 years; iii) risk-free interest rate: 3.05%; and iv) dividend yield: 0%; this is consistent with the accounting values used in the Corporation's financial statements.

(14) On October 7, 2021, the Corporation granted 8,000 RSUs (vesting quarterly over one year) to Akilic, a company controlled by Mr. Kilic. Share-based awards for the year ended March 31, 2022 reflect a dollar amount of RSUs that were granted to Akilic on October 7, 2021 . Fair value of the RSUs was calculated using the closing price of the Corporation's common shares on the TSX-V on the trading day before the grant of October 7, 2021, which was $18.50. This value does not represent actual amounts received by the NEOs as the value will depend on the market value of the shares on the date that the RSUs vest. 4,000 of these RSUs vested in the year ended March 31, 2022.

(15) On October 7, 2021, the Corporation granted 180,000 Options (vesting quarterly over five years) to Akilic, a company controlled by Mr. Kilic, at a price of $18.50 per share until October 7, 2031. A "grant date fair value" has been attributed to these non-cash Option-based awards. The value of these Options has been determined using the Black-Scholes model. The Corporation chose this methodology because it is recognized as the most common methodology used for valuing Options and doing value comparisons. These values do not represent actual amounts received by Akilic as the gain, if any, will depend on the market value of the shares on the date that the Option is exercised. The Black-Scholes assumptions used by the Corporation were: i) annualized volatility: 105%; ii) expected life: 10.00 years; iii) risk-free interest rate: 1.44%; and iv) dividend yield: 0%; this is consistent with the accounting values used in the Corporation's financial statements.

(16) On April 29, 2021, the Corporation granted 20,000 Options (vesting quarterly over two years) to each of Mr. Ibghy and Mr. Gray exercisable at a price of $18.35 per share until April 29, 2031. A "grant date fair value" has been attributed to these non-cash Option-based awards. The value of these Options has been determined using the Black-Scholes model. The Corporation chose this methodology because it is recognized as the most common methodology used for valuing Options and doing value comparisons. These values do not represent actual amounts received by the NEOs as the gain, if any, will depend on the market value of the shares on the date that the Option is exercised. The Black-Scholes assumptions used by the Corporation were: i) annualized volatility: 105%; ii) expected life: 10.00 years; iii) risk-free interest rate: 1.99%; and iv) dividend yield: 0%; this is consistent with the accounting values used in the Corporation's financial statements.

(17) On November 10, 2021, the Corporation granted 20,000 Options (vesting quarterly over two years) to Mr. Gray exercisable at a price of $25.35 per share until November 10, 2031. A "grant date fair value" has been attributed to these non-cash Option-based awards. The value of these Options has been determined using the Black-Scholes model. The Corporation chose this methodology because it is recognized as the most common methodology used for valuing Options and doing value comparisons. These values do not represent actual amounts received by the NEOs as the gain, if any, will depend on the market value of the shares on the date that the Option is exercised. The Black-Scholes assumptions used by the Corporation were: i) annualized volatility: 105%; ii) expected life: 10.00 years; iii) risk-free interest rate: 1.61%; and iv) dividend yield: 0%; this is consistent with the accounting values used in the Corporation's financial statements.

(18) On April 6, 2021, the Corporation granted 10,000 Options (vesting quarterly over one year) to Ms. Thornblad exercisable at a price of $25.15 per share until April 6, 2031. A "grant date fair value" has been attributed to these non-cash Option-based awards. The value of these Options has been determined using the Black-Scholes model. The Corporation chose this methodology because it is recognized as the most common methodology used for valuing Options and doing value comparisons. These values do not represent actual amounts received by the NEOs as the gain, if any, will depend on the market value of the shares on the date that the Option is exercised. The Black-Scholes assumptions used by the Corporation were: i) annualized volatility: 105%; ii) expected life: 10.00 years; iii) risk-free interest rate: 1.84%; and iv) dividend yield: 0%; this is consistent with the accounting values used in the Corporation's financial statements.

(19) On December 8, 2021, the Corporation granted 20,000 Options (vesting quarterly over two years) to Ms. Thornblad exercisable at a price of $21.00 per share until December 8, 2031. A "grant date fair value" has been attributed to these non-cash Option-based awards. The value of these Options has been determined using the Black-Scholes model. The Corporation chose this methodology because it is recognized as the most common methodology used for valuing Options and doing value comparisons. These values do not represent actual amounts received by the NEOs as the gain, if any, will depend on the market value of the shares on the date that the Option is exercised. The Black-Scholes assumptions used by the Corporation were: i) annualized volatility: 105%; ii) expected life: 10.00 years; iii) risk-free interest rate: 1.84%; and iv) dividend yield: 0%; this is consistent with the accounting values used in the Corporation's financial statements.

(20) Mr. Holmes, Mr. Daubaras and Ms. Thornblad each earn director fees of US $75,000 per year commencing on January 1, 2022, for serving on a number of the Corporation's subsidiary company boards.

(21) The Corporation paid $26,000 per month since April 1, 2022, and prior to that paid $25,000 per month since August 17, 2021, and paid $10,000 per month since January 1, 2021, to Unimage Enterprises Ltd. ("Unimage"), a company controlled by Mr. Kilic.

(22) On July 18, 2024, the Corporation granted 505,625 RSUs to Mr. Holmes and 205,625 RSUs to each of Mr. Daubaras, Akilic, a company controlled by Mr. Kilic, Mr. Ibghy, Ms. Thornblad and Mr. Gray (vesting after one year). Share-based awards for the year ended March 31, 2025 reflect a dollar amount of RSUs that were granted to each of Mr. Holmes, Mr. Daubaras, Akilic, Mr. Ibghy, Ms. Thornblad and Mr. Gray on July 18, 2024. Fair value of the RSUs was calculated using the closing price of the Corporation's common shares on the TSX-V on the trading day before the grant of July 18, 2024, which was $5.54. This value does not represent actual amounts received by the NEOs as the value will depend on the market value of the shares on the date that the RSUs vest. None of these RSUs vested in the year ended March 31, 2025 for each of Mr. Holmes, Mr. Daubaras, Akilic, Mr. Ibghy, Ms. Thornblad and Mr. Gray.

(23) On November 5, 2024, the Corporation granted 500,000 RSUs to Mr. Holmes, 150,000 RSUs to Mr. Daubaras, 400,000 RSUs to Akilic, a company controlled by Mr. Kilic, and 120,000 RSUs to each of Mr. Ibghy, Ms. Thornblad and Mr. Gray (vesting after one year). Share-based awards for the year ended March 31, 2025 reflect a dollar amount of RSUs that were granted to each of Mr. Holmes, Mr. Daubaras, Akilic, Mr. Ibghy, Ms. Thornblad and Mr. Gray on November 5, 2024. Fair value of the RSUs was calculated using the closing price of the Corporation's common shares on the TSX-V on the trading day before the grant of November 5, 2024, which was $4.74. This value does not represent actual amounts received by the NEOs as the value will depend on the market value of the shares on the date that the RSUs vest. None of these RSUs vested in the year ended March 31, 2025 for each of Mr. Holmes, Mr. Daubaras, Akilic, Mr. Ibghy, Ms. Thornblad and Mr. Gray.

(24) On February 14, 2025, the Corporation granted 200,000 RSUs to each of Mr. Holmes and Akilic, a company controlled by Mr. Kilic, and 60,000 RSUs to each of Mr. Daubaras, Mr. Ibghy, Ms. Thornblad and Mr. Gray (vesting after one year). Share-based awards for the year ended March 31, 2025 reflect a dollar amount of RSUs that were granted to each of Mr. Holmes, Mr. Daubaras, Akilic, Mr. Ibghy, Ms. Thornblad and Mr. Gray on February 14, 2025. Fair value of the RSUs was calculated using the closing price of the Corporation's common shares on the TSX-V on the trading day before the grant of February 14, 2025, which was $4.06. This value does not represent actual amounts received by the NEOs as the value will depend on the market value of the shares on the date that the RSUs vest. None of these RSUs vested in the year ended March 31, 2025 for each of Mr. Holmes, Mr. Daubaras, Akilic, Mr. Ibghy, Ms. Thornblad and Mr. Gray.

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth particulars of all outstanding share-based and Option-based awards granted to the NEOs and which were outstanding at March 31, 2025, expressed in Canadian dollars:

	Option-based Awards				Share-based Awards(3)
Name	Number of securities underlying unexercised Options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money Options ($)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)(2)	Market or payout value of vested share-based awards not paid out or distributed
Frank Holmes	500,000	1.50	Sep 14, 2027	300,000	1,205,625	2,531,813	1,575,000
	100,000	1.45	Feb 10, 2030	65,000
	20,000	6.86	Jul 6, 2028	Nil
Darcy Daubaras	100,000	1.35	Dec 21, 2028	75,000	415,625	872,813	315,000
	100,000	1.45	Feb 10, 2030	65,000
	75,000	6.86	Jul 6, 2028	Nil
Aydin Kilic	2,000(4)	15.70	Feb 11, 2031	Nil	805,625	1,691,813	Nil
	180,000(5)	18.50	Oct 7, 2031	Nil
	72,000(5)	5.66	Aug 26, 2027	Nil
	75,000(5)	6.86	Jul 6, 2028	Nil
Gabriel Ibghy	20,000	18.35	Apr 29, 2031	Nil	385,625	809,813	136,420
	50,400	5.66	Aug 26, 2027	Nil
	50,000	6.86	Jul 6, 2028	Nil
Johanna Thörnblad	20,000	25.15	Apr 6, 2031	Nil	385,625	809,813	44,344
	10,000	21.00	Dec 8, 2031	Nil
	50,400	5.66	Aug 26, 2027	Nil
	50,000	6.86	Jul 6, 2028	Nil
William Gray	20,000	18.35	Apr 29, 2031	Nil	385,625	809,813	Nil
	20,000	25.35	Nov 10, 2031	Nil
	50,400	5.66	Aug 26, 2027	Nil
	50,000	6.86	Jul 6, 2028	Nil

Notes:

(1) The value of unexercised in-the-money Options is calculated by multiplying the difference between the closing price of the Corporation's common shares on the TSX-V on March 31, 2025, which was $2.10, and the Option exercise price, by the number of outstanding Options (both vested and unvested).

(2) Market value of the RSUs was calculated by multiplying the number of unvested RSUs, respectively, by the market value of the underlying shares on March 31, 2025, which was $2.10.

(3) This table sets forth all RSUs that have been granted to each NEO and are outstanding as at March 31, 2025.

(4) Issued to Unimage, a company controlled by Mr. Kilic.

(5) Issued to Akilic, a company controlled by Mr. Kilic.

Incentive Plan Awards - Value Vested or Earned During the Year

Nil options were granted to Named Executive Officers during the year ended March 31, 2025, of which nil vested during the year ended March 31, 2025. 82,500 options that were previously granted to Named Executive Officers vested during the year ended March 31, 2025.

3,583,750 restricted share units were granted to Named Executive Officers during the year ended March 31, 2025, of which nil vested during the year ended March 31, 2025. 469,700 restricted share units that were previously granted to Named Executive Officers vested during the year ended March 31, 2025. The Corporation notes that the share-based awards to Mr. Holmes during the 2023 fiscal period were made in recognition of significant contributions since 2018, in which he did not receive salary while serving as interim CEO. Mr. Holmes did not earn a salary while Interim CEO and Executive Chairman for all of the 2018, 2019, 2020, 2021, 2022, 2023, 2024, and 2025 fiscal periods, and all compensation is paid in his capacity as a director. The Compensation Committee noted that in the most recent completed financial year, following a review of the compensation practices of the above Peer Group, it was determined to make an RSU award to Mr. Holmes in remuneration for prior years of service, during which he took on executive duties and navigated the Corporation through a bear market, completed acquisitions of data centres in New Brunswick (Atlantic Datacentre) and Quebec (Lachute Datacentre), built competitive revenues and cash flows relative to the Peer Group, but did not receive compensation for his role as Chief Executive Officer. In particular, under the leadership of Mr. Holmes, the Compensation Committee noted that in comparison to the Peer Group, the Corporation established high levels of Bitcoin mined per Exahash, low levels of general and administrative expenses per Bitcoin mined and minimal levels or share dilution. See note (8) to the Summary Compensation Table above for a description regarding the fair value calculation for these RSUs, which the Board believes is commensurate with compensation awarded by industry peers.

The following table summarizes, for the Named Executive Officers of the Corporation, the value of incentive plan awards vested or earned during the year ended March 31, 2025, expressed in Canadian dollars:

NEO Name	Option-based awards - Value vested during the year ($)	Share-based awards - Value vested during the year ($)	Non-equity incentive compensation - value earned during the year ($)
Frank Holmes	Nil	930,370	18,000
Darcy Daubaras	Nil	Nil	187,200
Aydin Kilic	Nil	786,277	137,400
Gabriel Ibghy	Nil	117,519	50,000
Johanna Thornblad	Nil	149,306	42,780
William Gray	Nil	186,796	45,000

NAMED EXECUTIVE OFFICER EMPLOYMENT, CONSULTING AND MANAGEMENT AGREEMENTS

The Corporation has entered into written agreements with certain of its NEOs, namely Darcy Daubaras, Aydin Kilic, Gabriel Ibghy, and William Gray which contain terms relating to duties, salaries, compensation, benefits, termination, change of control and severance. The benefits provided to the above mentioned NEOs are standard benefits which include life insurance, short and long-term disability insurance, health and medical insurance programs and plans. The following sets out further details for the above mentioned NEOs relating to their agreement with the Corporation:

Darcy Daubaras

Effective October 1, 2018, the Corporation and Darcy Daubaras entered into an agreement whereby Mr. Daubaras fulfills the role of Chief Financial Officer of the Corporation on a full-time basis. Pursuant to this agreement, Mr. Daubaras is entitled to receive an annual salary in the amount of $180,000. On April 1, 2021, Mr. Daubaras' annual salary increased to an amount of $250,000. On December 1, 2021, Mr. Daubaras' annual salary was increased to $300,000. On April 1, 2022, Mr. Daubaras' annual salary was increased to $312,000.

Gabriel Ibghy

Effective April 19, 2021, the Corporation and Gabriel Ibghy entered into an agreement whereby Mr. Ibghy fulfills the role of Director of Legal Affairs and Secretary of the Corporation on a full-time basis. Pursuant to this agreement, Mr. Ibghy is entitled to receive an annual salary in the amount of $150,000. On November 1, 2021, Mr. Ibghy's annual salary increased to an amount of $175,000. On April 1, 2022, Mr. Ibghy's annual salary was increased to $187,000. On September 6, 2022, Mr. Ibghy's annual salary was increased to $250,000. Effective November 25, 2024, the Company and Mr. Ibghy entered into a termination benefits agreement.

William Gray

Effective April 19, 2021, the Corporation and William Gray entered into an agreement whereby Mr. Gray fulfills the role of Chief Technology Officer of the Corporation on a full-time basis. Pursuant to this agreement, Mr. Gray is entitled to receive an annual salary in the amount of $150,000. On March 6, 2022, Mr. Gray's annual salary increased to an amount of $175,000. On April 1, 2022, Mr. Gray's annual salary was increased to $187,000. On January 1, 2023, Mr. Gray's annual salary was increased to $225,000. Effective November 25, 2024, the Company and Mr. Gray entered into a termination benefits agreement.

Other Management Contracts

There are consulting agreements that exist between the Corporation and a company of which a NEO is principal. See "Management Contracts" below.

TERMINATION AND CHANGE OF CONTROL BENEFITS

Pursuant to the employment agreement entered into between the Corporation and Mr. Daubaras, Mr. Daubaras is entitled to compensation from the Corporation in the event of termination without cause in the amount equal to one month salary for every full year of employment. Assuming Mr. Daubaras was terminated without cause on March 31, 2025, he would be entitled to receive $156,000. The agreement with Mr. Daubaras also provides that if, within 12 months of a change of control of the Corporation, Mr. Daubaras is terminated without cause or resigns for "good reason", Mr. Daubaras will be entitled to receive a lump sum payment equal to 12 months of his annual salary and all Options granted to him will immediately accelerate, vest, and become fully exercisable. Assuming Mr. Daubaras was terminated without cause or resigned for "good reason" on March 31, 2025, following a change of control, he would be entitled to receive severance of $312,000.

Pursuant to the employment agreement and termination benefits agreement entered into between the Corporation and Mr. Ibghy, Mr. Ibghy is entitled to compensation from the Corporation in the event of termination without cause, or if within 6 months of a change of control Mr. Ibghy terminates the employment agreement in Mr. Ibghy's sole discretion , in an amount equal to sixteen (16) times the sum of (i) the monthly base salary at the time of termination, plus (ii) the average of any annual cash bonus paid in the past two years divided by twelve, payable in one lump sum. In addition, all unvested and unexercised stock options and RSU's granted to Mr. Ibghy shall vest and become exercisable at any time in the twelve (12) months following a change of control. Assuming Mr. Ibghy had been terminated without cause on or terminated the employment agreement within 6 months of a change of control, he would be entitled to receive $408,333 and all unvested and unexercised Options and RSUs granted to him will immediately accelerate, vest, and become fully exercisable.

Pursuant to the employment agreement and termination benefits agreement entered into between the Corporation and Mr. Gray, Mr. Gray is entitled to compensation from the Corporation in the event of termination without cause, or if within 6 months of a change of control Mr. Gray terminates the employment agreement in Mr. Gray's sole discretion, in the amount equal to sixteen (16) times the sum of (i) the monthly base salary at the time of termination, plus (ii) the average of any annual cash bonus paid in the past two years divided by twelve, payable in one lump sum. In addition, all unvested and unexercised stock options and RSU's granted to Mr. Gray shall vest and become exercisable at any time in the twelve (12) months following a change of control. Assuming Mr. Gray had been terminated without cause on or terminated the employment agreement within 6 months of a change of control, he would be entitled to receive $367,500 and all unvested and unexercised Options and RSU's granted to him will immediately accelerate, vest, and become fully exercisable.

Pursuant to the consultant agreement entered into between the Corporation and Unimage Enterprises Ltd. ("Unimage"), in the event the Company terminates the Agreement, it shall pay to Unimage $300,000 plus applicable taxes, and shall grant to Unimage the Stock Options and RSUs which would otherwise have been received by Mr. Kilic pursuant to the agreement during the one year period following the date of termination.

Pursuant to the consulting agreement between the Corporation and KLSL (as defined below), KLSL is entitled to an equivalent of 3 monthly payments in the event of termination and 12 monthly payments, and in the event the Company ceases its European operations, KSLS shall receive 6 monthly payments. Pursuant to a termination benefits agreement entered into between the Corporation and Ms. Thornblad, Ms. Thornblad is entitled to compensation from the Corporation in the event of termination without cause, or if within 6 months of a change of control Ms. Thornblad terminates the employment agreement in Ms. Thornblad's sole discretion , in the amount of equal to twelve (12) times the sum of (i) the monthly base salary at the time of termination, plus (ii) the average of any annual cash bonus paid in the past two years divided by twelve, payable in one lump sum. . In addition, all unvested and unexercised stock options and RSU's granted to Ms. Thornblad shall vest and become exercisable at any time in the twelve (12) months following a change of control. Assuming Ms. Thornblad had been terminated without cause on or terminated the employment agreement within 6 months of a change of control, she would be entitled to $$266,127 and all unvested and unexercised stock options and RSU's granted to her will immediately accelerate, vest, and become fully exercisable.

DIRECTOR COMPENSATION

During the financial year ended March 31, 2025, there were four (4) individuals who served as a director of the Corporation for either all or a portion of the year, one of which was an NEO - namely Frank Holmes. Compensation for the NEOs has been discussed above. The following table sets forth particulars of all compensation paid to directors who were not NEOs during the year ended March 31, 2025, expressed in Canadian dollars:

Name	Fees Earned ($)	Share-based Awards ($)	Option- based Awards ($)	Non-equity Incentive Plan Compensation ($)	Pension value ($)	All other compensation ($)	Total compensation ($)
Marcus New(1)	118,000	1,231,000	Nil	18,000	Nil	Nil	1,367,000
Dave Perrill(2)	118,000	1,231,000	Nil	18,000	Nil	Nil	1,367,000
Susan B. McGee(3)	118,000	1,231,000	Nil	18,000	Nil	Nil	1,367,000

Notes:

(1) Mr. New has served as an Independent Director since March 25, 2018.

(2) Mr. Perrill has served as an Independent Director since October 21, 2019.

(3) Ms. McGee has served as an Independent Director since December 21, 2021.

Narrative Discussion

All directors who are not considered permanent management of the Corporation receive a director's fee every quarter in the amount of $25,000. Since August 31, 2018, all directors (including directors who serve as interim management) also receive meeting fees in the amount of $2,000 per meeting for Board Meeting attendance due to the increased participation of the directors during the period of interim management. Options and RSUs are granted to the directors of the Corporation as an incentive and compensation for their time and efforts provided to the Corporation.

The Corporation's directors and officers are covered under directors' and officers' liability insurance policies. As at March 31, 2025, the coverage amount applicable to the Corporate Directors and Officers Liability the policy limit was US$15,000,000 per claim and aggregate and Side A DIC (Difference in Conditions) of US$5,000,000 excess of underlying US$15,000,000 per claim and aggregate. The Corporate D&O Policy retentions are US$2,500,000 per claim including securities claims.

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth particulars of all outstanding share-based and Option-based awards granted to the directors who were not NEOs and which were outstanding at March 31, 2025, expressed in Canadian dollars:

	Option-based Awards				Share-based Awards(3)
Name	Number of securities underlying unexercised Options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the- money Options ($)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)(2)	Market or payout value of vested share-based awards not paid out or distributed
Marcus New	50,000	10.00	Mar 26, 2028	Nil	250,000	525,000	Nil
	400,000	3.10	Sep 18, 2028	Nil
	100,000	1.45	Feb 10, 2030	65,000
	20,000	6.86	Jul 6, 2028	Nil
Dave Perrill	100,000	1.45	Feb 10, 2030	65,000	250,000	525,000	Nil
	20,000	6.86	Jul 6, 2028	Nil
Susan B. McGee	Nil	Nil	Nil	Nil	250,000	525,000	Nil
	20,000	6.86	Jul 6, 2028	Nil

Notes:

(1) The value of unexercised in-the-money Options is calculated by multiplying the difference between the closing price of the Corporation's common shares on the TSX-V on March 31, 2025, which was $2.10, and the Option exercise price, by the number of outstanding Options (both vested and unvested).

(2) Market value of the RSUs was calculated by multiplying the number of unvested RSUs, respectively, by the market value of the underlying shares on March 31, 2025, which was $2.10.

(3) This table sets forth all RSUs that have been granted to each director and are outstanding as at March 31, 2025.

Incentive Plan Awards - Value Vested or Earned During the Year

Nil options were granted to directors who were not NEOs during the year ended March 31, 2025, of which Nil vested during the year ended March 31, 2025. Nil options that were previously granted to directors who were not NEOs vested during the year ended March 31, 2025.

750,000 restricted share units were granted to directors who were not NEOs during the year ended March 31, 2025. Nil restricted share units that were previously granted to directors who were not NEOs vested during the year ended March 31, 2025.

MANAGEMENT CONTRACTS

Pursuant to a consulting agreement between the Corporation, Unimage Enterprises Ltd. ("Unimage"), and Aydin Kilic, Unimage provides the services of Mr. Kilic to the Corporation, and provides for Mr. Kilic to serve as President and CEO of the Corporation at the pleasure of the Board. Unimage is controlled by Mr. Kilic. The Corporation pays Unimage a monthly consulting fee of $26,000 for Mr. Kilic's services.

Pursuant to a consulting agreement between the Corporation and Known Lab S.L. ("KLSL"), a corporation controlled by Johanna Thornblad, KLSL provides the services of Ms. Thornblad to the Corporation, and provides for Ms. Thornblad to serve as President of Bikupa Datacenter AB. KLSL is controlled by Ms. Thornblad. The Corporation pays KSLS total fees of €144,000 per year.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets out particulars of the compensation plans under which equity securities of the Corporation are authorized for issuance as of March 31, 2025.

Plan Category	A Number of securities to be issued upon exercise of outstanding Options, warrants and rights	B Weighted average exercise price of outstanding Options, warrants and rights	C Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column A)
Equity compensation plans	Options: 3,311,300	$5.28
approved by			Combined: 6,147,806
	RSUs: 7,102,412	N/A(2)
securityholders(1)
Equity compensation plans
not approved by	Nil	N/A	Nil
securityholders
TOTALS:	10,413,712	$5.28	6,147,806

Notes:

(1) Represents the Option Plan and RSU Plan of the Corporation. The maximum number of reserved shares under these plans is a combined 10% of the issued and outstanding common shares of the Corporation from time to time. As at March 31, 2025, there were 165,615,186 common shares of the Corporation issued and outstanding.

(2) The common shares issuable upon exercise of vested RSUs are issuable at no additional consideration.

STATEMENT OF CORPORATE GOVERNANCE

Pursuant to National Instrument 58-101 Disclosure of Corporate Governance Practices, the Corporation is required to and hereby discloses its corporate governance practices as follows.

Board of Directors

The Board of Directors (the "Board") and senior management consider good corporate governance to be central to the effective and efficient operation of the Corporation. The Board is committed to a high standard of corporate governance practices. The Board believes that this commitment is not only in the best interest of the Shareholders, but that it also promotes effective decision making at the Board level.

NI 58-101 defines an "independent director" as a director who has no direct or indirect "material relationship" with the issuer. A "material relationship" is as a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a member's independent judgment. The Board maintains the exercise of independent supervision over management by ensuring that the majority of its directors are independent.

The Board is currently comprised of four (4) directors, being Frank Holmes (Executive Chairman), Susan B. McGee, Marcus New, and Dave Perrill. All of these directors are standing for re-election at the Meeting.

Marcus New, Susan B. McGee and David Perrill are independent within the meaning of NI 58-101. Frank Holmes is not independent as he is an employee of the Corporation in his position as Executive Chairman and thereby has a "material relationship" with the Corporation.

The Board believes that it functions independently of management and reviews its procedures on an ongoing basis to ensure that it is functioning independently of management. When conflicts arise, interested parties are precluded from voting on matters in which they may have an interest. The Board does not hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. However, in light of the suggestions contained in National Policy 58-201 - Corporate Governance Guidelines, the Board convenes occasional meetings, as deemed necessary, of the independent directors, at which non-independent directors and members of management are not in attendance. See "PARTICULARS OF MATTERS TO BE ACTED UPON-2. Election of Directors-Meeting Attendance" above for details of meeting attendance by director.

The Executive Chairman of the Board is Frank Holmes, who is not an independent director. A majority of the Corporation's directors are independent, namely Marcus New, Susan B. McGee, and David Perrill. The Board provides leadership to its independent directors by encouraging them to bring forth agenda items, by assuring they have direct access to members of management and to information regarding the Corporation's activities, and by retaining outside advisors when necessary. The Corporation's independent directors also possess a depth and breadth of personal experience that provides them with leaderships qualities, and they are each in leadership roles over the Corporation's committees, such as the Audit Committee, the Compensation Committee and the Corporate Governance Committee. Finally, in the event any conflict arises, the independent directors may convene an in camera meeting of the independent directors on an ad hoc basis.

Board Mandate

The Board maintains a written mandate, which is attached in full as Appendix "B" to this Circular.

Board Diversity and Term Limits

The Corporation's senior management and Board have varying backgrounds and expertise and were selected on the belief that the Corporation and its stakeholders would benefit from a broad range of talent and cumulative experience. The Board considers merit as the essential requirement for board and executive appointments, and as such, it has not adopted a diversity policy or any specific target number or percentage, or a range of target numbers or percentages, respecting the representation of women, Indigenous peoples, persons with disabilities, or members of visible minorities (collectively, "members of designated groups") on the Board or in senior management roles.

Although the level of representation of members of designated groups is one of the many factors taken into consideration in making Board and executive officer appointments, emphasis is placed on hiring or advancing the most qualified individuals. The Corporation has not adopted term limits or other mechanisms of Board renewal as it takes the view that they may result in directors who have accumulated valuable industry experience being forced to leave their position arbitrarily. The Corporation believes that directors should be assessed based on their ability to continue to make a meaningful contribution to the Corporation.

As of the date of this disclosure, the members of designated groups currently holding positions on the Board or in senior management are as follows:

As of the date of disclosure, the board of directors of the Corporation consists of:

➢ A total of 4 directors

➢ 1 is female (25%)

➢ 0 are persons with disabilities (0%)

➢ 0 are Indigenous persons (0%)

➢ 0 are members of visible minorities (0%)

As of the date of disclosure, the senior management team of the Corporation consists of:

➢ A total of 5 members

➢ 1 is female (20%)

➢ 0 are persons with disabilities (0%)

➢ 0 are Indigenous persons (0%)

➢ 0 are members of visible minorities (0%)

Other Public Company Directorships

The directors of the Corporation are directors of the following other reporting issuers:

Name	Name of Reporting Issuer
Frank Holmes	Goldspot Discoveries Inc.
Marcus New	Mapath Capital Inc.
Dave Perrill	None
Susan B. McGee	Goldman Sachs BDC, Inc. Goldman Sachs Silver Cap Holdings LLC Goldman Sachs Private Middle Market Credit II LLC Goldman Sachs Private Credit Corp GS Phillip Street Middle Market Lending LLC

Orientation and Continuing Education of Board Members

While the Corporation currently has no formal orientation and education program for new Board members, it is expected that sufficient information (such as recent financial statements, technical reports and various other operating, property and budget reports) will be provided to all new Board members to ensure that new directors are familiarized with the Corporation's business and the procedures of the Board. In addition, new directors will be encouraged to visit and meet with management on a regular basis. The Corporation also encourages continuing education of its directors and officers where appropriate in order to ensure that they have the necessary skills and knowledge to meet their respective obligations to the Corporation. For instance, the Corporation, among other things, pays for Board members to attend conferences and webinars in the space of blockchain technology and cryptocurrency mining in order to stay up to date with the industry's leaders and best practices. The Board's continuing education consists of correspondence with the Corporation's legal counsel to remain up to date with developments in relevant corporate and securities law matters.

Ethical Business Conduct

The Board has adopted a written code of business conduct and ethics (the "Ethics Code"), and may be accessed at the Corporation's website at https://hivedigitaltechnologies.com/corporate/governance or requested in physical form free of charge upon request to the Corporation's Chief Financial Officer at info@hivedigitaltech.com. Persons to whom the Ethics Code applies are expected and instructed to notify their supervisor, the CEO, the CFO, or any other senior office of the Corporation who may be designated from time to time, of any violations of the Ethics Code. The Board periodically reviews the Ethics Code to ensure that it is following industry best practices and standards.

In addition, Board members are subject to the fiduciary duties placed on individual directors by the Corporation's governing corporate legislation and the common law; the Corporation has found that the restrictions placed by applicable corporate legislation on an individual director's participation in decisions of the Board in which the director has an interest have been sufficient to ensure that the Board operates independently of management and in the best interests of the Corporation.

Under the corporate legislation, a director is required to act honestly and in good faith with a view to the best interests of the Corporation and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. A director must also disclose to the Board the nature and extent of any interest of the director in any material contract or material transaction, whether made or proposed, if the director is a party to the contract or transaction, is a director or officer (or an individual acting in a similar capacity) of a party to the contract or transaction or has a material interest in a party to the contract or transaction. The director must then abstain from voting on the contract or transaction unless the contract or transaction (i) relates primarily to their remuneration as a director, officer, employee or agent of the Corporation or an affiliate of the Corporation, (ii) is for indemnity or insurance for the benefit of the director in connection with the Corporation, or (iii) is with an affiliate of the Corporation.

If the director abstains from voting after disclosure of their interest, the disinterested directors approve the contract or transaction, and the contract or transaction was reasonable and fair to the Corporation at the time it was entered into, the contract or transaction is valid and the director is not accountable to the Corporation for any profit realized from the contract or transaction. Otherwise, the director must have acted honestly and in good faith, the contract or transaction must have been reasonable and fair to the Corporation and the contract or transaction must be approved by the shareholders by special resolution after receiving full disclosure of its terms in order if the director is to avoid such liability or the contract or transaction being invalid.

By following these procedures, the Board ensures that directors exercise sufficient independent judgment when considering transactions and agreements in respect of which a director or executive officer has a material interest.

Nomination of Directors

The Board does not have a nominating committee. The Board, with the advice of its Corporate Governance Committee, is responsible for identifying individuals qualified to become new Board members and recommending to management new director nominees for the next annual meeting of the shareholders.

The Board encourages an objective nomination progress by considering a broad spectrum of candidates for director positions, including any candidates recommended by shareholders. The Board considers many factors before recommending an individual as director, including their background, employment and qualifications. New nominees must have a track record in general business management, special expertise in an area of strategic interest to the Corporation, the ability to devote the time required, shown support for the Corporation's mission and strategic objectives, and a willingness to serve. By focusing on these factors, the Board encourages the selection of people who are objectively best suited to managing the Corporation.

Compensation

The Corporation has a Compensation Committee which currently consists of the following members: Dave Perrill, Marcus New, and Susan B. McGee. In addition, Frank Holmes attends meetings of the Compensation Committee as Executive Chairman. See "STATEMENT OF CORPORATE GOVERNANCE-Board of Directors" above for the independence of these members.

The primary function of the Compensation Committee is to monitor and make recommendations to the Board in respect of the total compensation paid by the Corporation to its senior executives and significant consultants. The Compensation Committee has reviewed and approved the "STATEMENT OF EXECUTIVE COMPENSATION" section above. Please see that section for the details of the Corporation's compensation philosophy and process for determining composition of the compensation paid to senior executives and significant consultants.

To ensure an objective process for determining compensation, HIVE has included all independent Directors as members of the Compensation Committee. This assures that the Compensation Committee includes a significant number of independent Directors and can gather the input of the entire Board.

Other Board Committees

Corporate Governance Committee

The Corporation has a Corporate Governance Committee which currently consists of the following members: Susan B. McGee, Marcus New and Dave Perrill. In addition, Frank Holmes attends meetings of the Corporate Governance Committee as Executive Chairman. See STATEMENT OF CORPORATE GOVERNANCE-Board of Directors above for the independence of these members.

The primary function of the Corporate Governance Committee is to provide assistance to the Board in fulfilling its responsibility to the shareholders, potential shareholders and the investment community by doing the following:

1. developing and recommending to the Board corporate governance principles applicable to the Corporation;

2. identifying and recommending qualified individuals for nomination to the Board of Directors; and

3. providing such assistance as the Chair of the Board, if independent, or alternatively the lead director of the Board, may require.

Assessments

The Board assesses its needs with respect to rules and guidelines governing and regulating the affairs of the Board including the frequency and location of Board and committee meetings, procedures for establishing meeting agendas and the conduct of meetings, the adequacy and quality of the information provided to the Board prior to and during its meetings, and the availability, relevance and timeliness of discussion papers, reports and other information required by the Board.

The Board periodically reviews the competencies, skills and personal qualities of each existing director and the contributions made by each director to the effective operation of the Board and reviews any significant change in the primary occupation of the director.

The Board monitors the adequacy of information given to directors, communication between the Board and management and the strategic direction and processes of the Board and committees.

Audit Committee

See Schedule "A", which is attached hereto, for the Audit Committee's Charter and all Audit Committee disclosure in accordance with Form 52-110F2.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

Other than "routine indebtedness" as defined in applicable securities legislation, since April 1, 2024, being the beginning of the most recently completed fiscal year of the Corporation, none of:

(a) the executive officers, directors, employees and former executive officers, directors and employees of the Corporation or any of its subsidiaries; or

(b) the proposed nominees for election as a director of the Corporation; or

(c) any associates of the foregoing persons;

is or has been indebted to the Corporation or any of its subsidiaries or has been indebted to any other entity where that indebtedness was the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or any of its subsidiaries, and which was not entirely repaid on or before the date of this information circular.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

For purposes of the following discussion, "Informed Person" means (a) a director or executive officer of the Corporation; (b) a director or executive officer of a person or company that is itself an Informed Person or a subsidiary of the Corporation; (c) any person or company who beneficially owns, or controls or directs, directly or indirectly, voting securities of the Corporation or a combination of both carrying more than 10 percent of the voting rights attached to all outstanding voting securities of the Corporation, other than the voting securities held by the person or company as underwriter in the course of a distribution; and (d) the Corporation itself if it has purchased, redeemed or otherwise acquired any of its securities, for so long as it holds any of its securities.

Except as disclosed in this Information Circular or in the Notes to the Corporation's financial statements for the financial year ended March 31, 2025 none of:

(a) the Informed Persons of the Corporation; or

(b) the proposed nominees for election as a director of the Corporation; or

(c) any associate or affiliate of the foregoing persons,

has any material interest, direct or indirect, in any transaction since the commencement of the Corporation's financial year ended March 31, 2025 or in any proposed transaction which has materially affected or would materially affect the Corporation or any subsidiary of the Corporation.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is on SEDAR+ at www.sedarplus.com. Financial information relating to the Corporation is provided in the Corporation's comparative financial statements and related Management's Discussion and Analysis for the financial year ended March 31, 2025. Shareholders may contact the Corporation to request copies of financial statements and related Management's Discussion and Analysis at its head office located at t Suite 128, 7900 Callaghan Road, San Antonio, Texas, 78229, USA.

APPROVAL OF THE DIRECTORS

The directors of the Corporation have approved the content and the sending of this information circular.

DATED at Vancouver, British Columbia, this 16th day of January, 2026.

BY ORDER OF THE BOARD OF DIRECTORS

"Frank Holmes"

Frank Holmes

Executive Chairman

SCHEDULE "A" HIVE DIGITALTECHNOLOGIES LTD. FORM 52-110F2 AUDIT COMMITTEE DISCLOSURE

ITEM 1:  THE AUDIT COMMITTEE'S CHARTER (the "Charter")

PURPOSE

The overall purpose of the audit committee (the "Audit Committee") of HIVE Digital Technologies Ltd. (the "Company") is to ensure that the Company's management has designed and implemented an effective system of internal financial controls, to review and report on the integrity of the financial statements and related financial disclosure of the Company, and to review the Company's compliance with regulatory and statutory requirements as they relate to financial statements, taxation matters and disclosure of financial information. It is the intention of the Company's board of directors (the "Board") that through the involvement of the Audit Committee, the external audit will be conducted independently of the Company's management to ensure that the independent auditors serve the interests of shareholders rather than the interests of management of the Company. The Audit Committee will act as a liaison to provide better communication between the Board and the external auditors. The Audit Committee will monitor the independence and performance of the Company's independent auditors.

COMPOSITION, PROCEDURES AND ORGANIZATION

(1) The Audit Committee shall consist of at least three (3) members of the Board.

(2) Each member of the Audit Committee shall meet all applicable standards of independence, including but not limited to: (i) the criteria for independence set forth under Rule 10A-3(b)(1) promulgated under the U.S. Securities Exchange Act of 1934, as amended and (ii) the definition of "independent" set forth in Rule 5605(a)(2) of the Nasdaq Stock Market Rules. Each member of the Committee must be financially literate. At least one member of the Audit Committee shall have past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the individual's financial sophistication, including being or having been a chief executive officer, chief financial officer or other senior officer with financial oversight responsibilities. At least one member of the Committee must be an "audit committee financial expert" as defined in Item 407(d)(5)(ii) of Regulation S-K. A person who satisfies this definition of audit committee financial expert will also be presumed to have financial sophistication. For the purposes of this Charter, an individual is financially literate if he or she has the ability to read and understand a set of financial statements, including a company's balance sheet, income statement and cash flow statement, that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company's financial statements.

(3) The Board, at its organizational meeting held in conjunction with each annual general meeting of the shareholders, shall appoint the members of the Audit Committee for the ensuing year. The Board may at any time remove or replace any member of the Audit Committee and may fill any vacancy in the Audit Committee.

(4) Unless the Board shall have appointed a chair of the Audit Committee, the members of the Audit Committee shall elect a chair and a secretary from among their number.

(5) The quorum for meetings shall be a majority of the members of the Audit Committee, present in person or by telephone or other telecommunication device that permits all persons participating in the meeting to speak and to hear each other.

(6) The Audit Committee shall have access to such officers and employees of the Company and to the Company's external auditors, and to such information respecting the Company, as it considers to be necessary or advisable in order to perform its duties and responsibilities.

(7) Meetings of the Audit Committee shall be conducted as follows:

(a) the Audit Committee shall meet at least four times annually at such times and at such locations as may be requested by the chair of the Audit Committee. The external auditors or any member of the Audit Committee may request a meeting of the Audit Committee;

(b) the external auditors shall receive notice of and have the right to attend all meetings of the Audit Committee; and

(c) management representatives may be invited to attend all meetings except private sessions with the external auditors.

(8) The internal auditors and the external auditors shall have a direct line of communication to the Audit Committee through its chair and may bypass management if deemed necessary. The Audit Committee, through its chair, may contact directly any employee in the Company as it deems necessary, and any employee may bring before the Audit Committee any matter involving questionable, illegal or improper financial practices or transactions.

ROLES AND RESPONSIBILITIES

(1) The overall duties and responsibilities of the Audit Committee shall be as follows:

(d) to assist the Board in the discharge of its responsibilities relating to the Company's accounting principles, reporting practices and internal controls and its approval of the Company's annual and quarterly consolidated financial statements and related financial disclosure;

(e) to establish and maintain a direct line of communication with the Company's internal and external auditors and assess their performance;

(f) to ensure that the management of the Company has designed, implemented and is maintaining an effective system of internal financial controls; and

(g) to report regularly to the Board on the fulfilment of its duties and responsibilities.

(2) The duties and responsibilities of the Audit Committee as they relate to the external auditors shall be as follows:

(a) To approve of, or where appropriate provide recommendations to the Board as to, the appointment, term, compensation and review of engagement, retention, removal, independence, audit and non-audit services, audit plan (including the timing and scope of the audit), estimated and actual fees and contractual arrangements of the external auditor;

(b) at least annually, to assess the external auditor's independence;

(c) review the audit plan of the external auditors prior to the commencement of the audit;

(d) to review with the external auditors, upon completion of their audit:

A. contents of their report;

B. scope and quality of the audit work performed;

C. adequacy of the Company's financial and auditing personnel;

D. co-operation received from the Company's personnel during the audit;

E. internal resources used;

F. significant transactions outside of the normal business of the Company;

G. significant proposed adjustments and recommendations for improving internal accounting controls, accounting principles or management systems; and

H. the non-audit services provided by the external auditors;

(e) to discuss with the external auditors the quality and not just the acceptability of the Company's accounting principles; and

(f) to implement structures and procedures to ensure that the Audit Committee meets the external auditors on a regular basis in the absence of management.

(3) The duties and responsibilities of the Audit Committee as they relate to the internal control procedures of the Company are to:

(a) review the appropriateness and effectiveness of the Company's policies and business practices which impact on the financial integrity of the Company, including those relating to internal auditing, insurance, accounting, information services and systems and financial controls, management reporting and risk management;

(b) review compliance under the Company's business conduct and ethics policies and to periodically review these policies and recommend to the Board changes which the Audit Committee may deem appropriate;

(c) review any unresolved issues between management and the external auditors that could affect the financial reporting or internal controls of the Company; and

(d) periodically review the Company's financial and auditing procedures and the extent to which recommendations made by the internal audit staff or by the external auditors have been implemented.

(4) The Audit Committee is also charged with the responsibility to:

(a) review the Company's annual and quarterly statements of earnings, including the impact of unusual items and changes in accounting principles and estimates and report to the Board with respect thereto;

(b) prior to their public disclosure, review and approve the financial sections of:

A. the annual report to shareholders;

B. the annual information form, if required;

C. annual and interim management's discussion and analysis;

D. prospectuses;

E. news releases discussing financial results of the Company; and

F. other public reports of a financial nature requiring approval by the Board, including the Company's annual report on Form 10-K and proxy circular and report to the Board with respect thereto;

(c) prepare an audit committee report to be included in the Company's annual proxy circular;

(d) review regulatory filings and decisions as they relate to the Company's consolidated financial statements;

(e) review the appropriateness of the policies and procedures used in the preparation of the Company's consolidated financial statements and other required disclosure documents, and consider recommendations for any material change to such policies;

(f) review and report on the integrity of the Company's consolidated financial statements;

(g) review and approve or ratify any related party transaction;

(h) review the minutes of any audit committee meeting of subsidiary companies;

(i) review with management, the external auditors and, if necessary, with legal counsel, any litigation, claim or other contingency, including tax assessments that could have a material effect upon the financial position or operating results of the Company and the manner in which such matters have been disclosed in the consolidated financial statements;

(j) review the Company's compliance with regulatory and statutory requirements as they relate to financial statements, tax matters and disclosure of financial information; and

(k) develop a calendar of activities to be undertaken by the Audit Committee for each ensuing year and to submit the calendar in the appropriate format to the Board following each annual general meeting of shareholders.

(5) The Audit Committee shall have the authority:

(l) to engage independent counsel and other advisors as it determines necessary to carry out its duties,

(m) to set and pay the compensation for any advisors employed by the Audit Committee; and

(n) to communicate directly with the internal and external auditors.

REVIEW, AMENDMENT, AND MODIFICATION OF CHARTER

The Audit Committee shall review and reassess the adequacy of this Charter periodically as it deems appropriate.

This Charter may be amended or modified by the Board, subject to disclosure and other policies and guidelines of the Canadian Securities Administrators and applicable stock exchange rules.

ITEM 2: COMPOSITION OF THE AUDIT COMMITTEE

The current members of the Audit Committee are Marcus New, Susan B. McGee and Dave Perrill. Marcus New, Susan B. McGee and Dave Perrill are all independent members of the Audit Committee as defined in National Instrument 52-110 - Audit Committees ("NI 52-110") of the Canadian Securities Administrators.

ITEM 3: RELEVANT EDUCATION AND EXPERIENCE

NI 52-110 provides that an individual is "financially literate" if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation's financial statements.

All of the members of the Corporation's Audit Committee are financially literate as that term is defined in NI 52-110. All members have an understanding of the accounting principles used by the Corporation to prepare its financial statements and have an understanding of its internal controls and procedures for financial reporting. In addition to each member's general business experience, the education and experience of each Audit Committee member relevant to the performance of his or her responsibilities as an Audit Committee member is as follows:

Susan B. McGee serves on the boards of directors of NYSE-listed Goldman Sachs BDC, Inc., Goldman Sachs Silver Cap Holdings LLC, Goldman Sachs Private Middle Market Credit II LLC, Goldman Sachs Private Credit Corp, and GS Philip Street Middle Market Lending LLC. She also serves on the board of directors of ETTL Engineers & Consultants, Inc. In addition, Ms. McGee most recently served as a member of the SEC's Asset Management Advisory Committee, advising the SEC on Environment, Social and Governance and Diversity, Equity and Inclusion disclosures, market structure and various other matters. Ms. McGee served as President of U.S. Global Investors, Inc., a NASDAQ-listed and SEC-registered investment advisor specializing in metals, mining and natural resources, from 1998 to 2018 and as the company's General Counsel from 1997 to 2018. Ms. McGee also served on the Investment Company Institute (ICI) Board of Governors from 2008 to 2018.

Marcus New has been a director and an audit committee member for a number of technology reporting issuers for more than 20 years. Mr. New is the CEO and general partner in a private equity firm focused on investments in private technology companies - InvestX Master GP1 Ltd. Mr. New is the UDP and formerly the Chief Compliance Officer for InvestX Financial (Canada) Ltd. a Canadian exempt market dealer. Mr. New is the Chief Supervisory Principle for InvestX Markets a USA broker dealer. Mr. New holds Series 24, 82, and 63 registrations. He holds a Bachelor of Arts degree in Business from Trinity Western University.

Dave Perrill has acted as the founder and CEO of Perrill Companies LLC since January 2009. Previously he founded and subsequently sold two technology companies, including an Internet Service and Managed Security Provider, which was acquired by Trustwave in 2013. Mr. Perrill has extensive experience in networking, data center engineering, software, and security. He holds a BS in Management Information Systems and an MBA in Finance from the University of Minnesota.

ITEM 4: AUDIT COMMITTEE OVERSIGHT

At no time since the commencement of the Corporation's financial year ended March 31, 2025 was a recommendation of the Audit Committee to nominate or compensate an external auditor (currently, Davidson & Company LLP) not adopted by the Board.

ITEM 5: RELIANCE ON CERTAIN EXEMPTIONS

The Corporation is not relying on any exemptions of NI 52-110.

ITEM 6: PRE-APPROVAL POLICIES AND PROCEDURES

Formal policies and procedures for the engagement of non-audit services have yet to be formulated and adopted. Subject to the requirements of NI 52-110, the engagement of non-audit services is considered by the Board, and where applicable by the Audit Committee, on a case by case basis.

ITEM 7: EXTERNAL AUDITOR SERVICE FEES (BY CATEGORY)

The aggregate fees charged to the Corporation by the external auditor in each of the last two fiscal years are as follows:

	Fiscal year ended March 31, 2025	Fiscal year ended March 31, 2024
Audit fees	C$675,000	C$742,500
Audit-related fees(1)	C$141,075	C$128,250
Tax Fees	Nil	Nil
All other fees(2)	C$200,500	C$140,000
TOTAL FEES	C$1,016,575	C$1,010,750

Notes:

(1) This amount represents fees for interim reviews.

(2) This amount represents fees for valuation analysis support.

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SCHEDULE "B" HIVE DIGITAL TECHNOLOGIES LTD. BOARD MANDATE

THE BOARD OF DIRECTORS' MANDATE

The directors of the Company are responsible for managing the business and affairs of HIVE Digital Technologies Ltd. (the "Company") and, in doing so, must act honestly and in good faith with a view to the best interests of the Company.

The Board's mandate includes setting long-term goals and objectives for the Company, formulating the plans and strategies necessary to achieve those objectives, and supervising senior management who are responsible for the implementation of the Board's objectives and day-to-day management of the Company. The Board retains a supervisory role and ultimate responsibility for all matters relating to the Company and its business.

The Board discharges its responsibilities both directly and through its committees, including the Audit Committee, the Corporate Governance Committee, and the Compensation Committee. The Board may also appoint ad hoc committees periodically to address issues of a more short-term nature.

Specific responsibilities of the Board include the following:

Board Organization

a) The Board takes into account recommendations of the Corporate Governance Committee, but retains responsibility for managing its own affairs by giving its approval of its composition and size, the selection of the Chair of the Board, candidates nominated for election to the Board, committee and committee chair appointments, committee charters and director compensation. When the Chair of the Board is not an independent director, the independent directors of the Board shall designate an independent director to be the lead director. The Board is responsible for determining the roles and responsibilities of the independent Chair or, if applicable, lead director. The Board shall annually evaluate the independence of the Chair or, if applicable, lead director.

b) The Board may delegate to Board committees matters that the Board is responsible for, including the approval of compensation of the Board and management, the conduct of performance evaluations and oversight of internal controls systems, but the Board retains its oversight function and ultimate responsibility for these matters and all other delegated responsibilities.

c) The Board is responsible for ensuring that measures are taken to orient new directors regarding the role of the Board, its committees and its directors and the nature and operation of the Company's business. The Board is also responsible for ensuring that measures are taken to provide and pay for continuing education for its directors to ensure that they maintain the skill and knowledge necessary to meet their obligations as directors.

d) Board shall annually review the performance of the Board and its committees against their respective charters and mandates and disclose the process in all applicable public documents. The Board shall also annually evaluate the performance of individual directors, the performance of the Chair and the performance of the lead director, if any.

Management

a) The Board is responsible for approving the appointment of the officers of the Company. The Board, together with the Chief Executive Officer of the Company, may develop a position description for the Chief Executive Officer if desired.

b) The Board approves the compensation of officers and reviews and approves the Company's incentive compensation plans. In doing so, the Board takes into account the advice and recommendations of the Compensation Committee.

c) The Board from time-to-time delegates to senior management the authority to enter into transactions, such as financial transactions, subject to specified limits. Investments and other expenditures above the specified limits, and material transactions outside the ordinary course of business, are reviewed by and are subject to the prior approval of the Board.

d) The Board ensures that adequate plans are in place for management development and succession.

e) The Board assumes a more direct role in managing the business and affairs of the Company during any period of crisis or emergency.

Strategic Planning

a) The Board has oversight responsibility to participate directly, and through its committees, in reviewing, questioning and approving the goals and objectives of the Company.

b) The Board is responsible for reviewing the business, financial and strategic plans by which it is proposed that the Company may reach those goals.

c) The Board is responsible for providing input to management on emerging trends and issues and on strategic plans, objectives and goals that management develops.

d) The Board will consider alternative strategies in response to possible change of control transactions or takeover bids with a view to maximizing value for shareholders.

Monitoring of Financial Performance and Other Financial Matters

a) The Board is responsible for enhancing the alignment of shareholder expectations, Company plans and management performance.

b) The Board is responsible for adopting processes for monitoring the Company's progress toward its strategic and operational goals and revising its direction to management in light of changing circumstances affecting the Company.

c) Directly and through the Audit Committee, the Board assesses the integrity of internal control over financial reporting and management information systems.

d) The Board reviews and approves capital, operating and development expenditures including any budgets associated with such expenditures.

e) The Board is responsible for approving the annual audited financial statements and, if required by applicable securities legislation, the interim financial statements, and the notes and Management's Discussion and Analysis accompanying such financial statements. The Board may delegate responsibility for approving interim financial statements to the Audit Committee.

f) The Board is responsible for reviewing and approving material transactions outside the ordinary course of business, including material investments, acquisitions and dispositions of material capital assets, material capital expenditures, material joint ventures, and any other major initiatives outside the scope of approved budgets.

g) The Board approves those matters that are required under the Company's governing statute to be approved by the directors of the Company, including the issuance, purchase and redemption of securities and the declaration and payment of any dividends.

Risk Management

a) The Board is responsible for the identification of the principal risks of the Company's business and monitoring and managing those risks with a view to the long-term viability of the Company and achieving a proper balance between the risks incurred and the potential return to the Company's shareholders.

b) The Board monitors the conduct of the Company and ensures that it complies with applicable legal and regulatory requirements.

Policies and Procedures

a) The Board is responsible for approving and monitoring compliance with all significant policies and procedures by which the Company is operated and approving policies and procedures designed to ensure that the Company operates at all times within applicable laws and regulations. The Board is responsible for adopting a written code of ethical business conduct for the directors, officers and employees of the Company and is responsible for monitoring compliance with the code and to encourage and promote a culture of ethical business conduct.

b) The Board is responsible for taking steps to ensure that directors exercise independent judgement in considering transactions and agreements in respect of which a director or executive officer has a material interest.

c) The Board shall enforce its policy respecting confidential treatment of the Company's proprietary information and the confidentiality of Board deliberations.

Communications and Reporting

a) The Board is responsible for approving a Corporate Disclosure Policy to address communications with shareholders, employees, financial analysts, governments and regulatory authorities, the media and the communities in which the business of the Company is conducted.

b) The Board is responsible for ensuring appropriate policies and processes are in place to ensure the Company's compliance with applicable laws and regulations, including timely disclosure of relevant corporate information and regulatory reporting.

Review, Amendment, and Modification of Mandate

The Board shall review and reassess the adequacy of this Mandate periodically as it deems appropriate.

These guidelines may be amended or modified by the Board, subject to disclosure and other policies and guidelines of the Canadian Securities Administrators and applicable stock exchange rules.

Position Descriptions

The Board has not developed written position descriptions for the chair of the Board or for the chairs of the committees. The Board delineates the role and responsibilities of each such position through a process of discussion and experience. Generally, each such chair is expected to compile the agenda items for each meeting, including receiving input from senior management and others with respect to matters to be discussed, ensure that Board or Committee members are properly notified of meetings and the business to be conducted, provide appropriate background material in advance of each meeting, conduct the business of each meeting in an orderly and business-like manner, and ensure that decisions of each meeting are communicated to the full Board and senior management, as appropriate, in a timely fashion for implementation. Each chair is expected to provide leadership to their committee or Board and to act as a liaison between the committee/Board they chair and management of the Company.

The Board and Executive Chairman and the Chief Executive Officer have not developed a written position description for the Chief Executive Officer. The Board delineates the role and responsibilities of the Chief Executive Officer through a process of discussion and experience. Generally, the Chief Executive Officer is responsible for the efficient and effective management of the Company's day-to-day operations. The Chief Executive Officer is to be responsible for management of the Company's strategic and operational agenda and for the execution of the decisions of the Board and is expected to ensure that the Board is kept apprised of the Company's progress in this regard. The Chief Executive Officer is responsible for overseeing management's system of internal controls and reporting, to obtain reasonable assurance that the Company's assets are safeguarded, transactions are authorized and financial information is reliable.

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SCHEDULE "C" HIVE DIGITAL TECHNOLOGIES LTD. STOCK OPTION PLAN

[See attached]

HIVE DIGITAL TECHNOLOGIES LTD.

(FORMERLY HIVE BLOCKCHAIN TECHNOLOGIES

LTD.)

INCENTIVE STOCK OPTION PLAN

Dated: July 15, 2017

as amended November 16, 2022

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ARTICLE 1 DEFINITIONS AND INTERPRETATION

1.1 Defined Terms

For the purposes of this Plan, the following terms shall have the following meanings:

(a) "Accelerated Vesting Event" means the occurrence of any one of the following events:

(i) a take-over bid (as defined under applicable securities Laws) is made for Common Shares or Convertible Securities which, if successful would result (assuming the conversion, exchange or exercise of the Convertible Securities, if any, that are the subject of the take-over bid) in any Person or Persons acting jointly or in concert (as determined under applicable securities Laws) or Persons associated or affiliated with such Person or Persons (as determined under applicable securities Laws) beneficially, directly or indirectly, owning shares that would, notwithstanding any agreement to the contrary, entitle the holders thereof for the first time to cast at least 50% of the votes attaching to all shares in the capital of the Corporation that may be cast to elect Directors;

(ii) the acquisition or continuing ownership by any Person or Persons acting jointly or in concert (as determined under applicable securities Laws), directly or indirectly, of Common Shares or of Convertible Securities, which, when added to all other securities of the Corporation at the time held by such Person or Persons, Persons associated with such person or persons, or persons affiliated with such Person or Persons (as determined under applicable securities Laws) (collectively, the "Acquirors"), and assuming the conversion, exchange or exercise of Convertible Securities beneficially owned by the Acquirors, results in the Acquirors beneficially owning shares that would, notwithstanding any agreement to the contrary, entitle the holders thereof for the first time to cast at least 50% of the votes attaching to all shares in the capital of the Corporation that may be cast to elect Directors;

(iii) an amalgamation, merger, arrangement or other business combination (a "Business Combination") involving the Corporation receives the approval of, or is accepted by, the securityholders of the Corporation (or all classes of securityholders whose approval or acceptance is required) or, if their approval or acceptance is not required in the circumstances, is approved or accepted by the Corporation and as a result of that Business Combination, parties to the Business Combination or securityholders of the parties to the Business Combination, other than the securityholders of the Corporation, own, directly or indirectly, shares of the continuing entity that entitle the holders thereof to cast at least 50% of the votes attaching to all shares in the capital of the continuing entity that may be cast to elect Directors;

(b) "Affiliate" shall have the meaning ascribed thereto by the TSX Venture Exchange in Policy 1.1 - Interpretation;

(c) "Associate" shall have the meaning ascribed thereto by the TSX Venture Exchange in Policy 1.1 - Interpretation;

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(d) "Board" means the board of directors of the Corporation or, as applicable, a committee consisting of not less than 3 directors of the Corporation duly appointed to administer this Plan;

(e) "Cashless Exercise Right" has the meaning ascribed thereto in Section 6.2;

(f) "Charitable Option" means a stock option or equivalent security granted by the Corporation to an Eligible Charitable Organization;

(g) "Charitable Organization" means "charitable organization" as defined in the Income Tax Act (Canada) from time to time;

(h) "Common Shares" means the common shares in the capital of the Corporation;

(i) "Consultant" means, in relation to the Corporation, an individual (other than an Employee or a Director of the Corporation) or company that:

(i) is engaged to provide on an ongoing bona fide basis, consulting, technical, management or other services to the Corporation or to a Subsidiary of the Corporation, other than services provided in relation to a Distribution;

(ii) provides the services under a written contract between the Corporation or the Subsidiary and the individual or the company, as the case may be;

(iii) in the reasonable opinion of the Corporation, spends or will spend a significant amount of time and attention on the affairs and business of the Corporation or a Subsidiary of the Corporation; and

(iv) has a relationship with the Corporation or a Subsidiary of the Corporation that enables the individual to be knowledgeable about the business and affairs of the Corporation;

(i) "Consultant Company" means a Consultant that is a company;

(j) "Convertible Securities" means any security of the Corporation which is convertible into Common Shares;

(k) "Corporation" means HIVE DIGITAL TECHNOLOGIES LTD. (FORMERLY HIVE BLOCKCHAIN TECHNOLOGIES LTD.) and its successor entities;

(l) "Director" means a director, senior officer or Management Company Employee of the Corporation, or a director, senior officer or Management Company Employee of the Corporation's subsidiaries;

(m) "Disinterested Shareholder Approval" means approval by a majority of the votes cast by all shareholders entitled to vote at a meeting of shareholders of the Corporation excluding votes attached to shares beneficially owned by insiders to whom options may be granted under this Plan and their Associates;

(n) "Distribution" has the meaning ascribed thereto by the Exchange;

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(o) "Eligible Charitable Organization" means:

(i) any Charitable Organization or Public Foundation which is a Registered Charity, but is not a Private Foundation; or

(ii) a Registered National Arts Service Organization;

as such terms are defined in the Income Tax Act (Canada), as amended from time to time.

(p) "Eligible Person" means

(i) a Director, Officer, Employee, Consultant of the Corporation or its subsidiaries, if any, at the time the option is granted, and includes companies that are wholly owned by Eligible Persons; or

(ii) an Eligible Charitable Organization at the time the Option is granted;

as those terms are defined in Policy 4.4 - Security Based Compensation of the TSX Venture Exchange.

(q) "Employee" means, notwithstanding Section 1.1(p) above:

(i) an individual who is considered an employee of the Corporation or its subsidiary under the Income Tax Act (Canada) (and for whom income tax, employment insurance and Canada Pension Plan deductions must be made at source);

(ii) an individual who works full-time for the Corporation or its subsidiary providing services normally provided by an employee and who is subject to the same control and direction by the Corporation over the details and methods of work as an employee of the Corporation, but for whom income tax deductions are not made at source; or

(iii) an individual who works for the Corporation or its subsidiary on a continuing and regular basis for a minimum amount of time per week providing services normally provided by an employee and who is subject to the same control and direction by the Corporation over the details and methods of work as an employee of the Corporation, but for whom income tax deductions are not made at source.

(r) "Exchange" means the TSX Venture Exchange or the NEX board of the TSX Venture Exchange, as the context requires, and any successor entity or the Toronto Stock Exchange if the Corporation is listed thereon;

(s) "Expiry Date" means the last day of the term for an Option, as set by the Board at the time of grant in accordance with Section 5.2 and, if applicable, as amended from time to time;

(t) "Governmental Authorities" means governments, regulatory authorities, governmental departments, agencies, commissions, bureaus, officials, ministers, Crown corporations, courts, bodies, boards, tribunals or dispute settlement panels or other law, rule or regulation-making organizations or entities:

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(i) having or purporting to have jurisdiction on behalf of any nation, province, territory or state or any other geographic or political subdivision of any of them; or

(ii) exercising, or entitled or purporting to exercise any administrative, executive, judicial, legislative, policy, regulatory or taxing authority or power;

(u) "Insider" has the meaning ascribed thereto in TSX Venture Exchange Policy 1.1 - Interpretation;

(v) "Investor Relations Activities" has the meaning ascribed thereto in the TSX Venture Exchange's Corporate Finance Manual;

(w) "Laws" means currently existing applicable statutes, by-laws, rules, regulations, orders, ordinances or judgments, in each case of any Governmental Authority having the force of the law;

(x) "Management Company Employee" means an individual who is employed by a Person providing management services to the Corporation which are required for the ongoing successful operation of the business enterprise of the Corporation, but excluding a Person engaged in Investor Relations Activities;

(y) "Material Information" has the meaning ascribed thereto in the TSX Venture Exchange's Corporate Finance Manual;

(z) "Officer" means an officer of the Corporation or its subsidiaries, if any;

(aa) "Option" means a non-transferable and non-assignable option to purchase Common Shares granted to an Eligible Person pursuant to the terms of this Plan;

(bb) "Optionee" means an Eligible Person of an Option granted by the Corporation;

(cc) "Other Share Compensation Arrangement" means, other than this Plan and any Options, any stock option plan, stock options, employee stock purchase plan or other compensation or incentive mechanism involving the issuance or potential issuance of Common Shares, including but not limited to a purchase of Common Shares from treasury which is financially assisted by the Corporation by way of loan, guarantee or otherwise;

(dd) "Person" means any individual, sole proprietorship, partnership, firm, entity, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body corporate, Governmental Authority, and where the context requires any of the foregoing when they are acting as trustee, executor, administrator or other legal representative;

(ee) "Plan" means this incentive stock option plan;

(ff) "Private Foundation" means "private foundation" as defined in the Income Tax Act (Canada) as amended from time to time;

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(gg) "Public Foundation" means "public foundation" as defined in the Income Tax Act (Canada) as amended from time to time;

(hh) "Registered Charity" means "registered charity" as defined in the Income Tax Act (Canada) as amended from time to time;

(ii) "Registered National Arts Service Organization" means "registered national arts service organization" as defined in the Income Tax Act (Canada) as amended from time to time;

(jj) "Security Based Compensation" has the meaning ascribed thereto in TSX Venture Exchange Policy 4.4 - Security Based Compensation;

(kk) "Security Based Compensation Arrangement" has the meaning ascribed thereto in TSX Venture Exchange Policy 4.4 - Security Based Compensation;

(ll) "Subsidiary" means a corporation which is a subsidiary of the Corporation as defined under the Securities Act (British Columbia); and

(mm) "Termination Date" means the date on which an Optionee ceases to be an Eligible Person.

1.2 Interpretation

(a) References to the outstanding Common Shares at any point in time shall be computed on a non-diluted basis.

(b) If the Corporation is listed on the Toronto Stock Exchange, the provisions of this Plan as they relate to companies listed on Tier 1 of the TSX Venture Exchange shall apply.

ARTICLE 2 ESTABLISHMENT OF PLAN

2.1 Purpose

The purpose of this Plan is to advance the interests of the Corporation, through the grant of Options, by:

(a) providing an incentive mechanism to foster the interest of Eligible Persons in the success of the Corporation, its Affiliates and its subsidiaries, if any;

(b) encouraging Eligible Persons to remain with the Corporation, its Affiliates or its subsidiaries, if any; and

(c) attracting new Directors, Officers, Employees and Consultants.

2.2 Shares Reserved

(a) The maximum number of Shares that are issuable pursuant to this plan and all such Security Based Compensation Arrangements of the Corporation, in aggregate, is equal to up to a maximum of 10% of the Shares of the Corporation outstanding as at the date of grant or issuance of any Security Based Compensation under any of such Security Based Compensation Arrangements, subject to such number of available Common Shares being adjusted pursuant to Section 2.2(b) below. For greater certainty, if an Option is surrendered terminated or expires without being exercised, the Common Shares reserved for issuance pursuant to such Option shall be available for new Options granted under this Plan.

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(i) If the Corporation is listed on the NEX board of the TSX Venture Exchange, the maximum number of Options that may be reserved for issuance or issued in any 12-month period shall not exceed 10% of the issued and outstanding Common Shares of the Corporation.

(b) If there is a change in the issued and outstanding Common Shares by reason of any share consolidation or split, reclassification or other capital reorganization, or a stock dividend, arrangement, amalgamation, merger or combination, or any other change to, event affecting, exchange of or corporate change or transaction affecting the Common Shares, the Board shall make, as it shall deem advisable and subject to the requisite approval of the relevant regulatory authorities, appropriate substitution and/or adjustment in:

(i) the number and kind of shares or other securities or property reserved or to be allotted for issuance pursuant to this Plan;

(ii) the number and kind of shares or other securities or property reserved or to be allotted for issuance pursuant to any outstanding unexercised Options, and in the exercise price for such shares or other securities or property; and

(iii) the vesting of any Options, including the accelerated vesting thereof on conditions the Board deems advisable and, if it relates to Investor Relations vesting provisions, then subject to the approval of the Exchange, and if the Corporation undertakes an arrangement or is amalgamated, merged or combined with another corporation, the Board shall make such provision for the protection of the rights of Optionees as it shall deem advisable.

(c) No fractional Common Shares shall be reserved for issuance under this Plan and the Board may determine the manner in which an Option, insofar as it relates to the acquisition of a fractional Common Share, shall be treated.

(d) The Corporation shall, at all times while this Plan is in effect, reserve and keep available such number of Common Shares as will be sufficient to satisfy the requirements of this Plan.

2.3 Non-Exclusivity

Nothing contained herein shall prevent the Board from adopting such other incentive or compensation arrangements as it shall deem advisable.

2.4 Effective Date and Term of the Plan

This Plan shall be effective on November 16, 2022, subject to shareholder approval and ratification by ordinary resolution at the Corporation's next annual meeting of shareholders and to the approval of any regulatory authority whose approval is required. Any Options granted under this Plan prior to such approvals being given shall be conditional upon such approvals being given, and no such Options may be exercised unless and until such approvals are given.

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As a "rolling up to 10%" Plan (as that term is defined in Policy 4.4 - Security Based Compensation of the TSX Venture Exchange), the Board will present this Plan for TSX Venture Exchange and shareholder approval on an annual basis. Failure to obtain any one of such approvals will suspend, but not terminate, the granting of further Options under the Plan until the requisite approvals are obtained.

ARTICLE 3 ADMINISTRATION OF PLAN

3.1 Administration

(a) This Plan shall be administered by the Board or any committee established by the Board for the purpose of administering this Plan. Subject to the provisions of this Plan, the Board shall have the authority:

(i) to determine the Eligible Persons to whom Options are granted, to grant such Options, and to determine any terms and conditions, limitations and restrictions in respect of any particular Option grant, including but not limited to the nature and duration of the restrictions, if any, to be imposed upon the acquisition, sale or other disposition of Common Shares acquired upon exercise of the Option, and the nature of the events and the duration of the period, if any, in which any Optionee's rights in respect of an Option or Common Shares acquired upon exercise of an Option may be forfeited; and

(ii) to interpret the terms of this Plan, to make all such determinations and take all such other actions in connection with the implementation, operation and administration of this Plan, and to adopt, amend and rescind such administrative guidelines and other rules and regulations relating to this Plan, as it shall from time to time deem advisable, including without limitation for the purpose of ensuring compliance with Section 3.3 and 3.4 hereof.

(b) The Board's interpretations, determinations, guidelines, rules and regulations shall be conclusive and binding upon the Corporation, Eligible Persons, Optionees and all other Persons.

(c) For stock options granted to Employees, Consultants or Management Company Employees, the Corporation and the Optionee are responsible for ensuring and confirming that the Optionee is a bona fide Employee, Consultant or Management Company Employee, as the case may be.

3.2 Amendment, Suspension and Termination

The Board may amend, subject to the approval of any regulatory authority whose approval is required, suspend or terminate this Plan or any provision herein. No such amendment, suspension or termination shall alter or impair any outstanding unexercised Options or any rights without the consent of such Optionee. If this Plan is suspended or terminated, the provisions of this Plan and any administrative guidelines, rules and regulations relating to this Plan shall continue in effect for the duration of such time as any Option remains outstanding.

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3.3 Compliance with Laws

(a) This Plan, the grant and exercise of Options hereunder and the Corporation's obligation to sell, issue and deliver any Common Shares upon exercise of Options shall be subject to all applicable federal, provincial and foreign Laws, policies, rules and regulations, to the policies, rules and regulations of any stock exchanges or other markets on which the Common Shares are listed or quoted for trading and to such approvals by any Governmental Authority as may, in the opinion of counsel to the Corporation, be required. The Corporation shall not be obligated by the existence of this Plan or any provision of this Plan or the grant or exercise of Options hereunder to sell, issue or deliver Common Shares upon exercise of Options in violation of such Laws, policies, rules and regulations or any condition or requirement of such approvals.

(b) No Option shall be granted and no Common Shares sold, issued or delivered hereunder where such grant, sale, issue or delivery would require registration or other qualification of this Plan or of the Common Shares under the applicable securities Laws of any foreign jurisdiction, and any purported grant of any Option or any sale, issue and delivery of Common Shares hereunder in violation of this provision shall be void. In addition, the Corporation shall have no obligation to sell, issue or deliver any Common Shares hereunder unless such Common Shares shall have been duly listed, upon official notice of issuance, with all stock exchanges on which the Common Shares are listed for trading.

(c) Common Shares sold, issued and delivered to Optionees pursuant to the exercise of Options shall be subject to restrictions on resale and transfer under applicable securities Laws and the requirements of any stock exchanges or other markets on which the Common Shares are listed or quoted for trading, and any certificates representing such Common Shares shall bear, as required, a restrictive legend in respect thereof.

3.4 Tax Withholdings

(a) Notwithstanding any other provision contained herein, in connection with the exercise of an Option by an Optionee from time to time, as a condition to such exercise the Corporation shall require such Optionee to pay to the Corporation or the relevant Affiliate an amount as necessary so as to ensure that the Corporation or such Affiliate, as applicable, is in compliance with the applicable provisions of any federal, provincial or local Laws relating to the withholding of tax or other required deductions relating to the exercise of such Options. In addition, the Corporation or the relevant Affiliate, as applicable shall be entitled to withhold from any amount payable to an Optionee, either under this Plan or otherwise, such amount as may be necessary so as to ensure that the Corporation or the relevant Affiliate is in compliance with the applicable provisions of any federal, provincial, local or foreign Laws relating to the withholding of tax or other required deductions relating to the exercise of such Options. The Corporation may also satisfy any liability for any such withholding obligations, on such terms and conditions as the Corporation may determine in its discretion, by (a) requiring an Optionee, as a condition to the exercise of any Options, to make such arrangements as the Corporation may require so that the Corporation can satisfy such withholding obligations including, without limitation, requiring the Optionee to remit to the Corporation in advance, or reimburse the Corporation for, any such withholding obligations or (b) selling on the Optionee's behalf, or requiring the Optionee to sell, any Shares acquired by the Optionee under the Plan, or retaining any amount which would otherwise be payable to the Optionee in connection with any such sale.

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ARTICLE 4 OPTION GRANTS

4.1 Eligibility and Multiple Grants

Options shall only be granted to Eligible Persons. An Eligible Person may receive Options on more than one occasion and may receive separate Options, with differing terms, on any one or more occasions.

4.2 Option Agreement

Every Option shall be evidenced by an option agreement executed by the Corporation and the Optionee. In the event of any discrepancy between this Plan and an option agreement, the provisions of this Plan shall govern.

4.3 Limitation on Grants and Exercises

(a) To any one Person. The aggregate number of Shares that are issuable pursuant to all Security based Compensation granted or issued in any 12 month period to any one Person (and where permitted, any companies that are wholly-owned by that Person) must not exceed 5% of the issued Shares of the Corporation, calculated as at the date any Security Based Compensation is granted or issued to the Person (unless the requisite disinterested shareholder approval is obtained).

(b) To Consultants. The maximum aggregate number of Shares of the Company that are issuable pursuant to all Security Based Compensation granted or issued in any 12 month period to any one Consultant must not exceed 2% of the issued shares of the Corporation, calculated at the date any Security Based Compensation is granted or issued to the Consultant.

(c) To Insiders. the maximum aggregate number of Common Shares of the Corporation that are issuable pursuant to all Security Based Compensation granted or issued to Insiders (as a group) must not exceed 10% of the total number of Comon Shares of the Corporation at any point in time (unless the Corporation has obtained the requisite disinterested Shareholder approval pursuant to section 5.3 of Policy 4.4 - Security Based Compensation of the TSX Venture Exchange). The maximum aggregate number of Shares of the Corporation that are issuable pursuant to all Security Based Compensation granted or issued to Insiders of the Corporation (as a group) must not exceed 10% of the issued shares of the Corporation in any 12-month period (unless the requisite disinterested shareholder approval is obtained).

(d) To Persons conducting Investor Relations Activities. The aggregate number of Options granted to all Persons retained to provide Investor Relations Activities pursuant to this Plan and any other Share Compensation Arrangement must not exceed 2% of the issued shares of the Corporation in any 12-month period, calculated at the date an Option is granted to any such Person. If the Corporation is listed on the NEX board of the TSX Venture Exchange, no Options are permitted to be granted to Persons who provide Investor Relations Activities.

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(e) To Eligible Charitable Organizations. The maximum aggregate number of Shares of the Corporation that are issuable pursuant to all outstanding Options granted to Eligible Charitable Organizations must not exceed 1% of the Shares of the Corporation, calculated as at the date such Options are granted to the Eligible Charitable Organization. As per s 4.5(c) of Policy 4.4 - Security Based Compensation of the TSX Venture Exchange, Options granted to Eligible Charitable Organizations will not be included within the limits prescribed by Section 2.2(a) above. Notwithstanding any other provision of this Plan, any Option granted to an Eligible Charitable Organization must expire on or before the earlier of the date that is 10 years from the date of grant of the Option and the 90th day following the date that the holder of the Option ceases to be an Eligible Charitable Organization.

ARTICLE 5 OPTION TERMS

5.1 Exercise Price

(a) Subject to a minimum exercise price of $0.05 per Common Share, the exercise price per Common Share for an Option shall be determined by the Directors or their delegates if any, but will in no event be less than the Market Price for the Common Shares (as defined by the policies of the Exchange) at the date of grant.

(b) If Options are granted within ninety days of a Distribution by the Corporation by prospectus, then the exercise price per Common Share for such Option shall not be less than the greater of the minimum exercise price calculated pursuant to subsection 5.1(a) herein and the price per Common Share paid by the public investors for Common Shares acquired pursuant to such Distribution. Such ninety day period shall begin:

(i) on the date the final receipt is issued for the final prospectus in respect of such Distribution; or

(ii) in the case of an initial public offering, on the date of listing.

5.2 Expiry Date

Every Option granted shall, unless sooner terminated, have a term not exceeding and shall therefore expire no later than 10 years after the date of grant (subject to extension where the expiry date falls within a "blackout period", as discussed in subsection 5.7 hereof).

5.3 Vesting

(a) Subject to subsection 5.3(b) herein and otherwise in compliance with the policies of the Exchange, the Board shall determine the manner in which an Option shall vest and become exercisable.

(b) Options granted to Consultants performing Investor Relations Activities shall vest in stages over a period of not less than twelve months, such that:

(i) no more than ¼ of the Options vest no sooner than three months after the Options were granted;

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(ii) no more than ¼ of the Options vest no sooner than six months after the Options were granted;

(iii) no more than ¼ of the Options vest no sooner than nine months after the Options were granted;

(iv) the remainder of the Options vest no sooner than 12 months after the Options were granted.

5.4 Accelerated Vesting Event

Subject to subsection 5.3(b) and in compliance with the policies of the Exchange, upon the occurrence of an Accelerated Vesting Event, the Board will have the power, at its sole discretion and without being required to obtain the approval of shareholders or the holder of any Option, except pertaining to options granted to Consultants performing Investor Relations activities which will be subject to prior written Exchange approval, to make such changes to the terms of Options as it considers fair and appropriate in the circumstances, including but not limited to: (a) accelerating the vesting of Options, conditionally or unconditionally; (b) terminating every Option if under the transaction giving rise to the Accelerated Vesting Event, options in replacement of the Options are proposed to be granted to or exchanged with the holders of Options, which replacement options treat the holders of Options in a manner which the Board considers fair and appropriate in the circumstances having regard to the treatment of holders of Shares under such transaction; (c) otherwise modifying the terms of any Option to assist the holder to tender into any takeover bid or other transaction constituting an Accelerated Vesting Event; or (d) following the successful completion of such Accelerated Vesting Event, terminating any Option to the extent it has not been exercised prior to successful completion of the Accelerated Vesting Event. The determination of the Board in respect of any such Accelerated Vesting Event shall for the purposes of this Plan be final, conclusive and binding.

5.5 Non-Assignability

Options may not be assigned or transferred.

5.6 Ceasing to be Eligible Person

(a) If an Optionee who is a Director, Officer, Employee or Consultant is terminated for cause, each Option held by such Optionee shall terminate and therefore cease to be exercisable upon such termination for cause.

(b) If an Optionee dies prior to otherwise ceasing to be an Eligible Person, each Option held by such Optionee shall be exercisable by the heirs or administrators of such Optionee and shall terminate and therefore cease to be exercisable no later than the earlier of the Expiry Date and the date which is twelve months from the date of the Optionee's death.

(c) Unless an option agreement specifies otherwise, if an Optionee ceases to be an Eligible Person for any reason other than death or termination for cause, each Option held by the Optionee other than an Optionee who is involved in Investor Relations Activities will cease to be exercisable 90 days after the Termination Date or for a "reasonable period" after the Optionee ceases to serve in such capacity, as determined by the Board. For Optionees involved in investor relations activities, Options shall cease to be exercisable 30 days after  the Termination Date or for a "reasonable period" after the Optionee ceases to serve in such capacity, as determined by the Board.

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(d) If any portion of an Option is not vested at the time an Optionee ceases, for any reason whatsoever, to be an Eligible Person, such unvested portion of the Option may not be thereafter exercised by the Optionee or its legal representative, as the case may be, provided that the Board may, in its discretion, thereafter permit the Optionee or its legal representative, as the case may be, to exercise all or any part of such unvested portion of the Option that would have vested prior to the time such Option otherwise terminates.

(e) A Charitable Option must expire after the earlier of a date that is not more than 10 years from the grant date of the Charitable Option and the 90th day following the date that the holder of the Charitable Option ceases to be an Eligible Charitable Organization.

(f) Notwithstanding the foregoing, the vesting of any Option held by an Eligible Person engaged in Investor Relations Activities may not be accelerated without prior Exchange approval.

(g) Notwithstanding any other provision in this section, the expiry date of any Option held by an Optionee shall not exceed 12 months following the date on which the Optionee ceases to be an Eligible Person under this Plan.

5.7 Blackout Periods

An Option will be automatically extended past the expiry date of an Option governed by the Plan if such expiry date falls within a period (a "blackout period") during which the Corporation prohibits Optionees from exercising their Options provided that the following requirements are satisfied:

(a) The blackout period must be formally imposed by the Corporation pursuant to its internal trading policies. For greater certainty, in the absence of the Corporation formally imposing a blackout period, the expiry date of any Options will not be automatically extended in any circumstances.

(b) The blackout period must expire upon the general disclosure of the undisclosed Material Information. The expiry date of the affected Options can be extended to no later than ten (10) business days after the expiry of the blackout period.

(c) The automatic extension of an Optionee's Options will not be permitted where the Optionee or the Corporation is subject to a cease trade order (or similar order under securities Laws) in respect of the Corporation's securities.

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ARTICLE 6 EXERCISE PROCEDURE

6.1 Exercise Procedure

An Option may be exercised from time to time, and shall be deemed to be validly exercised by the Optionee only upon the Optionee's delivery to the Corporation at its head office of:

(a) a written notice of exercise addressed to the Corporate Secretary of the Corporation, specifying the number of Common Shares with respect to which the Option is being exercised;

(b) a signed option agreement with respect to the Option being exercised;

(c) a certified cheque or bank draft made payable to the Corporation for the aggregate exercise price for the number of Common Shares with respect to which the Option is being exercised, together with the amount necessary to satisfy any applicable tax withholding or remittance obligations under applicable Laws; and

(d) documents containing such representations, warranties, agreements and undertakings, including such as to the Optionee's future dealings in such Common Shares, as counsel to the Corporation reasonably determines to be necessary or advisable in order to comply with or safeguard against the violation of the Laws of any jurisdiction;

and on the business day following, the Optionee shall be deemed to be a holder of record of the Common Shares with respect to which the Option is being exercised, and thereafter the Corporation shall, within a reasonable amount of time, cause certificates for such Common Shares to be issued and delivered to the Optionee.

6.2 Cashless Exercise

Notwithstanding any other provision herein, subject to the rules and policies of the Exchange, an Optionee entitled to exercise an Option, may elect to deal with such Option on a "cashless exercise" basis. Such right (the "Cashless Exercise Right"), if any, grants an Optionee the right to engage a broker acceptable to the Corporation to sell such number of Shares as is necessary to raise an amount equal to the aggregate exercise price for all Options being exercised by that Optionee and any applicable tax withholdings. Subject to the terms of the Option as determined by the Board, the Participant may authorize the broker to sell shares on the open market and forward the proceeds to the Corporation to satisfy the exercise price and any applicable tax withholdings, promptly following which the Corporation shall issue the Shares underlying the number of Options as provided for in the option agreement.

6.3 Hold Periods

In addition to any resale restrictions under securities laws, an Option may be subject to a four-month Exchange Hold Period (as that term is defined in Policy 1.1 - Interpretation of the TSX Venture Exchange), commencing on the date the Option is granted.

ARTICLE 7 AMENDMENT OF OPTIONS

7.1 Consent to Amend

The Board may amend any Option with the consent of the affected Optionee and the Exchange, including any shareholder approval required by the Exchange. For greater certainty, Disinterested Shareholder Approval is required for any reduction in the exercise price of an Option, or the extension of the term of an Option, if the Optionee is an Insider at the time of the proposed amendment.

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7.2 Amendment Subject to Approval

If the amendment of an Option requires regulatory or shareholder approval, such amendment may be made prior to such approvals being given, but no such amended Options may be exercised unless and until such approvals are given.

ARTICLE 8 MISCELLANEOUS

8.1 Amendment of Option or Plan

The Board may from time to time, suspend, terminate or discontinue the Plan at any time, or amend or revise the terms of the Plan or of any Option granted under the Plan and any Certificate relating thereto, provided that no such suspension, termination, amendment or revision will be made:

(a) Except in compliance with applicable law and with the prior approval, if required, of the TSX Venture Exchange or any other regulatory body having authority over the Corporation, the Plan or the Shareholders; and

(b) In the case of an amendment or revision, if it materially adversely affects the rights of any Participant, without the consent of the Participant.

If the Plan is terminated, the provisions of the Plan and any administrative guidelines and other rules and regulations adopted by the Board and in force on the date of the termination will continue in effect as long as any Option, or any rights pursuant thereto remain outstanding and, notwithstanding the termination of the Plan, the Board will remain able to make such amendments to the Plan or the Options as they would have been entitled to make if the Plan were still in effect.

Subject to any applicable rules of the TSX Venture Exchange, the Board may from time to time, in its absolute discretion and without the approval of Shareholders, make the following amendments:

(a) Amendments to fix typographical errors; and

(b) Amendments to clarify existing provisions of the Plan that do not have the effect of altering the scope, nature and intent of such provisions.

Disinterested Shareholder Approval is required for the following amendments to the Plan;

(a) Any individual grant that would result in any of the limitations set forth in this Plan being exceeded;

(b) Any amendment to Options held by Insiders that would have the effect of decreasing the exercise price of the Options or RSUs;

(c) Any extension of the Expiry Date of an Option held by an Insider.

8.2 No Rights as Shareholder

Nothing in this Plan or any Option shall confer upon an Optionee any rights as a shareholder of the Corporation with respect to any of the Common Shares underlying an Option unless and until such Optionee shall have become the holder of such Common Shares upon exercise of such Option in accordance with the terms of the Plan.

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8.3 No Right to Employment

Nothing in this Plan or any Option shall confer upon an Optionee any right to continue in the employ of the Corporation or any Affiliate or affect in any way the right of the Corporation or any Affiliate to terminate the Optionee's employment, with or without cause, at any time; nor shall anything in the Plan or any Option be deemed or construed to constitute an agreement, or an expression of intent, on the part of the Corporation or any Affiliate to extend the employment of any Optionee beyond the time which the Optionee would normally be retired pursuant to the provisions of any present or future retirement plan of the Corporation or any Affiliate, or beyond the time at which he would otherwise be retired pursuant to the provisions of any contract of employment with the Corporation or any Affiliate.

8.4 Governing Law

This Plan, all option agreements, the grant and exercise of Options hereunder, and the sale, issue and delivery of Common Shares hereunder upon exercise of Options shall be, as applicable, governed by and construed in accordance with the Laws of the Province of British Columbia and the federal Laws of Canada applicable therein. The Courts of the Province of British Columbia shall have the exclusive jurisdiction to hear and decide any disputes or other matters arising herefrom.

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SCHEDULE "D" HIVE DIGITAL TECHNOLOGIES LTD. RSU PLAN

[See attached.]

HIVE DIGITAL TECHNOLOGIES LTD.
2023 RESTRICTED SHARE UNIT PLAN

Approved by the Board of Directors Effective August 25, 2022.

Last Approved by Shareholders on [ ], 2023

Approved by the TSX Venture Exchange on September 11, 2023

HIVE DIGITAL TECHNOLOGIES LTD.
2023 RESTRICTED SHARE UNIT PLAN

1. INTERPRETATION

1.1 Restricted Share Unit Plan

The plan herein described shall be called the "Restricted Share Unit Plan" and is referred to herein, as may be amended from time to time, as the "Plan".

1.2 Definitions

For the purposes of the Plan, unless there is something in the subject matter or context inconsistent therewith the following terms shall have the following meanings:

"Account" means the account set up on behalf of each Participant in accordance with Section 4.1(b);

"Applicable Law" means all applicable federal, provincial and foreign laws and any regulations, instruments or orders enacted thereunder, and the rules, regulations and policies of the Stock Exchange;

"Black Out Period" means a period when a Participant is prohibited from trading in the Company's securities pursuant to a restriction imposed by the Company;

"Board" or "Board of Directors" means the Board of Directors of the Company, as constituted from time to time; "Change of Control" means an occurrence when either:

(a) the acquisition whether directly or indirectly, by a person or company, or any persons or companies acting jointly or in concert (as determined in accordance with the Securities Act (British Columbia) and the rules and regulations thereunder) of voting securities of the Company which, together with any other voting securities of the Company held by such person or company or persons or companies, constitute, in the aggregate, more than 50% of all outstanding voting securities of the Company;

(b) an amalgamation, arrangement or other form of business combination of the Company with another company which results in the holders of voting securities of that other company holding, in the aggregate, 50% or more of all outstanding voting securities of the Company (including a merged or successor company) resulting from the business combination;

(c) the sale, lease or exchange of all or substantially all of the property of the Company to another person, other than a subsidiary of the Company or other than in the ordinary course of business of the Company; or

(d) a majority of the directors elected at any annual or special meeting of shareholders of the Company are not individuals nominated by the Company's then-incumbent Board;

"Committee" means a committee of the Board appointed in accordance with the Plan, or if no such Committee is appointed, then the Board itself;

"Company" means HIVE Digital Technologies Ltd. and any successor company thereto;

"Consultant" has the meaning given to it in TSXV Policy 4.4, and includes a "Consultant Company" within the meaning of such policy, as such policy may be amended, supplemented or replaced from time to time;

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"Director" has the meaning given to it in TSXV Policy 4.4 as such policy may be amended, supplemented or replaced from time to time;

"Disability" means a medically determinable physical or mental impairment expected to result in death or to last for a continuous period of not less than 12 months, and which causes an individual to be unable to engage in any substantial gainful activity, or any other condition of impairment that the Committee, acting reasonably, determines constitutes a disability;

"Eligible Person" means, at the Grant Date, any Employee, Director or Consultant (other than persons who are Investor Relations Service Providers) of the Company or its Subsidiaries at the time of grant;

"Employee" has the meaning given to it in TSXV Policy 4.4 as such policy may be amended, supplemented or replaced from time to time;

"Grant Date" means the effective date on which RSUs are awarded to a Participant in accordance with Section 4.5;

"Insider" means: (i) a Director or officer of the Company; (ii) a Director or officer of a company that is an Insider or subsidiary of the Company; (iii) a person that beneficially owns or controls, or has a combination of beneficial ownership of, and control and direction over, directly or indirectly, Shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company; and (iv) the Company itself if it holds any of its own securities;

"Investor Relations Service Providers" has the meaning given to it in TSXV Policy 4.4 as such policy may be amended, supplemented or replaced from time to time;

"Market Price" means, with respect to the Shares on a particular date, the price per Share computed on the basis of the closing price of the Shares on the Stock Exchange for the most recent trading day preceding the relevant date; provided that in the event the Market Price would be determined with reference to a period commencing after a fiscal quarter end of the Company and ending prior to the public disclosure of interim financial statements for such quarter (or annual financial statements in the case of the fourth quarter), the calculation of the Market Price will be made with reference to the higher of the last closing price of the Shares on the Stock Exchange for the most recent trading day preceding the relevant date and the fifth trading day immediately following the date of public disclosure of the financial statements for that quarter;

"Participant" means an Eligible Person to whom or which RSUs have bee granted;

"Performance Conditions" shall have the meaning given in Section 4.5(c) herein;

"Performance Period" means a period designated by the Board in accordance with Section 3.2 that commences on the designated Grant Date and ends within three years following the end of the year of the Grant Date;

"Person or Entity" means an individual, natural person, corporation, government or political subdivision or agency of a government, and where two or more persons act as a partnership, limited partnership, syndicate or other group for the purpose of acquiring, holding or disposing of securities of an issuer, such syndicate or group shall be deemed to be a Person or Entity;

"Plan Limit" means the maximum number of Shares that are issuable under the Plan in accordance with Section 4.2;

"Regulatory Approval" means the approval under Applicable Law of the Stock Exchange and any other regulatory authority or governmental agency that may have lawful jurisdiction over the Plan and any RSUs issued hereunder;

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"RSU Agreement" means an agreement, substantially in the form of the agreement set out in Schedule A, between the Company and a Participant setting out the terms of the RSUs granted to the Participant;

"Restricted Share Unit" or "RSU" has the meaning ascribed thereto in TSXV Policy 4.4 - Security Based Compensation;

"Securities Act" means the Securities Act (British Columbia), as amended from time to time;

"Security Based Compensation" has the meaning ascribed thereto in TSXV Policy 4.4 - Security Based Compensation;

"Security Based Compensation Arrangement" means any share option, share option plan, employee stock purchase plan or any other compensation or incentive mechanism involving the issuance or potential issuance of Shares to Directors, Employees or Consultants of the Company or its Related Entities;

"Shareholder Approval" means approval by the Company shareholders in accordance with the rules of the Stock Exchange;

"Shares" means common shares in the capital of the Company;

"Subsidiary" means a wholly-owned or controlled subsidiary corporation of the Company;

"Stock Exchange" means the TSXV or any other stock exchange on which the Shares are then listed for trading, as applicable;

"Stock Option Plan" means the Company's stock option plan originally approved by the shareholders of the Company on August 23, 2017, as may be subsequently amended;

"TSXV" means the TSX Venture Exchange.

1.3 Use of Gender and Number

Words importing the singular number only shall include the plural and vice versa and words importing the masculine shall include the feminine.

1.4 Governing Law

The Plan and all matters to which reference is made herein shall be governed by and interpreted in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein.

2. ESTABLISHMENT OF THE PLAN

2.1 Establishment and Purpose of the Plan

The purpose of the Plan is to assist and encourage Directors, Employees and Consultants of the Company and its Subsidiaries to work towards and participate in the growth and development of the Company and its Subsidiaries and provide such persons with the opportunity to acquire an ownership interest in the Company.

2.2 Effective Date

The Plan shall be effective when approved by the shareholders of the Company and the TSXV. Once effective, the Board may, in its discretion, at any time, and from time to time, issue Restricted Share Units to Eligible Persons as it determines appropriate under this Plan.

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2.3 Eligibility

RSUs may be granted hereunder to Eligible Persons from time to time by the Board, subject to the limitations set forth in herein, but may not be granted when that grant would be prohibited by or in breach of Applicable Law or any Black Out Period then in effect.

3. ADMINISTRATION

3.1 Use of Committees

The Board may delegate all or such portion of its powers hereunder as it may determine to the Committee, either indefinitely or for such period of time as it may specify and thereafter the Committee may exercise the powers and discharge the duties of the Board in respect of the Plan so delegated to the same extent as the Board is hereby authorized so to do. If a Committee is appointed for this purpose, all references herein to the Board will be deemed to be references to such Committee.

3.2 Authority of the Board

The Board shall be responsible for the general administration of the Plan and the proper execution of its provisions, the interpretation of the Plan and the determination of all questions arising hereunder. Subject to the limitations of the Plan, without limiting the generality of the foregoing, the Board has the power and authority to:

(a) determine which Eligible Persons are to be granted RSUs and the number of RSUs to be issued to those Eligible Persons;

(b) determine the terms under which such RSUs are granted including, without limitation, those related to the Performance Period, vesting, Performance Conditions and forfeiture;

(c) prescribe the form of RSU Agreement with respect to a particular grant of RSUs;

(d) interpret the Plan and determine all questions arising out of the Plan and any RSUs granted pursuant to the Plan, which interpretations and determinations will be conclusive and binding on the Company and all other affected persons;

(e) prescribe, amend and rescind rules and procedures relating to the Plan;

(f) subject to the provisions of the Plan and subject to such additional limitations and restrictions as the Board may impose, delegate to one or more officers of the Company some or all of its authority under the Plan; and

(g) employ such legal counsel, independent auditors, third party service providers and consultants as it deems desirable for the administration of the Plan and to rely upon any opinion or computation received therefrom.

The Board's guidelines, rules, regulations, interpretations and determinations shall be conclusive and binding upon the Company and all other persons, including, in particular and without limitation, the Participants.

4. GRANT OF RSUs

4.1 RSU Agreement and Account

(a) Upon the grant of the RSUs, the Company will deliver to the Participant an RSU Agreement dated as of the Grant Date, containing the terms of the RSUs and executed by the Company, and upon delivery to the Company of the RSU Agreement executed by the Participant, such Participant will be a Participant in the Plan and have the right to receive Shares or, at the sole discretion of the Company, cash on the terms and conditions set out in the RSU Agreement and in the Plan. Subject to any specific variations approved by the Board, all terms and conditions set herein will be deemed to be incorporated into and form part of each RSU Agreement made here under.

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(b) An account ("Account") shall be maintained by the Company for each Participant and will show the RSUs credited to a Participant from time to time.

4.2 Shares Reserved

The maximum number of Shares that are issuable pursuant to this plan and all such Security Based Compensation Arrangements of the Company, in aggregate, is equal to up to a maximum of 10% of the Shares of the Company outstanding as at the date of grant or issuance of any Security Based Compensation under any of such Security Based Compensation Arrangements.

4.3 Status of Terminated RSUs

For purposes of determining the number of Shares that remain available for issuance under the Plan, the number of Shares underlying any grants of RSUs that are surrendered, forfeited, waived, repurchased by the Company and/or cancelled shall be added back to the Plan Limit and again be available for future grant, whereas the number of Shares underlying any grants of RSUs that are issued shall not be available for future grant.

4.4 Limitations of RSUs to any One Person and to Insiders

(a) Unless disinterested Shareholder Approval is obtained (or unless permitted otherwise by the rules of the Stock Exchange):

(i) the maximum number of Shares which may be reserved for issuance to Insiders under the Plan, together with any other Security Based Compensation Arrangement, may not exceed 10% of the issued Shares at any point in time;

(ii) the maximum aggregate number of Common Shares of the Corporation that are issuable pursuant to all RSUs granted or issued in any 12 month period to Insiders (as a group) must not exceed 10% of the total Common Shares of the Corporation, calculated as at the date any RSU is granted or issued to any Insider (unless the Issuer has obtained the requisite disinterested Shareholder approval pursuant TSXV Policy 4.4 - Security Based Compensation); and

(iii) the maximum aggregate number of Shares that are issuable pursuant to all Security Based Compensation ranted or issued in any 12 month period to any one Person (and where permitted, any companies that are wholly owned by that Person) must not exceed 5% of the issued Shares of the Company, calculated as at the date any Security Based Compensation is granted or issued to the Person (unless the company has obtained the requisite disinterested Shareholder approval).

(b) For so long as the Company is subject to the requirements of the TSXV (unless permitted otherwise by the rules of the TSXV), the maximum aggregate number of Shares that are issuable pursuant to all Security Based Compensation granted or issued in any 12 month period to any one Consultant must not exceed 2% of the issued Shares of the Company, calculated as at the date any Security Based Compensation is granted or issued to the Consultant.

(c) For RSUs granted to Employees, Consultants or Management Company Employees, the Corporation and the Participant are responsible for ensuring and confirming that the Participant is a bona fide Employee, Consultant or Management Company Employee, as the case may be.

4.5 Investor Relations Service Providers are not eligible to receive RSUs under this Plan.Grant and Vesting of RSUs

(a) The Board may in its own discretion, at any time, and from time to time, grant RSUs to Eligible Persons as it determines appropriate, subject to the limitations set out in this Plan. The Board may designate one or more Performance Periods under the Plan. In respect of each designated Performance Period and subject to the terms of the Plan, the Board may from time to time establish the Grant Date and grant to any Eligible Person one or more RSUs as the Board deems appropriate.

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(b) The Board shall make all other determinations with respect to the Performance Period as the Board considers in its sole discretion to be necessary or desirable under the Plan, including, without limitation, the date or dates within such Performance Period and such other terms and conditions, if any, on which all or a portion of such RSUs credited to a Participant's Account shall vest (to be set forth in the RSU Agreement), provided that no RSUs may vest when prohibited by or in breach of Applicable Law. For the avoidance of doubt, the Participant must continue to be an Eligible Person as at the expiry of the Performance Period, in order for the RSU to vest.

(c) At the time a grant of a Restricted Share Unit is made, the Board may, in its sole discretion, establish such performance conditions for the vesting of Restricted Share Units as may be specified in the RSU Agreement (the "Performance Conditions"). The Board may use such business criteria and other measures of performance as it may deem appropriate in establishing any Performance Conditions. The Board may determine that a Restricted Share Unit shall vest in whole or in part upon achievement of any one Performance Condition or that two or more Performance Conditions must be achieved prior to the vesting of a Restricted Share Unit. Performance Conditions may differ for Restricted Share Units granted to any one Participant or to different Participants.

(d) Notwithstanding any other provision of the Plan, the Board may in its sole and absolute discretion accelerate and/or waive any vesting or other conditions, including Performance Conditions, for all or any RSUs for any Participant at any time and from time to time.

(e) In no circumstances will RSUs credited to a Participant's Account in respect of a Performance Period vest after three years following the end of the year of the Grant Date.

(f) Any RSUs in respect of a Performance Period that are not vested within three years following the end of the year of the Grant Date shall be cancelled and no vesting, payment or issuance shall be made under the Plan in respect of such RSUs.

(g) Notwithstanding any other provision in this Plan (for greater certainly, including Sections 4.6 and 4.7), at no time may an RSU vest before the date which is one year following the Grant Date.

4.6 Third Party Offer

Subject to Section 4.5(g), if an offer to purchase all of the outstanding Shares of the Company is made by a third party, the Board may, to the extent permitted by Applicable Law and upon giving each Participant written notice to that effect, effect the acceleration of the vesting of RSUs granted under the Plan. All determinations of the Board under this Section will be final, binding and conclusive for all purposes.

4.7 Change of Control

Subject to Section 4.5(g), on the occurrence of a Change of Control, all the RSUs at that time outstanding but unvested shall automatically and irrevocably become vested in full.

4.8 Delivery of Shares or Cash

(a) RSUs shall vest pursuant to the vesting schedule set out in a Participant's RSU Agreement and, subject to Black Out Periods, the Company shall redeem such RSUs only at the end of the Performance Period pertaining to the RSUs and issue from treasury one Share for each full RSU that has vested without any further action on the part of the Participant. The Shares issued upon redemption of RSUs shall be registered according to the information in the Company's records for a Participant. No partial RSUs may be issued. Notwithstanding the foregoing, at the sole election of the Company, the Company may redeem all or part of the vested RSUs by making a lump sum payment at the end of the Performance Period pertaining to the RSUs in respect of all RSUs to be redeemed at such time, equal to the amount determined by multiplying the number of RSUs in the Participant's Account that are vested on such vesting date by the Market Price of a Share on such vesting date.

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(b) Notwithstanding Section 4.8(a) and Section 4.8(d), all redemptions under this Section 4.8 in respect of RSUs in Participants' Accounts that have vested in respect of a Performance Period shall be redeemed within three years following the end of the year in which such RSUs were awarded pursuant to Section 4.5.

(c) Upon delivery of Shares and/or cash in satisfaction of RSUs, such RSUs shall be cancelled from the Participant's Account.

(d) Subject to Section 4.8(b), if the applicable redemption date for RSUs occurs during or within 10 business days of the expiration of a Black Out Period applicable to such Participant, then the redemption date for such RSUs shall be extended to the close of business on the tenth business day following the expiration of the Black Out Period.

4.9 Tax and Tax Withholding

Notwithstanding any other provision contained herein, in connection with the exercise of an RSU by a Participant for Shares of the Company pursuant to Section 4.8(a) hereof, as a condition to such exercise: (i) the Company shall require such Participant to pay or cause to be paid to the Company an amount as necessary so as to ensure that the Company is in compliance with the applicable provisions of any federal, provincial or local law relating to the withholding of tax or other required deductions in connection with the exercise of such RSUs (the "Source Deductions"); or (ii) in the event a Participant does not pay or cause to be paid the amount specified in (i), then the Company shall be permitted to: (x) engage a broker or other agent on behalf of the Participant, at the risk and expense of the Participant, to sell a portion of the underlying Shares issued on the exercise of such RSU through the facilities of the Stock Exchange, and to apply the proceeds received on the sale of such underlying Shares as necessary so as to ensure that the Company is in compliance with the applicable Source Deductions relating to the exercise of such RSUs, or (y) reduce the number of Shares to be issued to a Participant in respect of redeemed RSUs in an amount that is equal in value to the cash amount of the Source Deductions and pay the Source Deductions in cash as necessary. In addition, the Company shall be entitled to withhold from any amount payable to a Participant, such amount as may be necessary so as to ensure that the Company is in compliance with the applicable Source Deductions relating to the exercise of any RSU.

Notwithstanding the above, in the event of any contradiction between this provision and TSXV Policy 4.4 - Security Based Compensation, the TSXV Policy 4.4 shall prevail.

4.10 Termination of Employment

As may be specified in the applicable RSU Agreement:

(a) upon the voluntary resignation or the termination for cause of a Participant, all of the Participant's RSUs which remain unvested in the Participant's Account shall be forfeited without any entitlement to such Participant. If the Participant has an employment or consulting agreement with the Company, the term "cause" shall include any meaning given to that term in the employment or consulting agreement or, if such term is not defined in such agreement, shall mean any ground which would justify the services of the Participant to be terminated without notice or payment in lieu and/or shall have the meaning given to such term under any Applicable Law; and

(b) upon the termination without cause, the Disability, or the death of a Participant, the Participant or the Participant's beneficiary, as the case may be, shall for each grant of RSUs, have a number of RSUs become vested equal to: (A x B/C) - D, where:

A = the original number of RSUs granted;

B = the number of completed months of employment since the Grant Date;

C = the number of total months required to achieve the full vesting of such grant of RSUs;

D = the number of RSUs that have become vested and were previously settled in accordance with the Plan. Such vested RSUs shall be settled in accordance with Section 4.8.

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4.11 No Compensation for Cancelled RSUs Awards

A Participant ceases to be an Eligible Person on the Participant's last day of actual and active employment with the Company or a Subsidiary. For the purposes of the Plan, no period of notice of termination of employment that is or ought to have been given to a Participant after the date on which the Participant ceases to be an Eligible Person shall be included in determining the Participant's entitlement under the Plan. Section 4.11 applies regardless of whether the Participant received compensation in respect of dismissal or was entitled to a period of notice of termination which would otherwise have permitted a greater portion of the RSUs to vest with the Participant. All RSUs will cease to vest as at the date upon which the Participant ceases to be an Eligible Person. Participants will not be entitled to any compensation in respect of any part of the RSUs which was not vested.

4.12 Non-Transferability of RSUs

RSUs accruing to any Participant in accordance with the terms and conditions of this RSU Plan shall not be transferable or assignable except by will or by the laws of descent and distribution. During the lifetime of a Participant, all benefits and rights granted under this RSU Plan may only be exercised by the Participant.

5. AMENDMENT

5.1 Amendments

The Board may from time to time, suspend, terminate or discontinue the Plan at any time, or amend or revise the terms of the Plan or of any RSU granted under the Plan and any Certificate relating thereto, provided that no such suspension, termination, amendment or revision will be made:

(a) Except in compliance with applicable law and with the prior approval, if required, of the TSX Venture Exchange or any other regulatory body having authority over the Corporation, the Plan or the Shareholders; and

(b) In the case of an amendment or revision, if it materially adversely affects the rights of any Participant, without the consent of the Participant.

If the Plan is terminated, the provisions of the Plan and any administrative guidelines and other rules and regulations adopted by the Board and in force on the date of the termination will continue in effect as long as any RSU, or any rights pursuant thereto remain outstanding and, notwithstanding the termination of the Plan, the Board will remain able to make such amendments to the Plan or the RSU as they would have been entitled to make if the Plan were still in effect.

Subject to any applicable rules of the TSXV, the Board may from time to time, in its absolute discretion and without the approval of Shareholders, make the following amendments:

(a) Amendments to fix typographical errors; and

(b) Amendments to clarify existing provisions of the Plan that do not have the effect of altering the scope, nature and intent of such provisions.

Disinterested Shareholder Approval is required for the following amendments to the Plan;

(a) Any individual grant that would result in any of the limitations set forth in this Plan being exceeded; or

(b) Any extension of the Expiry Date of an RSU held by an Insider.

5.2 Termination

The Board may terminate the Plan at any time in its absolute discretion. If the Plan is so terminated, no further RSUs shall be granted, but the RSUs then outstanding shall continue in full force and effect in accordance with the provisions of the Plan. For the purposes of this Section 5.2, an amendment does not include an accelerated expiry of an RSU by reason of the fact that a Director, Employee or Consultant ceases to be a Participant.

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6. ADJUSTMENT TO SHARES

6.1 Adjustments

Subject to the approval of the TSXV, appropriate adjustments in the Plan Limit and the number of Shares issuable on redemption of RSUs, will be conclusively determined by the Board to give effect to adjustments in the number of Shares resulting from subdivisions, consolidations, substitutions, or reclassifications of the Shares, the payment of stock dividends by the Company (other than dividends in the ordinary course) or other relevant changes in the capital of the Company or from a proposed merger, amalgamation or other corporate arrangement or reorganization involving the exchange or replacement of Shares of the Company for those in another corporation. Any dispute that arises at any time with respect to any such adjustment will be conclusively determined by the Board, and any such determination will be binding on the Company, the Participant and all other affected parties.

6.2 Further Adjustments

Subject to Section 6.1 and Applicable Law, if, because of a proposed merger, amalgamation or other corporate arrangement or reorganization, the exchange or replacement of Shares of the Company for those in another corporation is imminent, the Board may, in a fair and equitable manner, determine the manner in which all unvested RSUs and rights granted under the Plan will be treated including, without limitation, requiring the acceleration of the time for the vesting of such RSUs and the time for the fulfilment of any conditions or restrictions on such vesting. All determinations of the Board under this Section will be final, binding and conclusive for all purposes.

6.3 Limitations

The grant of RSUs under the Plan will in no way affect the Company's right to adjust, reclassify, reorganize or otherwise change its capital or business structure or to merge, amalgamate, reorganize, consolidate, dissolve, liquidate or sell or transfer all or any part of its business or assets or engage in any like transaction.

7. GENERAL

7.1 Unfunded and Unsecured Plan

The Plan shall be unfunded and neither the Company nor any of its Related Entities will secure the Company's obligations under the Plan. To the extent any Participant or his or her estate holds rights by virtue of an award of Restricted Share Units under the Plan, such rights (unless otherwise determined by the Board) shall be no greater than the rights of an unsecured creditor of the Company.

7.2 Compliance with Legislation

The Plan, the grant and vesting of RSUs hereunder and the Company's obligation to sell and deliver Shares in accordance with the provisions of the Plan is subject to Applicable Law and to such Regulatory Approvals as may, in the opinion of counsel to the Company, be required. Each RSU Agreement will contain such provisions as in the opinion of the Board are required to ensure that no Shares are issued in respect of an RSU unless the issuance of such Shares will be exempt from all registration, qualification and prospectus requirements of securities laws of any jurisdiction and will be permitted under Applicable Law. The Company shall not be obliged by any provision of the Plan or the grant of any RSU hereunder to issue, sell or transfer Shares in violation of Applicable Law or any condition of any Regulatory Approval. No RSU shall be granted and no Shares issued or sold hereunder where such grant, issue or sale would require registration of the Plan or of Shares under the securities laws of any jurisdiction and any purported grant of any RSU or issue, sale or transfer of Shares hereunder in violation of this provision shall be void. In addition, the Company shall have no obligation to issue any Shares pursuant to the Plan unless such Shares shall have been duly listed, upon official notice of issuance, with the Stock Exchange. Shares issued and sold to Participants pursuant to the provisions of the Plan may be subject to limitations on sale or resale under Applicable Law. In particular, if required by Applicable Law, an RSU Agreement may provide that shareholder approval to the grant of an RSU must be obtained prior to the vesting of the RSU or to the amendment of an RSU Agreement.

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7.3 Non-Exclusivity

Nothing contained in the Plan will prevent the Board from adopting other or additional Security Based Compensation Arrangements, subject to obtaining prior Regulatory Approval and, if required, Shareholder Approval.

7.4 Employment and Services

Nothing contained in the Plan or in any RSU Agreement will confer upon or imply in favour of any Eligible Person or Participant any right with respect to office, employment or provision of services with the Company or of any Subsidiary or interfere in any way with the right of the Company or any Subsidiary to lawfully terminate the Eligible Person or Participant's office, employment or service at any time pursuant to the arrangements pertaining to same. Participation in the Plan by an Eligible Person will be voluntary.

7.5 Change of Status

Unless otherwise provided for herein or in an RSU Agreement, a change in the status, office, position or duties of a Participant from the status, office, position or duties held by such Participant on the date on which an RSU was granted to such Participant will not result in a change in the terms of such RSU provided that such Participant remains an Eligible Person.

7.6 No Representation or Warranty

The Company makes no representation or warranty as to the future market value of Shares issued in accordance with the provisions of the Plan or to the effect of the Income Tax Act (Canada) or any other taxing statute governing the RSUs or the Shares issued or issuable thereunder or the tax consequences to a Participant. Compliance with Applicable Law as to the disclosure and resale obligations of each Participant is the responsibility of such Participant and not the Company.

7.7 Rights as a Shareholder

Nothing contained in the Plan nor in any RSU granted thereunder shall be deemed to give any Participant any interest or title in or to any Shares of the Company or any rights as a shareholder of the Company or any other legal or equitable right against the Company whatsoever other than with respect to Shares issued in accordance with the provisions of the Plan.

7.8 Discretion of Board

The awarding of RSUs to any Eligible Person is a matter to be determined solely in the discretion of the Board. The Plan shall not in any way fetter, limit, obligate, restrict or constrain the Board with regard to the allotment or issue of any Shares or any other securities in the capital of the Company or any of its subsidiaries other than as specifically provided for in the Plan.

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7.9 Notices

The form of all communication relating to the Plan shall be in writing and delivered by recognized overnight courier, certified mail, fax or electronic mail to the proper address or, optionally, to any individual personally. Except as otherwise provided in any RSU Agreement, all notices to the Company or the Board shall be addressed to: c/o the Company at its offices located at HIVE Digital Technologies Ltd., Suite 855, 789 West Pender Street, Vancouver, British Columbia, V6C 1H2 , Attn: Chief Financial Officer. All notices to Participants, former Participants, beneficiaries or other persons acting for or on behalf of such persons that are not delivered personally to an individual shall be addressed to such person by the Company or its designee at the last address for such person maintained in the records of the Board or the Company.

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SCHEDULE A TO RESTRICTED SHARE UNIT PLAN FORM OF
RESTRICTED SHARE UNIT PLAN AGREEMENT HIVE DIGITAL
TECHNOLOGIES LTD.

This RSU Agreement is entered into between HIVE Digital Technologies Ltd. (the "Company") and ⬤ [INSERT NAME OF ELIGIBLE PERSON] (the "Eligible Person"), pursuant to the Company's Restricted Share Unit Plan (the "Plan"), a copy of which is attached hereto, and confirms that on ⬤ [INSERT GRANT DATE ] (the "Grant Date"), the Eligible Person was granted ⬤ [INSERT NUMBER OF RSUs ] Restricted Share Units ("RSUs"), in accordance with the terms of the Plan.

The RSUs will vest as follows:

Number of RSUs	Date of Vesting	Performance Condition to be Satisfied
●	●
●	●

all on the terms and subject to the conditions set out in the Plan.

The Performance Period for this grant of RSUs commences on the Grant Date and ends at the close of business on

⬤ [INSERT DATE, WHICH MUST BE WITHIN THREE YEARS FOLLOWING THE END OF THE YEAR OF THE GRANT DATE].

By signing this agreement, the Eligible Person:

(a) acknowledges that he or she has read and understands the Plan, agrees with the terms and conditions thereof which shall be deemed to be incorporated into and form part of this RSU Agreement (subject to any specific variations contained in this RSU Agreement);

(b) acknowledges that the RSUs are subject to certain terms conditions relating to the Eligible Person's status as an Employee, Director or Consultant of the Company or a Subsidiary, and understands that if he or she ceases to be an Employee, Director or Consultant of the Company or a Subsidiary, the RSUs may be cancelled or forfeited;

(c) acknowledges that he or she is responsible for paying any applicable taxes and withholding taxes arising from the exercise of any RSU, as provided in Section 4.9 of the Plan;

(d) agrees that an RSU does not carry any voting rights;

(e) acknowledges that his or her participation in the Plan is voluntary and has not been induced as a condition of employment or engagement, or continued employment or engagement.

By signing this RSU Agreement, the undersigned also provides its express written consent to:

(a) the disclosure of Personal Information (as defined below) by the Company to the TSX Venture Exchange (the "Exchange") with respect to any and all forms required to be filed by the Company with the Exchange with respect to the grant of this RSU; and

(b) the collection, use and disclosure of Personal Information by the Exchange for the purposes described in Appendix 6A of the Corporate Finance Manual of the Exchange, or as otherwise identified by the Exchange, from time to time.

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 "Personal Information" means any information about an identifiable individual, and includes the information contained in any materials to be filed by the Company with the Exchange.

IN WITNESS WHEREOF the Company and the Eligible Person have executed this RSU Agreement as of _______________________, 20____ .

HIVE DIGITAL TECHNOLOGIES LTD.

________________________________
Authorized Signatory Name:

Title:

________________________________
Name of Eligible Person

________________________________
Signature of Eligible Person

____________________________________________________________________________________________
Note to Plan Participants

This Agreement must be signed where indicated and returned to the Company within 30 days of receipt. Failure to acknowledge acceptance of this grant will result in the cancellation of your RSUs.

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SCHEDULE "E" HIVE DIGITAL TECHNOLOGIES LTD. ARTICLES OF THE CORPORATION

[See attached

HIVE DIGITAL

TECHNOLOGIES LTD.

(the "Company")

INCORPORATION NUMBER BC0329058

ARTICLES

HIVE DIGITAL

TECHNOLOGIES

LTD.

(the "Company")

1. INTERPRETATION

1.1 Definitions

In these Articles, unless the context otherwise requires:

(1) "board of directors", "directors" and "board" mean the directors or sole director of the Company, as the case may be;

(2) "Business Corporations Act" means the Business Corporations Act (British Columbia) from time to time in force and all amendments thereto and includes all regulations and amendments thereto made pursuant to that Act;

(3) "Interpretation Act" means the Interpretation Act (British Columbia) from time to time in force and all amendments thereto and includes all regulations and amendments thereto made pursuant to that Act;

(4) "legal personal representative" means the personal or other legal representative of a shareholder, and includes a trustee in bankruptcy of the shareholder;

(5) "registered address" of a shareholder means that shareholder's address as recorded in the central securities register; and

(6) "seal" means the seal of the Company, if any.

1.2 Business Corporations Act and Interpretation Act Definitions Applicable

The definitions in the Business Corporations Act and the definitions and rules of construction in the Interpretation Act, with the necessary changes, so far as applicable, and unless the context requires otherwise, apply to these Articles as if these Articles were an enactment. If there is a conflict between a definition in the Business Corporations Act and a definition or rule in the Interpretation Act relating to a term used in these Articles, the definition in the Business Corporations Act will prevail in relation to the use of the term in these Articles.

1.3 Conflicts Between Articles and the Business Corporations Act

If there is a conflict or inconsistency between these Articles and the Business Corporations Act, the Business Corporations Act will prevail.

2. SHARES AND SHARE CERTIFICATES

2.1 Authorized Share Structure

The authorized share structure of the Company is as follows:

(1) An unlimited number of common shares (the "Common Shares"), without nominal or par value, having attached thereto the rights, privileges, restrictions and conditions as set forth below:

(a) The holders of the Common Shares shall be entitled to receive notice of and to vote at every meeting of the shareholders of the Company and shall have one vote thereat for each Common Share so held;

(b) Subject to the rights, privileges, restrictions and conditions attached to the Preferred Shares of the Company, the Board of Directors may from time-to-time declare a dividend, and the Company shall pay thereon out of the monies of the Company properly applicable to the payment of the dividends to the holders of Common Shares. For the purpose hereof, the holders of Common Shares receive dividends as shall be determined from time-to-time by the Board of Directors whose determination shall be conclusive and binding upon the Company and the holders of Common Shares; and

(c) Subject to the rights, privileges, restrictions and conditions attached to the Preferred Shares of the Company, in the event of liquidation, dissolution or winding-up of the Company or upon any distribution of the assets of the Company among shareholders being made (other than by way of dividend out of the monies properly applicable to the payment of dividends) the holders of Common Shares shall be entitled to share equally.

(2) An unlimited number of Preferred Shares, without nominal or par value, having attached thereto the rights, privileges, restrictions and conditions as set forth below:

(a) The Board of Directors of the Company may from time-to-time issue the Preferred Shares in one or more series, each series to consist of such numbers of shares as may before issuance thereof be determined by the Board of Directors;

(b) The Board of Directors of the Company may by resolution alter the Articles of the Company (subject as hereinafter provided) to create any series of Preferred Shares and to fix before issuance, the designation, rights, privileges, restrictions and conditions to attach to the Preferred Shares of each series, including, without limiting the generality of the foregoing, the rate, form, entitlement and payment of preferential dividends, the dates and place to payment thereof, the redemption price, terms, procedures and conditions of redemption, if any, voting rights and conversion rights (if any) and any sinking fund, purchase fund or other provisions attaching to the Preferred Shares of such series; and provided, however, that no shares of any series shall be issued until the Company has filed an alteration to the Notice of Articles with the Registrar of Companies, or such designated person in any other jurisdiction in which the Company may be continued.

(c) If any cumulative dividends or amounts payable on return of capital in respect of a series of shares are not paid in full the shares of all series shall participate rateably in respect of accumulated dividends and return of capital;

(d) The Preferred Shares shall be entitled to preference over the Common Shares of the Company and any other shares of the Company ranking junior to the Preferred Shares with respect to the payment of dividends, if any, and in the distribution of assets in the event of liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or any other distribution of the assets of the Company among its shareholders for the purpose of winding-up its affairs, and may also be given such other preferences over the Common Shares and any other shares of the Company ranking junior to the Preferred Shares as may be fixed by the resolution of the board of Directors of the Company as to the respective series authorized to be issued;

(e) The Preferred Shares of each series shall rank on a parity with the Preferred Shares of every other series with respect to priority and payment of dividends and in the distribution of assets in the event of liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, exclusive of any conversion rights that may affect the aforesaid;

(f) No dividends shall at any time be declared or paid on or set apart for payment on any shares of the Company ranking junior to the Preferred Shares unless all dividends, if any, up to and including the dividend payable for the last completed period for which such dividend shall be payable on each series of the Preferred Shares then issued and outstanding shall have been declared and paid or set apart for payment at the date of such declaration or payment or setting apart for payment on such shares of the Company ranking junior to the Preferred Shares nor shall the Company call for redemption or redeem or purchase for cancellation or reduce or otherwise pay off any of the Preferred Shares (less than the total amount then outstanding) or any shares of the Company ranking junior to the Preferred Shares unless all dividends up to and including the dividend payable on each series of the Preferred Shares then issued and outstanding shall have been declared and paid or set apart for payment at the date of such call for redemption, purchase, reduction or other payment;

(g) Preferred Shares of any series may be purchased for cancellation or made subject to redemption by the Company out of capital pursuant to the provisions of the Business Corporations Act, if the Board of Directors so provide in the resolution of the Board of Directors of the Company relating to the issuance of such Preferred Shares, and upon such other terms and conditions as may be specified in the designations, rights, privileges, restrictions and conditions attaching to the Preferred Shares of each such series as set forth in the said Resolution of the Board of Directors and Articles of Amendment of the Company relating to the issuance of such series;

(h) The holders of the Preferred Shares shall not, as such, be entitled as of right to subscribe for or purchase or receive any part of any issue of shares or bonds, debentures or other securities of the Company now or hereafter authorized; and

(i) No class of shares may be created or rights and privileges increased to rank in parity or priority with the Preferred Shares with regard to the rights and privileges therof and without limiting the generality of the foregoing, capital and dividends, without the approval of the holders of the Preferred Shares.

2.2 Form of Share Certificate

Each share certificate issued by the Company must comply with, and be signed as required by, the Business Corporations Act.

2.3 Shareholder Entitled to Share Certificate or Acknowledgement

Each shareholder is entitled, without charge, to (a) one share certificate representing the shares of each class or series of shares registered in the shareholder's name or (b) a non-transferable written acknowledgement of the shareholder's right to obtain such a share certificate, provided that in respect of a share held jointly by several persons, the Company is not bound to issue more than one share certificate or acknowledgement, and delivery of a share certificate or acknowledgement, for a share to one of several joint shareholders or to one of the shareholders' duly authorized agents will be sufficient delivery to all.

2.4 Delivery by Mail

Any share certificate or non-transferable written acknowledgement of a shareholder's right to obtain a share certificate may be sent to the shareholder by mail at the shareholder's registered address and neither the Company nor any director, officer or agent of the Company is liable for any loss to the shareholder because the share certificate or acknowledgement is lost in the mail or stolen.

2.5 Replacement of Worn Out or Defaced Share Certificate or Acknowledgement

If the directors are satisfied that a share certificate or a non-transferable written acknowledgement of a shareholder's right to obtain a share certificate is worn out or defaced, the directors must, on production to them of the share certificate or acknowledgement, as the case may be, and on such other terms, if any, the directors think fit:

(1) order the share certificate or acknowledgement, as the case may be, to be cancelled; and

(2) issue a replacement share certificate or acknowledgement, as the case may be.

2.6 Replacement of Lost, Stolen or Destroyed Share Certificate or Acknowledgement

If a share certificate or a non-transferable written acknowledgement of a shareholder's right to obtain a share certificate is lost, stolen or destroyed, a replacement share certificate or acknowledgement, as the case may be, must be issued to the person entitled to that share certificate or acknowledgement, as the case may be, if the directors receive:

(1) proof satisfactory to the directors that the share certificate or acknowledgement is lost, stolen or destroyed; and

(2) any indemnity the directors consider adequate.

2.7 Splitting Share Certificates

If a shareholder surrenders a share certificate to the Company with a written request that the Company issue in the shareholder's name two or more share certificates, each representing a specified number of shares and in the aggregate representing the same number of shares as the share certificate so surrendered, the Company must cancel the surrendered share certificate and issue replacement share certificates in accordance with that request.

2.8 Share Certificate Fee

There must be paid to the Company, in relation to the issue of any share certificate under Articles 2.5, 2.6 or 2.7, the amount, if any and which must not exceed the amount prescribed under the Business Corporations Act, determined by the directors.

2.9 Recognition of Trusts

Except as required by law or statute or these Articles, no person will be recognized by the Company as holding any share upon any trust, and the Company is not bound by or compelled in any way to recognize (even when having notice thereof) any equitable, contingent, future or partial interest in any share or fraction of a share or (except as by law or statute or these Articles provided or as ordered by a court of competent jurisdiction) any other rights in respect of any share except an absolute right to the entirety thereof in the shareholder.

3. ISSUE OF SHARES

3.1 Directors Authorized

Subject to the Business Corporations Act and rights of the holders of issued shares of the Company, the Company may issue, allot, sell or otherwise dispose of the unissued shares, and issued shares held by the Company, at the times, to the persons, including directors, in the manner, on the terms and conditions and for the issue prices (including any premium at which shares with par value may be issued) that the directors may determine. The issue price for a share with par value must be equal to or greater than the par value of the share.

3.2 Commissions and Discounts

The Company may at any time, pay a reasonable commission or allow a reasonable discount to any person in consideration of that person purchasing or agreeing to purchase shares of the Company from the Company or any other person or procuring or agreeing to procure purchasers for shares of the Company.

3.3 Brokerage

The Company may pay such brokerage fee or other consideration as may be lawful for or in connection with the sale or placement of its securities.

3.4 Conditions of Issue

Except as provided for by the Business Corporations Act, no share may be issued until it is fully paid. A share is fully paid when:

(1) consideration is provided to the Company for the issue of the share by one or more of the following:

(a) past services performed for the Company;

(b) property;

(c) money; and

(2) the value of the consideration received by the Company equals or exceeds the issue price set for the share under Article 3.1.

3.5 Share Purchase Warrants and Rights

Subject to the Business Corporations Act, the Company may issue share purchase warrants, options and rights upon such terms and conditions as the directors determine, which share purchase warrants, options and rights may be issued alone or in conjunction with debentures, debenture stock, bonds, shares or any other securities issued or created by the Company from time to time.

4. SECURITIES REGISTERS

4.1 Central Securities Register

As required by and subject to the Business Corporations Act, the Company must maintain in British Columbia a central securities register. The directors may, subject to the Business Corporations Act, appoint an agent to maintain the central securities register. The directors may also appoint one or more agents, including the agent which keeps the central securities register, as transfer agent for its shares or any class or series of its shares, as the case may be, and the same or another agent as registrar for its shares or such class or series of its shares, as the case may be. The directors may terminate such appointment of any agent at any time and may appoint another agent in its place.

4.2 Closing Register

The Company must not at any time close its central securities register.

5. SHARE TRANSFERS

5.1 Registering Transfers

A transfer of a share of the Company must not be registered unless:

(1) a duly signed instrument of transfer in respect of the share has been received by the Company;

(2) if a share certificate has been issued by the Company in respect of the share to be transferred, that share certificate has been surrendered to the Company; and

(3) if a non-transferable written acknowledgement of the shareholder's right to obtain a share certificate has been issued by the Company in respect of the share to be transferred, that acknowledgement has been surrendered to the Company.

5.2 Transferor Remains Shareholder

Except to the extent that the Business Corporations Act otherwise provides, a transferor of shares is deemed to remain the holder of the shares until the name of the transferee is entered in a securities register of the Company in respect of the transfer.

5.3 Signing of Instrument of Transfer

If a shareholder, or his or her duly authorized attorney, signs an instrument of transfer in respect of shares registered in the name of the shareholder, the signed instrument of transfer constitutes a complete and sufficient authority to the Company and its directors, officers and agents to register the number of shares specified in the instrument of transfer or specified in any other manner, or, if no number is specified, all the shares represented by the share certificates or set out in the written acknowledgements deposited with the instrument of transfer:

(1) in the name of the person named as transferee in that instrument of transfer; or

(2) if no person is named as transferee in that instrument of transfer, in the name of the person on whose behalf the instrument is deposited for the purpose of having the transfer registered.

5.4 Enquiry as to Title Not Required

Neither the Company nor any director, officer or agent of the Company is bound to inquire into the title of the person named in the instrument of transfer as transferee or, if no person is named as transferee in the instrument of transfer, of the person on whose behalf the instrument is deposited for the purpose of having the transfer registered or is liable for any claim related to registering the transfer by the shareholder or by any intermediate owner or holder of the shares, of any interest in the shares, of any share certificate representing such shares or of any written acknowledgement of a right to obtain a share certificate for such shares.

5.5 Transfer Fee

There must be paid to the Company, in relation to the registration of any transfer, the amount, if any, determined by the directors.

6. TRANSMISSION OF SHARES

6.1 Legal Personal Representative Recognized on Death

In case of the death of a shareholder, the legal personal representative, or if the shareholder was a joint holder, the surviving joint holder, will be the only person recognized by the Company as having any title to the shareholder's interest in the shares. Before recognizing a person as a legal personal representative, the directors may require proof of appointment by a court of competent jurisdiction, a grant of letters probate, letters of administration or such other evidence or documents as the directors consider appropriate.

6.2 Rights of Legal Personal Representative

The legal personal representative of a shareholder has the same rights, privileges and obligations that attach to the shares held by the shareholder, including the right to transfer the shares in accordance with these Articles, provided the documents required by the Business Corporations Act and the directors have been deposited with the Company.

7. PURCHASE OR REDEMPTION OF SHARES

7.1 Company Authorized to Purchase or Redeem Shares

Subject to Article 7.2, the special rights and restrictions attached to the shares of any class or series and the Business Corporations Act, the Company may, if authorized by the directors, purchase, redeem or otherwise acquire any of its shares at the price and upon the terms specified in such resolution.

7.2 Purchase or Redemption When Insolvent

The Company must not make a payment or provide any other consideration to purchase, redeem or otherwise acquire any of its shares if there are reasonable grounds for believing that:

(1) the Company is insolvent; or

(2) making the payment or providing the consideration would render the Company insolvent.

7.3 Sale and Voting of Purchased Shares

If the Company retains a share redeemed, purchased or otherwise acquired by it, the Company may sell, gift or otherwise dispose of the share, but, while such share is held by the Company, it:

(1) is not entitled to vote the share at a meeting of its shareholders;

(2) must not pay a dividend in respect of the share; and

(3) must not make any other distribution in respect of the share.

8. BORROWING POWERS

The Company, if authorized by the directors, may:

(1) borrow money in the manner and amount, on the security, from the sources and on the terms and conditions that the directors consider appropriate;

(2) issue bonds, debentures and other debt obligations either outright or as security for any liability or obligation of the Company or any other person and at such discounts or premiums and on such other terms as the directors consider appropriate;

(3) guarantee the repayment of money by any other person or the performance of any obligation of any other person; and

(4) mortgage, charge, whether by way of specific or floating charge, grant a security interest in, or give other security on, the whole or any part of the present and future assets and undertaking of the Company.

9. ALTERATIONS

9.1 Alteration of Authorized Share Structure

(1) Subject to the Business Corporations Act, the Company may by resolution of the board of directors:

(a) create one or more classes or series of shares or, if none of the shares of a class or series of shares are allotted or issued, eliminate that class or series of shares;

(b) increase, reduce or eliminate the maximum number of shares that the Company is authorized to issue out of any class or series of shares or establish a maximum number of shares that the Company is authorized to issue out of any class or series of shares for which no maximum is established;

(c) subject to Article 2.1(2), alter the identifying name of any of its shares;

(d) subdivide or consolidate all or any of its unissued, or fully paid issued, shares;

(e) if the Company is authorized to issue shares of a class of shares with par value:

(A) decrease the par value of those shares; or

(B) if none of the shares of that class of shares are allotted or issued, increase the par value of those shares;

(f) change all or any of its unissued, or fully paid issued, shares with par value into shares without par value or any of its unissued shares without par value into shares with par value; or

(g) subject to Article 2.1(2), otherwise alter its shares or authorized share structure when required or permitted to do so by the Business Corporations Act.

9.2 Change of Name

The Company may by resolution of the board of directors authorize an alteration of its Notice of Articles in order to change its name or adopt or change any translation of that name.

9.3 Other Alterations

If the Business Corporations Act does not specify the type of resolution and these Articles do not specify another type of resolution, the Company may by ordinary resolution alter these Articles.

10. MEETINGS OF SHAREHOLDERS

10.1 Annual General Meetings

Unless an annual general meeting is deferred or waived in accordance with the Business Corporations Act, the Company must hold its first annual general meeting within 18 months after the date on which it was incorporated or otherwise recognized, and after that must hold an annual general meeting at least once in each calendar year and not more than 15 months after the last annual reference date at such time and place as may be determined by the directors.

10.2 Resolution Instead of Annual General Meeting

If all the shareholders who are entitled to vote at an annual general meeting consent by a unanimous resolution under the Business Corporations Act to all of the business that is required to be transacted at that annual general meeting, the annual general meeting is deemed to have been held on the date of the unanimous resolution. The shareholders must, in any unanimous resolution passed under this Article 10.2, select as the Company's annual reference date a date that would be appropriate for the holding of the applicable annual general meeting.

10.3 Calling of Meetings of Shareholders

The directors may, whenever they think fit, call a meeting of shareholders.

10.4 Location of Meeting

A general meeting of the Company may be held anywhere in the world as determined by the directors.

10.5 Notice for Meetings of Shareholders

The Company must send notice of the date, time and location of any meeting of shareholders, in the manner provided in these Articles, or in such other manner, if any, as may be prescribed by ordinary resolution (whether previous notice of the resolution has been given or not), to each shareholder entitled to attend the meeting, to each director and to the auditor of the Company, unless these Articles otherwise provide, at least the following number of days before the meeting:

(1) if and for so long as the Company is a public company, 21 days;

(2) otherwise, 10 days.

10.6 Record Date for Notice

The directors may set a date as the record date for the purpose of determining shareholders entitled to notice of any meeting of shareholders. The record date must not precede the date on which the meeting is to be held by more than two months or, in the case of a general meeting requisitioned by shareholders under the Business Corporations Act, by more than four months. The record date must not precede the date on which the meeting is held by fewer than:

(1) if and for so long as the Company is a public company, 21 days;

(2) otherwise, 10 days.

If no record date is set, the record date is 5:00 p.m. on the day immediately preceding the first date on which the notice is sent or, if no notice is sent, the beginning of the meeting.

10.7 Record Date for Voting

The directors may set a date as the record date for the purpose of determining shareholders entitled to vote at any meeting of shareholders. The record date must not precede the date on which the meeting is to be held by more than two months or, in the case of a general meeting requisitioned by shareholders under the Business Corporations Act, by more than four months. If no record date is set, the record date is 5:00 p.m. on the day immediately preceding the first date on which the notice is sent or, if no notice is sent, the beginning of the meeting.

10.8 Class Meetings and Series Meetings of Shareholders

Subject to the provisions of the Business Corporations Act, unless specified otherwise in these Articles or in the special rights and restrictions attached to any class or series of shares, the provisions of these Articles relating to general meetings will apply, with the necessary changes and so far as they are applicable, to a class meeting or series meeting of shareholders holding a particular class or series of shares.

10.9 Failure to Give Notice and Waiver of Notice

The accidental omission to send notice of any meeting of shareholders to, or the non-receipt of any notice by, any of the persons entitled to notice does not invalidate any proceedings at that meeting. Any person entitled to notice of a meeting of shareholders may, in writing or otherwise, waive or reduce the period of notice of such meeting.

11. PROCEEDINGS AT MEETINGS OF SHAREHOLDERS

11.1 Special Business

At a meeting of shareholders, the following business is special business:

(1) at a meeting of shareholders that is not an annual general meeting, all business is special business except business relating to the conduct of, or voting at, the meeting;

(2) at an annual general meeting, all business is special business except for the following:

(a) business relating to the conduct of, or voting at, the meeting;

(b) consideration of any financial statements of the Company presented to the meeting;

(c) consideration of any reports of the directors or auditor;

(d) the setting or changing of the number of directors;

(e) the election or appointment of directors;

(f) the appointment of an auditor;

(g) the setting of the remuneration of an auditor;

(h) business arising out of a report of the directors not requiring the passing of a special resolution or an exceptional resolution;

(i) any other business which, under these Articles or the Business Corporations Act, may be transacted at a meeting of shareholders without prior notice of the business being given to the shareholders.

11.2 Special Majority

The majority of votes required for the Company to pass a special resolution at a meeting of shareholders is two- thirds of the votes cast on the resolution.

11.3 Quorum

Subject to the special rights and restrictions attached to the shares of any class or series of shares, the quorum for the transaction of business at a meeting of shareholders is two (2) persons who are, or who represent by proxy, shareholders who, in the aggregate, hold shares to which are attached at least 33 1/3% of the votes attached to all of the issued shares of the Company entitled to be voted at the meeting.

11.4 One Shareholder May Constitute Quorum

If there is only one shareholder entitled to vote at a meeting of shareholders:

(1) the quorum is one person who is, or who represents by proxy, that shareholder, and

(2) that shareholder, present in person or by proxy, may constitute the meeting.

11.5 Other Persons May Attend

The directors, the president (if any), the secretary (if any), the assistant secretary (if any), the auditor of the Company, the lawyers for the Company and any other persons invited by the directors are entitled to attend any meeting of shareholders, but if any of those persons does attend a meeting of shareholders, that person is not to be counted in the quorum and is not entitled to vote at the meeting unless that person is a shareholder or proxy holder entitled to vote at the meeting.

11.6 Requirement of Quorum

No business, other than the election of a chair of the meeting and the adjournment of the meeting, may be transacted at any meeting of shareholders unless a quorum of shareholders entitled to vote is present at the commencement of the meeting, but such quorum need not be present throughout the meeting.

11.7 Lack of Quorum

If, within one-half hour from the time set for the holding of a meeting of shareholders, a quorum is not present:

(1) in the case of a general meeting requisitioned by shareholders, the meeting is dissolved; and

(2) in the case of any other meeting of shareholders, the meeting stands adjourned to the same day in the next week at the same time and place.

11.8 Lack of Quorum at Succeeding Meeting

If, at the meeting to which the meeting referred to in Article 11.7(2) was adjourned, a quorum is not present within one-half hour from the time set for the holding of the meeting, the person or persons present and being, or representing by proxy, one or more shareholders entitled to attend and vote at the meeting constitute a quorum.

11.9 Chair

The following individual is entitled to preside as chair at a meeting of shareholders:

(1) the chair of the board, if any;

(2) if the chair of the board is absent or unwilling to act as chair of the meeting, the president, if any; or

(3) such other person designated by the directors.

11.10 Selection of Alternate Chair

If, at any meeting of shareholders, the person appointed under section 11.9 above is not present within 15 minutes after the time set for holding the meeting, or if such person is unwilling to act as chair of the meeting, or if such person has advised the secretary, if any, or any director present at the meeting, that such person will not be present at the meeting, the directors present must choose: one of their number, a senior officer or counsel to the Company to chair the meeting or if the director, senior officer or counsel present declines to take the chair or if the directors fail to so choose or if no director, senior officer or counsel is present, the shareholders entitled to vote at the meeting who are present in person or by proxy may choose any person present at the meeting to chair the meeting.

11.11 Adjournments

The chair of a meeting of shareholders may, and if so directed by the meeting must, adjourn the meeting from time to time and from place to place, but no business may be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

11.12 Notice of Adjourned Meeting

It is not necessary to give any notice of an adjourned meeting or of the business to be transacted at an adjourned meeting of shareholders except that, when a meeting is adjourned for thirty days or more, notice of the adjourned meeting must be given as in the case of the original meeting.

11.13 Decisions by Show of Hands or Poll

Every motion put to a vote at a meeting of shareholders will be decided on a show of hands unless a poll, before or on the declaration of the result of the vote by show of hands, is directed by the chair or demanded by at least one shareholder entitled to vote who is present in person or by proxy.

11.14 Declaration of Result

The chair of a meeting of shareholders must declare to the meeting the decision on every question in accordance with the result of the show of hands or the poll, as the case may be, and that decision must be entered in the minutes of the meeting. A declaration of the chair that a resolution is carried by the necessary majority or is defeated is, unless a poll is directed by the chair or demanded under Article 11.13, conclusive evidence without proof of the number or proportion of the votes recorded in favour of or against the resolution.

11.15 Motion Need Not be Seconded

No motion proposed at a meeting of shareholders need be seconded unless the chair of the meeting rules otherwise, and the chair of any meeting of shareholders is entitled to propose or second a motion.

11.16 Casting Vote

In case of an equality of votes, the chair of a meeting of shareholders does not, either on a show of hands or on a poll, have a second or casting vote in addition to the vote or votes to which the chair may be entitled as a shareholder.

11.17 Manner of Taking Poll

Subject to Article 11.18, if a poll is duly demanded at a meeting of shareholders:

(1) the poll must be taken:

(a) at the meeting, or within seven days after the date of the meeting, as the chair of the meeting directs; and

(b) in the manner, at the time and at the place that the chair of the meeting directs;

(2) the result of the poll is deemed to be the decision of the meeting at which the poll is demanded; and

(3) the demand for the poll may be withdrawn by the person who demanded it.

11.18 Demand for Poll on Adjournment

A poll demanded at a meeting of shareholders on a question of adjournment must be taken immediately at the meeting.

11.19 Chair Must Resolve Dispute

In the case of any dispute as to the admission or rejection of a vote given on a poll, the chair of a meeting of the shareholders must determine the dispute, and his or her determination made in good faith is final and conclusive.

11.20 Casting of Votes

On a poll, a shareholder entitled to more than one vote need not cast all the votes in the same way.

11.21 Demand for Poll

No poll may be demanded in respect of the vote by which a chair of a meeting of shareholders is elected.

11.22 Demand for Poll Not to Prevent Continuance of Meeting

The demand for a poll at a meeting of shareholders does not, unless the chair of the meeting so rules, prevent the continuation of a meeting for the transaction of any business other than the question on which a poll has been demanded.

11.23 Retention of Ballots and Proxies

The Company must, for at least three months after a meeting of shareholders, keep each ballot cast on a poll and each proxy voted at the meeting, and during that period, make such ballots and proxies available for inspection during normal business hours by any shareholder or proxyholder entitled to vote at the meeting. At the end of such three month period, the Company may destroy such ballots and proxies.

12. VOTES OF SHAREHOLDERS

12.1 Number of Votes by Shareholder or by Shares

Subject to any special rights or restrictions attached to any shares and to the restrictions imposed on joint shareholders under Article 12.3:

(1) on a vote by show of hands, every person present who is a shareholder or proxy holder and entitled to vote on the matter has one vote; and

(2) on a poll, every shareholder entitled to vote on the matter has one vote in respect of each share entitled to be voted on the matter and held by that shareholder and may exercise that vote either in person or by proxy.

12.2 Votes of Persons in Representative Capacity

A person who is not a shareholder may vote at a meeting of shareholders, whether on a show of hands or on a poll, and may appoint a proxy holder to act at the meeting, if, before doing so, the person satisfies the chair of the meeting, or the directors, that the person is a legal personal representative for a shareholder who is entitled to vote at the meeting.

12.3 Votes by Joint Holders

If there are joint shareholders registered in respect of any share:

(1) any one of the joint shareholders may vote at any meeting of the shareholders, either personally or by proxy, in respect of the share as if that joint shareholder were solely entitled to it; or

(2) if more than one of the joint shareholders is present at any meeting of the shareholders, personally or by proxy, and more than one of the joint shareholders votes in respect of that share, then only the vote of the joint shareholder present whose name stands first on the central securities register in respect of the share will be counted.

12.4 Legal Personal Representatives as Joint Shareholders

Two or more legal personal representatives of a shareholder in whose sole name any share is registered are, for the purposes of Article12.3, deemed to be joint shareholders.

12.5 Representative of a Corporate Shareholder

If a corporation, that is not a subsidiary of the Company, is a shareholder, that corporation may appoint a person to act as its representative at any meeting of the shareholders by written instrument, fax or any other method of transmitting legibly recorded messages and:

(1) for that purpose, the instrument appointing a representative must:

(a) be received at the registered office of the Company or at any other place specified for the receipt of proxies, in the notice calling the meeting, at least the number of business days for the receipt of proxies specified in the notice, or if no number of days is specified in the notice, at least, two business days before the day set for the holding of the meeting; or

(b) be provided, at the meeting, to the chair of the meeting or to a person designated by the chair of the meeting;

(2) if a representative is appointed under this Article 12.5:

(a) the representative is entitled to exercise in respect of and at that meeting the same rights on behalf of the corporation that the corporation could exercise if it were a shareholder who is an individual, including, without limitation, the right to appoint a proxy holder; and

(b) the representative, if present at the meeting, is to be counted for the purpose of forming a quorum and is deemed to be a shareholder present in person at the meeting.

12.6 Proxy Provisions Do Not Apply to All Companies

Article 12.9 does not apply to the Company if and for so long as it is a public company or a pre-existing reporting company which has the Statutory Reporting Company Provisions as part of its Articles or to which the Statutory Reporting Company Provisions apply. Sections 12.7 to 12.15 apply to the Company only insofar as they are not inconsistent with any applicable securities legislation and any regulations and rules made and promulgated under such legislation and all administrative policy statements, blanket orders and rulings, notices and other administrative directions issued by securities commission or similar authorities appointed under that legislation.

12.7 Appointment of Proxy Holders

Every shareholder of the Company, including a corporation that is a shareholder but not a subsidiary of the Company, entitled to vote at a meeting of the shareholders of the Company may, by proxy, appoint one or more (but not more than five) proxy holders to attend and act at the meeting in the manner, to the extent and with the powers conferred by the instrument of proxy.

12.8 Alternate Proxy Holders

A shareholder may appoint one or more alternate proxy holders to act in the place of an absent proxy holder.

12.9 Form of Proxy

A proxy, whether for a specified meeting or otherwise, must be either in the following form or in any other form designated by the directors, the scrutineer or the chair of the meeting:

[name of company]
(the "Company")

The undersigned, being a shareholder of the Company, hereby appoints [name] or, failing that person, [name], as proxy holder for the undersigned to attend, act and vote for and on behalf of the undersigned at the meeting of shareholders of the Company to be held on [month, day, year] and at any adjournment of that meeting.

Number of shares in respect of which this proxy is given (if no number is specified, then this proxy is given in respect of all shares registered in the name of the undersigned):______________.

Signed [month, day, year]

____________________________________________
[Signature of shareholder]

____________________________________________
[Name of shareholder- printed]

12.10 Deposit of Proxy

A proxy for a meeting of shareholders must be by written instrument, fax or any other method of transmitting legibly messages and must:

(1) be received at the registered office of the Company or at any other place specified for the receipt of proxies, in the notice calling the meeting, at least the number of business days specified in the notice for the receipt of proxies, or if no number of days is specified, in the notice, at least two business days before the day set for the holding of the meeting; or

(2) unless the notice provides otherwise, be deposited at the meeting, to the chair of the meeting or to a person designated by the chair of the meeting.

A proxy may be sent to the Company by written instrument, fax or any other method of transmitting legibly recorded messages.

12.11 Revocation of Proxy

Subject to Article 12.12, every proxy may be revoked by an instrument in writing that is :

(1) received at the registered office of the Company at any time up to and including the last business day before the day set for the holding of the meeting at which the proxy is to be used; or

(2) deposited with the chair of the meeting, at the meeting, before any vote in respect of which the proxy is to be used shall have been taken.

12.12 Revocation of Proxy Must Be Signed

An instrument referred to in Article 12.12 must be signed as follows:

(1) if the shareholder for whom the proxy holder is appointed is an individual, the instrument must be signed by the shareholder or his or her legal personal representative;

(2) if the shareholder for whom the proxy holder is appointed is a corporation, the instrument must be signed by the corporation or by a representative appointed for the corporation under Article 12.5.

12.13 Production of Evidence of Authority to Vote

The chair of any meeting of shareholders may, but need not, inquire into the authority of any person to vote at the meeting and may, but need not, demand from that person production of evidence as to the existence of the authority to vote.

13. DIRECTORS

13.1 First Directors; Number of Directors

The first directors are the persons designated as directors of the Company in the Notice of Articles that applies to the Company when it is recognized under the Business Corporations Act. The number of directors, excluding additional directors appointed under Article 14.8, is set at:

(1) subject to paragraphs (2) and (3), the number of directors that is equal to the number of the Company's first directors;

(2) if the Company is a public company, the greater of three and the most recently set of:

(a) the number of directors set by ordinary resolution (whether or not previous notice of the resolution was given); and

(b) the number of directors set under Article 14.4;

(3) if the Company is not a public company, the most recently set of:

(a) the number of directors set by ordinary resolution (whether or not previous notice of the resolution was given); and

(b) the number of directors set under Article 14.4.

13.2 Change in Number of Directors

If the number of directors is set under Articles 13.1(2)(a) or 13.1(3)(a):

(1) the shareholders may elect or appoint the directors needed to fill any vacancies in the board of directors up to that number;

(2) if the shareholders do not elect or appoint the directors needed to fill any vacancies in the board of directors up to that number contemporaneously with the setting of that number, then the directors may appoint, or the shareholders may elect or appoint, directors to fill those vacancies.

13.3 Directors' Acts Valid Despite Vacancy

An act or proceeding of the directors is not invalid merely because fewer than the number of directors set or otherwise required under these Articles is in office.

13.4 Qualifications of Directors

A director is not required to hold a share in the capital of the Company as qualification for his or her office but must be qualified as required by the Business Corporations Act to become, act or continue to act as a director.

13.5 Remuneration of Directors

The directors are entitled to the remuneration for acting as directors, if any, as the directors may from time to time determine. If the directors so decide, the remuneration of the directors, if any, will be determined by the shareholders. That remuneration may be in addition to any salary or other remuneration paid to any officer or employee of the Company as such, who is also a director.

13.6 Reimbursement of Expenses of Directors

The Company must reimburse each director for the reasonable expenses that he or she may incur in and about the business of the Company.

13.7 Special Remuneration for Directors

If any director performs any professional or other services for the Company that in the opinion of the directors are outside the ordinary duties of a director, or if any director is otherwise specially occupied in or about the Company's business, he or she may be paid remuneration fixed by the directors, or, at the option of that director, fixed by ordinary resolution, and such remuneration may be either in addition to, or in substitution for, any other remuneration that he or she may be entitled to receive.

13.8 Gratuity, Pension or Allowance on Retirement of Director

Unless otherwise determined by ordinary resolution, the directors on behalf of the Company may pay a gratuity or pension or allowance on retirement to any director who has held any salaried office or place of profit with the Company or to his or her spouse or dependants and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance.

14. ELECTION AND REMOVAL OF DIRECTORS

14.1 Election at Annual General Meeting

At every annual general meeting and in every unanimous resolution contemplated by Article 10.2:

(1) the shareholders entitled to vote at the annual general meeting for the election of directors must elect, or in the unanimous resolution appoint, a board of directors consisting of the number of directors for the time being set under these Articles; and

(2) all the directors cease to hold office immediately before the election or appointment of directors under paragraph (1), but are eligible for re-election or re-appointment.

14.2 Consent to be a Director

No election, appointment or designation of an individual as a director is valid unless:

(1) that individual consents to be a director in the manner provided for in the Business Corporations Act;

(2) that individual is elected or appointed at a meeting at which the individual is present and the individual does not refuse, at the meeting, to be a director; or

(3) with respect to first directors, the designation is otherwise valid under the Business Corporations Act.

14.3 Failure to Elect or Appoint Directors

If:

(1) the Company fails to hold an annual general meeting, and all the shareholders who are entitled to vote at an annual general meeting fail to pass the unanimous resolution contemplated by Article 10.2, on or before the date by which the annual general meeting is required to be held under the Business Corporations Act; or

(2) the shareholders fail, at the annual general meeting or in the unanimous resolution contemplated by Article 10.2, to elect or appoint any directors;

then each director then in office continues to hold office until the earlier of:

(3) the date on which his or her successor is elected or appointed; and

(4) the date on which he or she otherwise ceases to hold office under the Business Corporations Act or these Articles.

14.4 Places of Retiring Directors Not Filled

If, at any meeting of shareholders at which there should be an election of directors, the places of any of the retiring directors are not filled by that election, those retiring directors who are not re-elected and who are asked by the newly elected directors to continue in office will, if willing to do so, continue in office to complete the number of directors for the time being set pursuant to these Articles until further new directors are elected at a meeting of shareholders convened for that purpose. If any such election or continuance of directors does not result in the election or continuance of the number of directors for the time being set pursuant to these Articles, the number of directors of the Company is deemed to be set at the number of directors actually elected or continued in office.

14.5 Directors May Fill Casual Vacancies,

Any casual vacancy occurring in the board of directors may be filled by the directors.

14.6 Remaining Directors Power to Act

The directors may act notwithstanding any vacancy in the board of directors, but if the Company has fewer directors in office than the number set pursuant to these Articles as the quorum of directors, the directors may only act for the purpose of appointing directors up to that number or of summoning a meeting of shareholders for the purpose of filling any vacancies on the board of directors or, subject to the Business Corporations Act, for any other purpose.

14.7 Shareholders May Fill Vacancies

If the Company has no directors or fewer directors in office than the number set pursuant to these Articles as the quorum of directors, the shareholders may elect or appoint directors to fill any vacancies on the board of directors.

14.8 Additional Directors

Notwithstanding Articles 13.1 and 13.2, between annual general meetings or unanimous resolutions contemplated by Article 10.2, the directors may appoint one or more additional directors, but the number of additional directors appointed under this Article 14.8 must not at any time exceed:

(1) one-third of the number of first directors, if, at the time of the appointments, one or more of the first directors have not yet completed their first term of office; or

(2) in any other case, one-third of the number of the current directors who were elected or appointed as directors other than under this Article 14.8.

Any director so appointed ceases to hold office immediately before the next election or appointment of directors under Article 14.1(1), but is eligible for re-election or re-appointment.

14.9 Ceasing to be a Director

A director ceases to be a director when:

(1) the term of office of the director expires;

(2) the director dies;

(3) the director resigns as a director by notice in writing provided to the Company or a lawyer for the Company; or

(4) the director is removed from office pursuant to Articles 14.10 or 14.11.

14.10 Removal of Director by Shareholders

The Company may remove any director before the expiration of his or her term of office by special resolution. In that event, the shareholders may elect, or appoint by ordinary resolution, a director to fill the resulting vacancy. If the shareholders do not elect or appoint a director to fill the resulting vacancy contemporaneously with the removal, then the directors may appoint or the shareholders may elect, or appoint by ordinary resolution, a director to fill that vacancy.

14.11 Removal of Director by Directors

The directors may remove any director before the expiration of his or her term of office if the director is convicted of an indictable offence, or if the director ceased to be qualified to act as a director of a company and does not promptly resign, and the directors may appoint a director to fill the resulting vacancy.

15. POWERS AND DUTIES OF DIRECTORS

15.1 Powers of Management

The directors must, subject to the Business Corporations Act and these Articles, manage or supervise the management of the business and affairs of the Company and have the authority to exercise all such powers of the Company as are not, by the Business Corporations Act or by these Articles, required to be exercised by the shareholders of the Company.

15.2 Appointment of Attorney of Company

The directors may from time to time, by power of attorney or other instrument, under seal if so required by law, appoint any person to be the attorney of the Company for such purposes, and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the directors under these Articles and excepting the power to fill vacancies in the board of directors, to remove a director, to change the membership of, or fill vacancies in, any committee of the directors, to appoint or remove officers appointed by the directors and to declare dividends) and for such period, and with such remuneration and subject to such conditions as the directors may think fit. Any such power of attorney may contain such provisions for the protection or convenience of persons dealing with such attorney as the directors think fit. Any such attorney may be authorized by the directors to sub-delegate all or any of the powers, authorities and discretions for the time being vested in him or her.

16. DISCLOSURE OF INTEREST OF DIRECTORS

16.1 Obligation to Account for Profits

A director or senior officer who holds a disclosable interest (as that term is used in the Business Corporations Act) in a contract or transaction into which the Company has entered or proposes to enter is liable to account to the Company for any profit that accrues to the director or senior officer under or as a result of the contract or transaction only if and to the extent provided in the Business Corporations Act.

16.2 Restrictions on Voting by Reason of Interest

A director who holds a disclosable interest in a contract or transaction into which the Company has entered or proposes to enter is not entitled to vote on any directors' resolution to approve that contract or transaction, unless all the directors have a disclosable interest in that contract or transaction, in which case any or all of those directors may vote on such resolution.

16.3 Interested Director Counted in Quorum

A director who holds a disclosable interest in a contract or transaction into which the Company has entered or proposes to enter and who is present at the meeting of directors at which the contract or transaction is considered for approval may be counted in the quorum at the meeting whether or not the director votes on any or all of the resolutions considered at the meeting.

16.4 Disclosure of Conflict of Interest or Property

A director or senior officer who holds any office or possesses any property, right or interest that could result, directly or indirectly, in the creation of a duty or interest that materially conflicts with that individual's duty or interest as a director or senior officer, must disclose the nature and extent of the conflict as required by the Business Corporations Act.

16.5 Director Holding Other Office in the Company

A director may hold any office or place of profit with the Company, other than the office of auditor of the Company, in addition to his or her office of director for the period and on the terms (as to remuneration or otherwise) that the directors may determine.

16.6 No Disqualification

No director or intended director is disqualified by his or her office from contracting with the Company either with regard to the holding of any office or place of profit the director holds with the Company or as vendor, purchaser or otherwise, and no contract or transaction entered into by or on behalf of the Company in which a director is in any way interested is liable to be voided for that reason.

16.7 Professional Services by Director or Officer

Subject to the Business Corporations Act, a director or officer, or any person in which a director or officer has an interest, may act in a professional capacity for the Company, except as auditor of the Company, and the director or officer or such person is entitled to remuneration for professional services as if that director or officer were not a director or officer.

16.8 Director or Officer in Other Corporations

A director or officer may be or become a director, officer or employee of, or otherwise interested in, any person in which the Company may be interested as a shareholder or otherwise, and, subject to the Business Corporations Act, the director or officer is not accountable to the Company for any remuneration or other benefits received by him or her as director, officer or employee of, or from his or her interest in, such other person.

17. PROCEEDINGS OF DIRECTORS

17.1 Meetings of Directors

The directors may meet together for the conduct of business, adjourn and otherwise regulate their meetings as the directors think fit, and meetings of the directors held at regular intervals may be held at the place, at the time and on the notice, if any, as the directors may from time to time determine.

17.2 Voting at Meetings

Questions arising at any meeting of directors are to be decided by a majority of votes and, in the case of an equality of votes, the chair of the meeting does not have a second or casting vote.

17.3 Chair of Meetings

The following individual is entitled to preside as chair at a meeting of directors:

(1) the chair of the board, if any;

(2) in the absence of the chair of the board, the president, if any, if the president is a director; or

(3) any other director chosen by the directors if:

(a) neither the chair of the board nor the president, if a director, is present at the meeting within 15 minutes after the time set for holding the meeting;

(b) neither the chair of the board nor the president, if a director, is willing to chair the meeting; or

(c) the chair of the board and the president, if a director, have advised the secretary, if any, or any other director, that the chair of the board and the president will not be present at the meeting.

17.4 Meetings by Telephone or Other Communications Medium

A director may participate in a meeting of the directors or of any committee of the directors in person or by telephone if all directors participating in the meeting, whether in person or by telephone or other communications medium, are able to communicate with each other. A director may participate in a meeting of the directors or of any committee of the directors by a communications medium other than telephone if all directors participating in the meeting, whether in person or by telephone or other communications medium, are able to communicate with each other and if all directors who wish to participate in the meeting agree to such participation. A director who participates in a meeting in a manner contemplated by this Article 17.4 is deemed for all purposes of the Business Corporations Act and these Articles to be present at the meeting and to have agreed to participate in that manner.

17.5 Calling of Meetings

A director may, and the secretary or an assistant secretary of the Company, if any, on the request of a director must, call a meeting of the directors at any time.

17.6 Notice of Meetings,

Other than for meetings held at regular intervals as determined by the directors pursuant to Article 17.1, reasonable notice of each meeting of the directors, specifying the place, day and time of that meeting must be given to each of the directors by any method set out in Article 23.1 or orally or by telephone.

17.7 When Notice Not Required

It is not necessary to give notice of a meeting of the directors to a director if:

(1) the meeting is to be held immediately following a meeting of shareholders at which that director was elected or appointed, or is the meeting of the directors at which that director is appointed; or

(2) the director has waived notice of the meeting.

17.8 Meeting Valid Despite Failure to Give Notice

The accidental omission to give notice of any meeting of directors to, or the non-receipt of any notice by, any director does not invalidate any proceedings at that meeting.

17.9 Waiver of Notice of Meetings

Any director may send to the Company a document signed by him or her waiving notice of any past, present or future meeting or meetings of the directors and may at any time withdraw that waiver with respect to meetings held after that withdrawal. After sending a waiver with respect to all future meetings and until that waiver is withdrawn, no notice of any meeting of the directors need be given to that director and all meetings of the directors so held are deemed not to be improperly called or constituted by reason of notice not having been given to such director.

17.10 Quorum

The quorum necessary for the transaction of the business of the directors may be set by the directors and, if not so set, is deemed to be set at two directors or, if the number of directors is set at one, is deemed to be set at one director, and that director may constitute a meeting.

17.11 Validity of Acts Where Appointment Defective

Subject to the Business Corporations Act, an act of a director or officer is not invalid merely because of an irregularity in the election or appointment or a defect in the qualification of that director or officer.

17.12 Consent Resolutions in Writing

A resolution of the directors or of any committee of the directors may be passed without a meeting:

(a) in all cases, if each of the directors entitle to vote on the resolution consents to it in writing; or

(b) in the case of a resolution to approve a contract or transaction in respect of which a director has disclosed that he or she has or may have a disclosable interest, if each of the other directors who are entitled to vote on the resolution consents to it in writing.

A consent in writing under this Article 17 may be evidence by signed document, fax, email or any other method of transmitting legibly recorded messages. A consent in writing may be in two or more counterparts which together are deemed to constitute one entire document. A resolution of the directors or of any committee of the directors passed in accordance with this Article 17.12 is deemed to effective on the date stated in the consent in writing and is deemed to be a proceeding at a meeting of directors or of the committee of the directors and to be valid and effective as if it had been passed at a meeting of the directors or of the committee of the directors that satisfies all the requirements of the Business Corporations Act and all the requirements of these Articles relating to such meetings.

18. EXECUTIVE AND OTHER COMMITTEES

18.1 Appointment and Powers of Executive Committee

The directors may, by resolution, appoint an executive committee consisting of the director or directors that they consider appropriate, and this committee has, during the intervals between meetings of the board of directors, all of the directors' powers, except:

(1) the power to fill vacancies in the board of directors;

(2) the power to remove a director;

(3) the power to change the membership of, or fill vacancies in, any committee of the directors; and

(4) such other powers, if any, as may be set out in the resolution or any subsequent directors' resolution.

18.2 Appointment and Powers of Other Committees

The directors may, by resolution:

(1) appoint one or more committees (other than the executive committee) consisting of the director or directors that they consider appropriate;

(2) delegate to a committee appointed under paragraph (1) any of the directors' powers, except:

(a) the power to fill vacancies in the board of directors;

(b) the power to remove a director;

(c) the power to change the membership of, or fill vacancies in, any committee of the directors; and

(d) the power to appoint or remove officers appointed by the directors; and

(3) make any delegation referred to in paragraph (2) subject to the conditions set out in the resolution or any subsequent directors' resolution.

18.3 Obligations of Committees

Any committee appointed under Articles 18.1 or 18.2, in the exercise of the powers delegated to it, must:

(1) conform to any rules that may from time to time be imposed on it by the directors; and

(2) report every act or thing done in exercise of those powers at such times as the directors may require.

18.4 Powers of Board

The directors may, at any time, with respect to a committee appointed under Articles 18.1 or 18.2:

(1) revoke or alter the authority given to the committee, or override a decision made by the committee, except as to acts done before such revocation, alteration or overriding;

(2) terminate the appointment of, or change the membership of, the committee; and

(3) fill vacancies in the committee.

18.5 Committee Meetings

Subject to Article 18.3(1) and unless the directors otherwise provide in the resolution appointing the committee or in any subsequent resolution, with respect to a committee appointed under Articles 18.1 or 18.2:

(1) the committee may meet and adjourn as it thinks proper;

(2) the committee may elect a chair of its meetings but, if no chair of a meeting is elected, or if at a meeting the chair of the meeting is not present within 15 minutes after the time set for holding the meeting, the directors present who are members of the committee may choose one of their number to chair the meeting;

(3) a majority of the members of the committee constitutes a quorum of the committee; and

(4) questions arising at any meeting of the committee are determined by a majority of votes of the members present, and in case of an equality of votes, the chair of the meeting does not have a second or casting vote.

19. OFFICERS

19.1 Directors May Appoint Officers

The directors may, from time to time, appoint such officers, if any, as the directors determine and the directors may, at any time, terminate any such appointment.

19.2 Functions, Duties and Powers of Officers

The directors may, for each officer:

(1) determine the functions and duties of the officer;

(2) entrust to and confer on the officer any of the powers exercisable by the directors on such terms and conditions and with such restrictions as the directors think fit; and

(3) revoke, withdraw, alter or vary all or any of the functions, duties and powers of the officer.

19.3 Qualifications

No officer may be appointed unless that officer is qualified in accordance with the Business Corporations Act. One person may hold more than one position as an officer of the Company. Any person appointed as the chair of the board or as the managing director must be a director. Any other officer need not be a director.

19.4 Remuneration and Terms of Appointment

All appointments of officers are to be made on the terms and conditions and at the remuneration (whether by way of salary, fee, commission, participation in profits or otherwise) that the directors think fit and are subject to termination at the pleasure of the directors, and an officer may in addition to such remuneration be entitled to receive, after he or she ceases to hold such office or leaves the employment of the Company, a pension or gratuity.

20. INDEMNIFICATION

20.1 Definitions

In this Article 20:

(1) "eligible penalty" means a judgment, penalty or fine awarded or imposed in, or an amount paid in settlement of, an eligible proceeding;

(2) "eligible proceeding" means a legal proceeding or investigative action, whether current, threatened, pending or completed, in which a director, former director, officer, or former officer of the Company (an "eligible party") or any of the heirs and legal personal representatives of the eligible party, by reason of the eligible party being or having been a director, former director, officer or former officer of the Company:

(a) is or may be joined as a party; or

(b) is or may be liable for or in respect of a judgment, penalty or fine in, or expenses related to, the proceeding;

(3) "expenses" has the meaning set out in the Business Corporations Act.

20.2 Mandatory Indemnification of Directors and Former Directors

Subject to the Business Corporations Act, the Company may indemnify a director, former director, officer or former officer of the Company and his or her heirs and legal personal representatives against all eligible penalties to which such person is or may be liable, and the Company may, after the final disposition of an eligible proceeding, pay the expenses actually and reasonably incurred by such person in respect of that proceeding. Each director and officer is deemed to have contracted with the Company on the terms of the indemnity contained in this Article 20.2.

20.3 Indemnification of Other Persons

Subject to any restrictions in the Business Corporations Act, the Company may indemnify any person.

20.4 Non-Compliance with Business Corporations Act

The failure of a director, former director, officer or former officer of the Company to comply with the Business Corporations Act or these Articles does not invalidate any indemnity to which he or she is entitled under this Part.

20.5 Company May Purchase Insurance

The Company may purchase and maintain insurance for the benefit of any person (or his or her heirs or legal personal representatives) who:

(1) is or was a director, alternate director, officer, employee or agent of the Company;

(2) is or was a director, alternate director, officer, employee or agent of a corporation at a time when the corporation is or was an affiliate of the Company;

(3) at the request of the Company, is or was a director, alternate director, officer, employee or agent of a corporation or of a partnership, trust, joint venture or other unincorporated entity;

(4) at the request of the Company, holds or held a position equivalent to that of a director, alternate director or officer of a partnership, trust, joint venture or other unincorporated entity;

against any liability incurred by him or her as such director, alternate director, officer, employee or agent or person who holds or held such equivalent position.

21. DIVIDENDS

21.1 Payment of Dividends Subject to Special Rights

The provisions of this Article 21 are subject to Article 2.1 and to the rights, if any, of shareholders holding shares with special rights as to dividends.

21.2 Declaration of Dividends

Subject to the Business Corporations Act, the directors may from time to time declare and authorize payment of such dividends as the directors may deem advisable.

21.3 No Notice Required

The directors need not give notice to any shareholder of any declaration under Article 21.2.

21.4 Record Date

The directors may set a date as the record date for the purpose of determining shareholders entitled to receive payment of a dividend. The record date must not precede the date on which the dividend is to be paid by more than two months. If no record date is set, the record date is 5:00 p.m. on the date on which the directors pass the resolution declaring the dividend.

21.5 Manner of Paying Dividend

A resolution declaring a dividend may direct payment of the dividend wholly or partly by the distribution of specific assets or of fully paid shares or of bonds, debentures or other securities of the Company, or in any one or more of those ways.

21.6 Settlement of Difficulties

If any difficulty arises in regard to a distribution under Article 21.5, the directors may settle the difficulty as the directors deem advisable, and, in particular, may:

(1) set the value for distribution of specific assets;

(2) determine that cash payments in substitution for all or any part of the specific assets to which any shareholders are entitled may be made to any shareholders on the basis of the value so fixed in order to adjust the rights of all parties; and

(3) vest any such specific assets in trustees for the persons entitled to the dividend.

21.7 When Dividend Payable

Any dividend may be made payable on such date as is fixed by the directors.

21.8 Dividends to be Paid in Accordance with Number of Shares

All dividends on shares of any class or series of shares must be declared and paid according to the number of such shares held.

21.9 Receipt by Joint Shareholders

If several persons are joint shareholders of any share, any one of such joint shareholders may give an effective receipt for any dividend, bonus or other money payable in respect of the share.

21.10 Dividend Bears No Interest

No dividend bears interest against the Company.

21.11 Fractional Dividends

If a dividend to which a shareholder is entitled includes a fraction of the smallest monetary unit of the currency of the dividend, that fraction may be disregarded in making payment of the dividend and that payment represents full payment of the dividend.

21.12 Payment of Dividends

Any dividend or other distribution payable in cash in respect of shares may be paid by cheque, made payable to the order of the person to whom it is sent, and mailed to the address of the shareholder, or in the case of joint shareholders, to the address of the joint shareholder who is first named on the central securities register, or to the person and to the address the shareholder or joint shareholders may direct in writing. The mailing of such cheque will, to the extent of the sum represented by the cheque (plus the amount of the tax required by law to be deducted), discharge all liability for the dividend unless such cheque is not paid on presentation or the amount of tax so deducted is not paid to the appropriate taxing authority.

21.13 Capitalization of Surplus

Notwithstanding anything contained in these Articles, the directors may from time to time capitalize any surplus of the Company and may from time to time issue, as fully paid, shares or any bonds, debentures or other securities of the Company as a dividend representing the surplus or any part of the surplus.

22. DOCUMENTS, RECORDS AND REPORTS

22.1 Recording of Financial Affairs

The directors must cause adequate accounting records to be kept to record properly the financial affairs and condition of the Company and to comply with the Business Corporations Act.

22.2 Inspection of Accounting Records

Unless the directors determine otherwise, or unless otherwise determined by ordinary resolution, no shareholder of the Company is entitled to inspect or obtain a copy of any accounting records of the Company.

23. NOTICES

23.1 Method of Giving Notice

Unless the Business Corporations Act or these Articles provides otherwise, a notice, statement, report or other record required or permitted by the Business Corporations Act or these Articles to be sent by or to a person may be sent by any one of the following methods:

(1) mail addressed to the person at the applicable address for that person as follows:

(a) for a record mailed to a shareholder, the shareholder's registered address;

(b) for a record mailed to a director or officer, the prescribed address for mailing shown for the director or officer in the records kept by the Company or the mailing address provided by the recipient for the sending of that record or records of that class;

(c) in any other case, the mailing address of the intended recipient;

(2) delivery at the applicable address for that person as follows, addressed to the person:

(a) for a record delivered to a shareholder, the shareholder's registered address;

(b) for a record delivered to a director or officer, the prescribed address for delivery shown for the director or officer in the records kept by the Company or the delivery address provided by the recipient for the sending of that record or records of that class;

(c) in any other case, the delivery address of the intended recipient;

(3) sending the record by fax to the fax number provided by the intended recipient for the sending of that record or records of that class;

(4) sending the record by email to the email address provided by the intended recipient for the sending of that record or records of that class;

(5) physical delivery to the intended recipient.

23.2 Deemed Receipt of Mailing

A record that is mailed to a person by ordinary mail to the applicable address for that person referred to in Article 23.1 is deemed to be received by the person to whom it was mailed on the day, Saturdays, Sundays and holidays excepted, following the date of mailing.

23.3 Certificate of Sending

A certificate signed by the secretary, if any, or other officer of the Company or of any other corporation acting in that behalf for the Company stating that a notice, statement, report or other record was addressed as required by Article 23.1, prepaid and mailed or otherwise sent as permitted by Article 23.1 is conclusive evidence of that fact.

23.4 Notice to Joint Shareholders

A notice, statement, report or other record may be provided by the Company to the joint shareholders of a share by providing the notice to the joint shareholder first named in the central securities register in respect of the share.

23.5 Notice to Trustees

A notice, statement, report or other record may be provided by the Company to the persons entitled to a share in consequence of the death, bankruptcy or incapacity of a shareholder by:

(1) mailing the record, addressed to such person:

(a) by name, by the title of the legal personal representative of the deceased or incapacitated shareholder, by the title of trustee of the bankrupt shareholder or by any similar description; and

(b) at the address, if any, supplied to the Company for that purpose by the persons claiming to be so entitled; or

(2) if an address referred to in paragraph (1)(b) has not been supplied to the Company, by giving the notice in a manner in which it might have been given if the death, bankruptcy or incapacity had not occurred.

24. SEAL

24.1 Who May Attest Seal

Except as provided in Articles 24.2 and 24.3, the Company's seal, if any, must not be impressed on any record except when that impression is attested by the signatures of:

(1) any two directors;

(2) any officer, together with any director;

(3) if the Company only has one director, that director; or

(4) any one or more directors or officers or persons as may be determined by the directors.

24.2 Sealing Copies

For the purpose of certifying under seal a certificate of incumbency of the directors or officers of the Company or a true copy of any resolution or other document, despite Article 24.1, the impression of the seal may be attested by the signature of any director or officer.

24.3 Mechanical Reproduction of Seal

The directors may authorize the seal to be impressed by third parties on share certificates or bonds, debentures or other securities of the Company as the directors may determine appropriate from time to time. To enable the seal to be impressed on any share certificates or bonds, debentures or other securities of the Company, whether in definitive or interim form, on which facsimiles of any of the signatures of the directors or officers of the Company are, in accordance with the Business Corporations Act or these Articles, printed or otherwise mechanically reproduced, there may be delivered to the person employed to engrave, lithograph or print such definitive or interim share certificates or bonds, debentures or other securities one or more unmounted dies reproducing the seal and the chair of the board or any senior officer together with the secretary, treasurer, secretary-treasurer, an assistant secretary, an assistant treasurer or an assistant secretary-treasurer may in writing authorize such person to cause the seal to be impressed on such definitive or interim share certificates or bonds, debentures or other securities by the use of such dies. Share certificates or bonds, debentures or other securities to which the seal has been so impressed are for all purposes deemed to be under and to bear the seal impressed on them.

25. PROHIBITIONS

25.1 Definitions

In this Article 25:

(1) "designated security" means:

(a) a voting security of the Company;

(b) a security of the Company that is not a debt security and that carries a residual right to participate in the earnings of the Company or, on the liquidation or winding up of the Company, in its assets; or

(c) a security of the Company convertible, directly or indirectly, into a security described in paragraph (a) or (b);

(2) "security" has the meaning assigned in the Securities Act (British Columbia);

(3) "voting security" means a security of the Company that:

(a) is not a debt security, and

(b) carries a voting right either under all circumstances or under some circumstances that have occurred and are continuing.

25.2 Application

Article 25.3 does not apply to the Company if and for so long as it is a public company or a pre-existing reporting company which has the Statutory Reporting Company Provisions as part of its Articles or to which the Statutory Reporting Company Provisions apply.

25.3 Consent Required for Transfer of Shares or Designated Securities

No share or designated security may be sold, transferred or otherwise disposed of without the consent of the directors and the directors are not required to give any reason for refusing to consent to any such sale, transfer or other disposition.

26. ADVANCE NOTICE PROVISIONS

26.1 Nomination of Directors

(1) Nominations of persons for election to the Board may be made at any Annual Meeting of shareholders or at any Special Meeting of shareholders if one of the purposes for which the Special Meeting was called was the election of directors. In order to be eligible for election to the Board at any Annual Meeting or Special Meeting of shareholders, persons must be nominated in accordance with one of the following procedures:

(a) by or at the direction of the Board or an authorized officer, including pursuant to a notice of meeting;

(b) by or at the direction or request of one or more shareholders pursuant to a proposal made in accordance with the provisions of the Business Corporations Act (British Columbia) (the "BCA"), or a requisition of the shareholders made in accordance with the provisions of the BCA; or

(c) by any person (a "Nominating Shareholder"): (A) who, at the close of business on the date of the giving by the Nominating Shareholder of the notice provided for below in this Article 26.1 and at the close of business on the record date for notice of such meeting, is entered in the central securities register of the Company as a holder of one or more shares carrying the right to vote at such meeting or who beneficially owns shares that are entitled to be voted at such meeting; and (B) who complies with the notice procedures set forth below in this Article 26.1.

(2) In addition to any other requirements under applicable laws, for a nomination to be made by a Nominating Shareholder, the Nominating Shareholder must give notice which is both timely (in accordance with paragraph (3) below) and in proper written form (in accordance with paragraph (4) below) to the Secretary of the Company at the principal executive offices of the Company.

(3) A Nominating Shareholder's notice to the Secretary of the Company will be deemed to be timely if:

(a) in the case of an Annual Meeting of shareholders, such notice is made not less than 30 nor more than 65 days prior to the date of the Annual Meeting of Shareholders; provided, however, that in the event that the Annual Meeting of Shareholders is to be held on a date that is less than 50 days after the date (the "Notice Date") on which the first public announcement of the date of the Annual Meeting is made, notice by the Nominating Shareholder is made not later than the close of business on the tenth (10th) day following the Notice Date; and

(b) in the case of a Special Meeting (which is not also an Annual Meeting) of Shareholders called for the purpose of electing directors (whether or not called for other purposes), such notice is made not later than the close of business on the fifteenth (15th) day following the day on which the first public announcement of the date of the Special Meeting of Shareholders was made. Notwithstanding the foregoing, the Board may, in its sole discretion, waive any requirement of this paragraph (3).

For greater certainty, the time periods for the giving of notice by a Nominating Shareholder as aforesaid shall, in all cases, be determined based on the original date of the applicable Annual Meeting or Special Meeting, and in no event shall any adjournment or postponement of an Annual Meeting or Special Meeting or the announcement thereof commence a new time period for the giving of such notice.

(4) A Nominating Shareholder's notice to the Secretary of the Company will be deemed to be in proper form if:

(a) as to each person whom the Nominating Shareholder proposes to nominate for election as a director, such notice sets forth: (A) the name, age, business address and residential address of the person; (B) the principal occupation or employment of the person; (C) the class or series and number of shares in the capital of the Company which are controlled or which are owned beneficially or of record by the person as of the record date for the meeting of shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice; and (D) any other information relating to the person that would be required to be disclosed in a dissident's proxy circular in connection with solicitations of proxies for election of directors pursuant to the BCA and Applicable Securities Laws (as defined in paragraph 7 below); and

(b) as to the Nominating Shareholder giving the notice, such notice sets forth any proxy, contract, arrangement, understanding or relationship pursuant to which such Nominating Shareholder has a right to vote any shares of the Company and any other information relating to such Nominating Shareholder that would be required to be made in a dissident's proxy circular in connection with solicitations of proxies for election of directors pursuant to the Business Corporations Act and Applicable Securities Laws (as defined in paragraph 7 below).

(5) The Company may require any proposed nominee for election as a Director to furnish such additional information as may reasonably be requested by the Company to determine the eligibility of such proposed nominee to serve as an independent director of the Company or that could be material to a reasonable shareholder's understanding of the independence, or lack thereof, of such proposed nominee.

(6) No person shall be eligible for election as a director of the Company unless nominated in accordance with the provisions of this Article 26.1; provided, however, that nothing in this Article 26.1 shall be deemed to restrict or preclude discussion by a shareholder (as distinct from the nomination of directors) at an Annual Meeting or Special Meeting of any matter that is properly brought before such meeting pursuant to the provisions of the BCA or at the discretion of the Chairman of the meeting. The Chairman of the meeting shall have the power and duty to determine whether any nomination for election of a director was made in accordance with the procedures set forth in this Article 26.1 and, if any proposed nomination is not in compliance with such procedures, to declare such nomination defective and that it be disregarded.

(7) For purposes of this Article 26:

(a) "Annual Meeting" means any annual meeting of Shareholders;

(b) "Applicable Securities Laws" means the applicable securities legislation of each relevant province and territory of Canada, as amended from time to time, the rules, regulations and forms made or promulgated under any such laws and the published national instruments, multilateral instruments, policies, bulletins and notices of the securities commission or similar securities regulatory authority of each province and territory of Canada;

(c) "BCA" means the Business Corporations Act (British Columbia), as amended;

(d) "Board" means the board of directors of the Company as constituted from time to time;

(e) "Common Shares" means common shares in the capital of the Company;

(f) "Public Announcement" means disclosure in a press release reported by a national news service in Canada, or in a document publicly filed by the Company under its profile on the System of Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com;

(g) "Shareholder" means a holder of Commons Shares; and

(h) "Special Meeting" means any special meeting of Shareholders if one of the purposes for which such meeting is called is the election of directors.

(8) Notwithstanding any other provision of this Article 26.1, notice given to the Secretary of the Company pursuant to this Article 26.1 may only be given by personal delivery, facsimile transmission or by email (at such email address as may be stipulated from time to time by the Secretary of the Company for purposes of this Article 26.1), and shall be deemed to have been given and made only at the time it is served by personal delivery to the Secretary at the address of the principal executive offices of the Company, email (at the address as aforesaid) or sent by facsimile transmission (provided that receipt of confirmation of such transmission has been received); provided that if such delivery or electronic communication is made on a day which is a not a business day or later than 5:00 p.m. (Vancouver time) on a day which is a business day, then such delivery or electronic communication shall be deemed to have been made on the next following day that is a business day.

26.2 Application

(1) Article 26.1 does not apply to the Company in the following circumstances:

(a) if and for so long as the Company is not a public company or a pre-existing reporting company which has the Statutory Reporting Company Provisions as part of its Articles or to which the Statutory Reporting Company Provisions apply; or

(b) to the election or appointment of a director or directors in the circumstances set forth in Article 14.7.

(2) Any director or officer of the Company is hereby authorized and directed for and in the name of and on behalf of the Company to execute or cause to be executed, whether under corporate seal of the Company or otherwise, and to deliver or make or cause to be delivered or made all such filings and documents, and to do or cause to be done all such acts and things, as in the opinion of such director or officer may be necessary or desirable in connection with the foregoing.

Voting is Easy. Vote Well in Advance of the Proxy Deadline on March 3, 2026 at 11:00 a.m. (Pacific

time)

QUESTIONS MAY BE DIRECTED TO THE

PROXY SOLICITATION AGENT

North American Toll Free: 1-877-452-7184

Collect Calls Outside North America: 416-304-0211

Text Messages: Text the word, INFO, to 416-304-0211 or 1-877-452-7184

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